SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006
_____________

Telefónica Holding de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.
(Translation of registrant’s name into English)

Avenida I. Huergo 723
Ground Floor
(C1107 A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	________	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Holding de Argentina S.A.

TABLE OF CONTENTS

 Item

1	English translation of annual report filed with the Comisión Nacional de Valores (the Argentine Securities and Exchange Commission), including the Audit Report of Pistrelli, Henry Martin y Asociados S.R.L. and the Financial Statements and Operating and Financial Review and Prospects as of and for the fiscal years ended December 31, 2005 and 2004.

Item 1

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements and Management’s
Discussion and Analysis of Financial
Condition and Results of Operations
as of and for the years ended December 31, 2005 and 2004

Unaudited Information

CONTENTS

ANNUAL REPORT

POLITICAL AND ECONOMIC AND LEGAL CONTEXT
Political and economic context
Legal and corporate framework
Good Corporate Governance Practices
Audit Committee
Disclosure Committee
Market disclosure rules
Internal rules of conduct on negotiable securities
Regulations on registration, reporting and monitoring of financial information
Internal rules of conduct for the Finance and Accounting Areas
Channel for Protected Disclosures and Procedure for Protection to
the party reporting the complaint
Manual of Ethical Standards and Behavior

CORPORATE ISSUES
Activities, history and equity ownership
Dividend policy
Decision-making and internal control system
Directors and committees of Telefónica Holding de Argentina S.A.
Directors’ compensation

FINANCIAL ISSUES
Financing policy and financial position
Negotiable Obligations
Negotiable Obligations issued by Cointel S.A.
Negotiable Obligations issued by Telefónica de Argentina S.A.
Summary of comparative balance sheet figures
Analysis of main changes in balance sheet captions
Summary of comparative income statement figures
Analysis of main changes in income statement captions
Proposed (income) loss appropriation
Proposed Directors’ and Supervisory Committee fees

PROSPECTS OF THE COMPANY AND TELEFONICA DE ARGENTINA

Unaudited Information

Political and economic context

     After the 2001-2002 crisis, political uncertainty lost intensity, a circumstance that contributed to a partial restoration of the institutional balance. Néstor Kirchner, of the Justicialist Party ("PJ") took office as President of Argentina on May 25, 2003, and in the second half of 2003, authorities were elected for executive and legislative offices. The PJ not only gained control of most of the provincial governorships but also obtained absolute majority in both Houses of the Argentine Congress.

     In the recent legislative elections of October, the PJ retained its dominant position in both Houses of Congress; however, the internal fragmentation within the party has forced the official wing called Frente para la Victoria (“FV”) to depend on the will of the rest of the PJ, in particular in the Lower House, where the official wing holds 107 seats, while the required quorum for holding sessions is 129.

     As far as the renegotiation of the defaulted sovereign debt is concerned, the Government presented, on March 18, 2005 the outcome of the exchange process that concluded on February 25, 2005. The acceptance rate was 76.15% even though the Government’s expected level had been, at minimum, a two-thirds acceptance level and the international financial community demanded a minimum of 80%. As a result, Argentina’s total sovereign debt decreased from US$ 189.8 billion to US$ 126.5 billion (equivalent to 77% of Gross Domestic Product (“GDP”), according to the official figures). Anyway this level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

     On December 15, 2005, President Kirchner announced the early payback of the debt to the International Monetary Fund (“IMF”). To that end, on January 3, 2006 a disbursement was made for an amount in the region of US$ 9.5 billion. The Government applied to this disbursement all the “unrestricted” reserves (those in excess of the amounts that support the money supply); such resources would be reinforced with various sources of internal and external funding, as for instance funds contributed by the National Treasury, loans granted by Venezuela and other financing. In turn, the imbalance in net worth caused to the Central Bank's reserves was compensated through the issuance of non-transferable Government securities denominated in US Dollars. This measure calls for further improvements in Argentina's fiscal and monetary discipline since in the light of this decrease in reserves (though transient), confidence in the system tends to drop. However, the excess in the demand of US Dollars is a juncture whereas the excess in the supply of US Dollars continues to be a structural reality.

     Economic activity continues recovering at a fast pace. The GDP (measured in real terms) increased to 8.8% in 2003 and 9% in 2004, whereas increased to 9.2% in the first in the first eleven months of 2005, reaching absolute values above the levels recorded in 1998. The country’s annualized inflation rate continues in 2-digit; In 2005, retail prices have recorded a cumulative increase of 12.3% (higher than for the same period of 2003 and 2004) while wholesale prices have had a cumulative increase of 10.7% in the same period. In 2004, the Consumer Price Index (“CPI”) rose 6.1% and the Wholesale Price Index (“WPI”) increased by 7.9% .

     The employment continues to improve. The unemployment rate was 11.1% in the third quarter of 2005 falling down from levels of over 20% as presented during the worst periods of the Argentine crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 38.5% of population and indigence represents the 13.6% of population. In addition, the work of non-registered employees continuous being high and both unemployment and public insecurity are the main demands of the society.

     As far as the main financial variables are concerned, the situation seems stabilized. The dollar exchange rate fluctuates from $3.00 to $3.05 per US dollar. Capital flight is not significant and controls on speculative capital have been established. The Merval index closed December 31, 2005 above 1,500 points. Interest rates are still low, even with negative values in real terms. The excess liquidity resulting from the increase in deposits and the gradual pace in the expansion of loans generates low needs of funding in the local financial system. Still, money supply margins are reduced and a tightening in monetary policy should be the most probable future scenario.

Unaudited Information

     The prospects for the next months anticipate an economic activity that will continue increase though at a slower pace than in the last quarters, affected by the restrictions on installed capacity and the energy crisis. Regarding the price scenario, the retail inflation rate would reach 2-digit annualized levels and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and the rest of the relevant commodities. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2004 period. Therefore, the unemployment rate will probably record annual slight declines.

     In the financial markets the peso is expected to maintain its appreciation against the US dollar, while interest rates will tend to increase slightly, following increases in international rates. Both the variable and fixed income market would range according to with the volatility that implies the sustainability of public and external accounts, as well as the conditions of the World economy, in order to satisfy funding needs for the rest of the 2006-2007 period.

Legal and corporate Framework

  Good Corporate Governance Practices

Aware of the significant conceptual and regulatory progress made in modern corporate governance rules and standards, both in the United States and in Argentina, and recognizing the need to be aligned with the worldwide objectives of the Grupo Telefónica at the global level, the Company’s and Telefónica Board of Directors has implemented the following Good Corporate Governance actions.

The overriding principles of corporate governance at Grupo Telefónica are:

(i) The maximization of the Company’s value in the interest of its shareholders,

(ii) The crucial role of the Board of Directors in Telefónica Holding de Argentina S.A. (“THA” or the “Company”) management and administration, and

(iii) Transparency of information in the company’s relationships with employees, shareholders, investors and customers.

  Audit Committee

Pursuant to the provisions set forth in the Regime of Transparency in Public Offerings as approved by Decree No. 677/01, companies whose shares are listed in stock exchanges are required to create an Audit Committee. The Audit Committee is to hold sessions jointly with three or more members of the Board of Directors, whose majority must be made up by independent directors according to the criteria determined by the National Securities Commission.

During fiscal 2005, the Audit Committee was made up by Messrs: Juan Ignacio Lopez Basabilvaso, Victor Diaz Bobillo and Ernesto Jaime Ferrer. They are all independent directors. On February 24, 2005, the Audit Committee approved its Action Plan for fiscal 2005, which has been duly implemented.

The Audit Committee has issued its annual report detailing the treatment afforded to the matters for which it is responsible.

Unaudited Information

  Disclosure Committee

The Disclosure Committee is responsible for receiving, classifying and reviewing all corporate information in order to determine that which is to be released to the markets and arranging it in accordance with the features, terms and scope set forth in the local and foreign laws applicable to Telefónica de Argentina S.A. (“Telefónica”). The Disclosure Committee’s sessions and powers are governed by its internal regulations.

  Market Disclosure Rules

Along with their statutory obligations, Telefónica S.A (“TSA”), Telefónica and the Company have assumed a transparency commitment towards their shareholders, investors and the market in general, with a view to positioning Grupo Telefónica as the forerunner in transparency policies.

With this objective in mind, Telefónica has several rules that set the basic principles for information disclosure control systems and processes aimed at ensuring that Telefonica’s material information is known by its top executives and management team, establishing also the mechanisms for conducting periodical evaluations of the effectiveness of those processes and systems.

  Internal Rules of Conduct on Negotiable Securities

Telefónica has established internal rules of conduct on negotiable securities for the purpose of restricting the execution of transactions involving negotiable securities of the Grupo Telefónica by the top management and other employees with access to inside information. These rules provide: a) duties to disclose personal deals; b) the prohibition to make deals related to inside information; c) treatment as confidential information.

  Rules on Registration, Reporting and Monitoring of Financial Information

The Company approved the Rules on Registration, Reporting and Monitoring of Financial and Accounting Information, aimed at: a) maintaining control levels that ensure that the transactions and amounts included in the Company’s financial statements are adequately reflected; b) maintaining any necessary processes to ensure that financial and accounting information is complete; c) carrying out adequate processes that ensure that the financial information is furnished and known by the members of the organization responsible for each relevant aspect; d) defining and delimiting the responsibilities of each level within the organization regarding the reliability of the information that is publicly disclosed and applying such mechanisms as necessary to assure the confidence of investors and other users of the information; e) establishing the mechanisms and principles necessary to maintain, to the extent permitted by the applicable laws, uniform accounting practices and criteria in the whole Grupo Telefónica; f) seeing and controlling that the transactions made among companies of the Grupo Telefónica are adequately identified and reported; g) maintaining adequate supervision processes that ensure the permanent effectiveness of the financial information registration, disclosure and monitoring system, identifying and correcting any potential deficiency or failure.

Unaudited Information

  Internal rules of conduct for the Finance and Accounting areas

According to these rules, the Chairman and the General Manager of Telefónica, as well as the executive managers in charge of finance and accounting, must follow certain behavior guidelines such as: (i) preventing real or apparent vested interest conflicts in their personal or professional relationships, (ii) complying with regulations imposed on securities markets, especially the provisions referred to the use of inside information and market manipulation, (iii) acting on the basis of loyalty to Telefónica and its shareholders, irrespective of their own or third party interests in the event of a vested interest situation, (iv) acting with due diligence and loyalty, duly complying with internal control rules in order for information disclosed to the markets to be timely, complete, faithful, truthful, accurate and clear to ensure the protection of the interests of investors and compliance with the requirements imposed by the market in which the securities are listed, and (v) honoring the commitments to maintain as confidential the information that they may access in the discharge of their duties.

  Channel for Protected Disclosures and Procedure for Protection to the party reporting the complaint (Whistleblower)

Telefónica’s Board of Directors approved and implemented in fiscal 2005 the basic guidelines for the Channel for Protected Disclosures and the Procedure for Protection to the party reporting the complaint (whistleblower) established by the Audit Committee to: (i) receive, file and treat the protected disclosures reported by Telefónica employees with respect to accounting, internal control or auditing practices that may involve frauds, alteration in financial information or risks for Grupo Telefónica and the companies that make up the group, and (ii) the anonymous and confidential submission by Telefónica employees of concerns or objections related to accounting or auditing issues, providing in these cases for protection and assurance of confidentiality for those employees who report or disclose such events in good faith or those who assist in the process to detect frauds.

  Manual of Ethical Standards and Behavior

The Manual of Ethical Standards and Behavior that describes the foundations on which the behavior of Telefónica members is to be based either inside the Company or towards customers and third parties was prepared and published during 2005.

In 2005 Telefónica received a recognition for its Good Governance, an annual prize given by Center for Financial Stability (“CEF”), a non-profit foundation whose purpose is to measure the quality and transparency of Corporate Governance in companies. Telefónica ranked second in the Transparency and Disclosure index designed by the CEF.

In the course of fiscal 2005 the Company or Telefónica, in its case, implemented the Good Corporate Governance actions already explained (http://www.telefonica.com.ar/responsabilidadcorporativa).

Unaudited Information

CORPORATE ISSUES

Activities, history and equity ownership

     The Company is engaged primarily in the telecommunications business (the “telecommunications business”) which it carries out through its related companies. (see Note 1 to the consolidated financial statements)

     As of December 31, 2005, the Company is engaged in the telecommunications business through a 50.0% interest in the ordinary capital stock of Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”) (see Note 4.a) to the individual financial statements) , which in turn has a controlling stake in Telefónica, by holding 100% of Telefónica’s Class “A” shares (see Note 4. to the consolidated financial statements and Note 6.2. a) to the individual financial statements), and $40.2 million Telefónica’s Class “B” shares, representing approximately 62.5% and 2.3%, respectively, of Telefónica’s stock capital.

     In addition, the Company has a 6.98% interest in the capital stock of Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b) to the individual financial statements). Atco is a holding company with direct and indirect interests in air TV channels and radios.

     The Company has also a 1.76% interest in AC Inversora S.A. (“AC”), a holding company that until July 4, 2002 had an indirect interest in air TV channels. (see Note 4.c to the Company’s individual financial statements).

     As of December 31, 2005 and as a result of a series of transactions between the previous main shareholders and TSA as described in Note 7. to the individual financial statements, the interest held by Telefónica Internacional, S.A. (“TISA”) in the Company’s capital stock amounts to 99.99% .

Dividend Policy

     The Company expects to pay dividends on the basis of the maximum portion of its earnings for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which the Company may be subject. The distribution of these dividends is further contingent upon (i) such distribution being advisable as a matter of prudent business judgment; (ii) sufficient funds being available, and (iii) there being no significant restrictions on the ability of the Company to raise funds in the financial markets.

     The impact of the devaluation of the peso on the Company’s net shareholders’ equity has compelled the Company to absorb accumulated unappropiated earnings. Therefore, and until the Company has liquid and realized earnings, it will be unable to proceed to any distribution of earnings.

Decision-making and internal control system

     The Company’s decision-making process is governed by the decisions adopted by the Board and Shareholders’ Meetings.

     The Sarbanes – Oxley Act, published in the United States in 2002, lays down a series of duties related to internal control over financial information that are mandatory for all public companies governed by the U.S. Securities and Exchange Commission (“SEC”). Specifically, section 404 of the SOX requires the inclusion in a firm’s annual report of a statement by management of the effectiveness of internal controls over the Company’s financial reporting.

Unaudited Information

     Although such rule does not apply to the Company in this fiscal year, but on the understanding that it shall apply in the future, the Company has established a General Assessment Model that includes the review of the Company’s general controls as well as the specific controls over the main processes with an impact on financial reporting. Said review is carried out mainly in the following phases: the first phase consists in identifying the Company’s processes that feed critical accounts; then such process are subject to a preliminary analysis that includes identifying existing control activities, required controls not yet in place, as well as those that though currently applied are not reflected in the documented description of processes, as well as proposals for improvement in the design of existing controls. The second phase verifies that the controls established in the prior phase are properly operational and proposes actions and improvements in internal control.

     Therefore, the implementation of such Model, in combination with planning, administrative procedures, information and communication systems, personnel assessment, management and quality control, contributes to ensuring an internal control system that guarantees that objectives shall be met with efficacy and efficiency in operations, with reliable financial information and in compliance with current rules and regulations.

Directors and committees of Telefónica Holding de Argentina S.A.

☐	Regular Directors		☐	Supervisory Committee

	José María Alvarez Pallete	Chairman		Statutory auditors
	Mario Eduardo Vázquez	Vice chairman		Santiago Carlos Lazzati
	Juan Ignacio López Basavilbaso			Edgardo Sanguineti
	Víctor José Díaz Bobillo			Eduardo Llanos
Ernesto Jaime Ferrer
Alternate statutory auditors
☐	Alternate Directors			Jorge Héctor Martinez
María Cristina Sobbrero
	Juan Carlos Ros Brugueras			Lorena Edith Ratto
Manuel Álvarez Trongé

	Jaime Urquijo Chacón (1)		☐	Audit Committee
Carolina Sigwald
☐	Board Secretary			Juan Ignacio López Basavilbaso
Víctor José Díaz Bobillo
	Manuel Álvarez Trongé			Ernesto Jaime Ferrer

(1) On February 7, 2006, Mr. Jaime Urquijo Chacón submitted his resignation to the Board of Directors

Directors’ compensation

     Pursuant to the Company’s By-laws, the compensation of the Board of Directors is determined and approved by the Shareholders’ Meeting after the end of each fiscal year.

FINANCIAL ISSUES

Financing policy and financial position

     As of December 31, 2005, the Company’s total liabilities amount to $67 million broken down as follows: $24 million in negotiable obligations (including the interest accrued as of that date), $38 million in debts to the Companies covered by Section 33 – Law No. 19,550 and related companies and 5 million in tax liabilities, accounts payable and miscellaneous debts.

Unaudited Information

     Historically, the Company has met its funding requirements mainly with the cash dividends paid by Cointel, the other income related to the Companies covered by Section 33 – Law No. 19,550 and related companies, the proceeds of sales of its shareholdings and other assets and loans under different modalities.

     The Company’s principal source of funds has traditionally been dividends paid to it by Cointel, which paid to its shareholders an aggregate of 1,452 million (at historical value) in cash and in-kind dividends from January 1, 1994 through December 31, 2001. Cointel did not pay dividends during the years ended December 31, 2005, 2004, 2003 and 2002. Cointel’s principal source of cash revenues are the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate of 1,190 million (at historical value) in cash dividends from January 1, 1994 through December 31, 2001. Telefónica did not pay dividends during the years ended December 31, 2005, 2004, 2003 and 2002.

     In 1997 the Company began collecting income under the agreement with Telefónica S.A. –branch office Argentina (“TSA Arg.”) mentioned in Note 5.c.(i) to the Company's individual financial statements. During 2005 and 2004, the Company collected 43 million and 42 million in 2005 and 2004, respectively, for this concept.

     The Company uses its funds mainly to pay interest on its financial loans and Negotiable Obligations. During 2005 and 2004 the Company did not pay dividends.

     On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notified in writing, at least three days before due date, that they do not intend to renew the agreement. TISA was entitled to modify the differential provided it notified in writing the Company of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase the Company’s negotiable obligations (see Note 9. to the Company’s individual financial statements). Subsequently, on February 14, 2001, the Company made an early partial repayment to TISA of this loan for an amount of US$37.9 million.

     Through various amendments during the year 2004, the Company and TISA agreed that principal maturity and interest capitalization will be semiannual, set the differential for the second period in 5.5% nominal per annum, which it has remained unchanged for the following periods, and amended the loan agreement eliminating the early termination event triggered by the existence of restrictions that could limit the Company’s ability to repay its debt with TISA. Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, the Company’s Board of Directors resolved to call a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. On February 15, 2005, due to the capitalization described in Note 7.3. to the individual financial statements, TISA and the Company agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of US$622.5 million (1,785 million) which shall not accrue interest as from February 15, 2005, and (ii) ratify that the residual amount of TISA’s credit for US$20 million is subject to the same conditions as those agreed upon on December 27, 2004 (see Note 7.3. to the Company’s individual financial statements). On June 17, 2005 US$7 million of the above-mentioned loan were cancelled remaining its balance as of December 31, 2005 in US$13 million.

Unaudited Information

     In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: upon the Company defaulting on any of the commitments assumed under the loan agreement, in the event of any change in the Company’s controlling shareholder, if the Company or its affiliates are unable to comply with their obligations, changes in the Company’s main business activity, if the Company or any of its affiliates lose the government licenses obtained and if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

     In relation to the loan’s balance in force as of December 31, 2005 for an amount of US$13 million, TISA has advised to the Company that until the maturity of the loan TISA shall not consider that an acceleration event as defined in the agreements has taken place. Additionally, the mentioned loan agreement includes an acceleration event in case certain court or extra-court proceedings are filed for an amount in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering until the maturity of the loan.

     The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company's own funds availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.3. b to the Company’s individual financial statements.

Negotiable Obligations

     After repurchases and payments of its Negotiable Obligations, the Company has redeemed and retired approximately 98.5% of such Negotiable Obligations for a nominal value of $175 million and US$317.4 million. As a consequence of the process of issuance of Negotiable Obligations, the Company has assumed certain covenants customary in this type of transactions. The information prospectus related to the issuance of these Negotiable Obligations describes in detail the conditions for the issuance, which have been amended and/or eliminated in accordance with the authorizations granted by the General Extraordinary Meeting of Holders held on November 12, 2001.

     On April 8, 2002, the Stock Exchange notified the Company that the authorization to have the Series C listed had been cancelled and that the authorization to have the Series B listed had been partially cancelled, in accordance with the request made by the Company, thereby reducing the authorization for listing to the amount of US$7.6 million.

     As of the date of issuance of these financial statements, the Company is in compliance with all the covenants assumed pursuant to the agreements related to the issuance of Negotiable Obligations and their amendments.

Unaudited Information

Cointel's Negotiable Obligations (Figures according to Cointel's individual financial statements as of December 31, 2005)

     The Regular and Special Shareholders’ Meeting held on March 31, 1997, had approved a Global Program for the issuance of negotiable obligations (the “Program”). Such negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies.

     Under the Program, Cointel’s Board of Directors decided the issuance of two series of negotiable obligations: Series “A” for US$225 million and Series “B” for 175 million (historical currency); the maturity date was August 1, 2004, for both Series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, Cointel placed all of the issuance on the market.

The agreement for this issuance gave a detailed description of its settled restrictions.

     On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011 at an annual nominal rate of 8.85% and paid in cash the amount of US$24 million and 4.7 million in exchange for Cointel’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.2 million of negotiable obligations at 10.375% peso denominated notes due in 2011 which on August 1, 2004 were converted into US dollars and started to accrue interest at an annual nominal rate of 8.85% for Cointel’ s Series B notes. Additionally, Telefónica transferred Cointel’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in Telefónica’s short-term financial debt to TISA.

     During fiscal years 2003 and 2004, Cointel purchased negotiable obligations Series “A” for a nominal value of US$24 million, and subsequently it repurchased all of such notes. After the prepayments above-mentioned, the outstanding principal amount under such issue was US$ 201 million.

     On July 26, 2004, TISA granted a US$103 million loan to Cointel in order for that company to cancel all Series “B” negotiable obligations and the portion of the Series “A” negotiable obligations held by third parties plus interest thereon, both with maturity on August 1, 2004.

     In addition, on July 27, 2004 Cointel agreed with TISA the repurchase of the fully of the Series “A” negotiable obligations held by TISA in order to proceed to their cancellation, which occurred on that date. In connection with the referred repurchase, on July 28, 2004 Cointel borrowed a US$ 171.4 million loan from TISA equivalent to the amount of principal plus interest accrued on such negotiable obligations as of that date. The loan did not imply the delivery of funds.

     Based on the above, as of the date of issuance of these financial statements, Cointel has fully cancelled debt for principal and interest related to the issuance of negotiable obligations above-mentioned (see Note 18 to the consolidated financial statements).

Unaudited Information

Telefónica de Argentina S.A.’s Negotiable Obligations. (amounts arising from Cointel’s consolidated financial statements as of December 31, 2004)

     The shareholders’ meeting of Telefónica held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to the Telefónica's Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Stock Exchange of Buenos Aires (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

     On April 23, 2004, Telefónica's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program, for a nominal amount of 163.3 million, which have been cancelled as of the date of these consolidated financial statements.

     On October 28, 2004 Telefónica issued the Second Class of Negotiable Obligations for 200 million under the above mentioned Program. The issuance comprises a Series A for an amount of 134.8 million, with a 365-day term (which was fully cancelled upon maturity) and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal annual minimum rate interest of 7% and a nominal annual maximum rate interest of 15%.

     On February 11, 2005 Telefónica issued the third class of negotiable obligations by 250 million in two Series, the Fixed Rate Series at 365 days for 200 million with a 8% nominal interest rate coupon (which was fully cancelled upon maturity, after December 31, 2005) and the Variable Rate Series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

Summary of comparative balance sheet figures
(amounts in million pesos restated as described in Note 2.1 to the Company’s individual financial statements)

	12-31-05	12-31-04

Current assets	27	27
Non-current assets	750	597

Total Assets	777	624

Current liabilities	44	1,903
Non-current liabilities	23	22

Total Liabilities	67	1,925

Shareholders’ equity	710	(1,301)

Total	777	624

(1) See Note 8. to the Company’s individual financial statements.

Unaudited Information

Analysis of main changes in balance sheet captions

Assets rose by 26% and the main cause for this variation was the increase in Long-term investments, which rose to $750 million up from $ 597 million as of December 31, 2005 and 2004, respectively. Such variation was due to an increase in the Company’s investment in Cointel.

Current liabilities decreased by 98% as a result of a decrease in financial indebtedness, from $ 1,897 million to 39 million as of December 31, 2004 and 2005, respectively. Such decrease is mainly due to the capitalization of $ 1,785 million of the indebtedness for loans granted to the Company by TISA and to the exchange gains/losses generated by said capitalization as a result of the decrease in the exchange rate between December 31, 2004 and February 15, 2005, the date on which the debt was capitalized.

Summary of comparative income statement figures

(amounts in million pesos restated as described in Note 2.1 to the Company’s individual financial statements)

	2005	2004

INCOME/LOSS FROM CONTINUING BUSINESSES
Income/loss from investments in Companies section 33 – Law No.
19,550 for continuing businesses	120	(133)
Other income related to Companies section 33 – Law No. 19,550 and
related companies	37	33
Administrative expenses	(5)	(2)
Financial income/loss	41	(197)

Net income/ (loss) for the year from continuing businesses	193	(299)
INCOME/LOSS FROM DISCONTINUING BUSINESSES
Income/loss from investments in Companies section 33 – Law No.
19,550 for discontinuing businesses	33	(1)
Net income/ (loss) for the year from discontinuing businesses	33	(1)

Net result for the year	226	(300)

Analysis of main changes in income statement captions

The result for the year was $226 million income, whereas the result for the prior year had been a loss of $ 300 million. The main reasons for such variation are:

• The Company’s interest in the income/loss from investments in Companies section 33 – Law No. 19,550 and related companies, which rose to income for $153 million ($120 million from continuing businesses and $ 33 million from discontinued businesses) up from a loss of $134 million ($133 million from continuing businesses and $ 1 million from discontinued businesses) in 2005 and 2004, respectively. These results show income for $153 million and a loss for $95 million in 2005 and 2004, respectively, attributable to Telecommunications activities (see Note 2.3. b) to the Company’s individual financial statements) and include a $39 million loss in 2004 corresponding to the depreciation of Cointel’s goodwill. The variation between $153 million in income for 2005 and a $ 134 loss in 2004 attributable to Telecommunications activities is due to the variations sustained by Cointel and Telefónica during such fiscal years (see “Telecommunications activities and " Evolution of the current macroeconomic situation and financial system in Argentina in the Operating and Financial Review and Prospects).

Unaudited Information

• Financial income/loss, which amounted to income for $41 million in 2005 and to $197 million loss in 2004. The variation between 2005 and 2004 is mainly due to a) a variation in exchange gains/losses arising from the impact of an increased appreciation of the peso over the net foreign currency monetary items during 2005 and in relation to the appreciation of the peso during 2004 which generated 69 million in income for 2005 and a 31 million loss in 2004 and b) interest earned on liabilities which amounted to 28 million and 166 million in 2005 and 2004, respectively; such decrease was mainly due to a decrease in the Company’s indebtedness as a result of the capitalization mentioned in Note 7.3 to the Company’s individual financial statements.

Proposed (income) loss appropriation ☐
•	Unappropriated loss based on the Financial Statements	(2,267)
	as of December 31, 2004 and approved on February 14, 2005

•	Change in results from prior years (see note 2.2 to the individual
	financial statements)	(189)

•	Unappropriated loss at the beginning of the year, changed	(2,456)

•	Net income	226

•	Unappropriated loss as of December 31, 2005	(2,230)

     The Board of Directors submits the proposed income/loss appropriation to the consideration of the Shareholders’ meeting.

Proposed Directors and Supervisory Committee fees

     The $ 225,000 compensation proposed for the performance of technical and administrative duties on the part of Messrs. Victor José Díaz Bobillo and Ernesto Jaime Ferrer and Mrs. Carolina Sigwald are based on their respective responsibilities, the time devoted to performance of such duties, their competencies and other parameters as mentioned in section 261 of the Companies Law and in section 2, sub-section d), Chapter III, Book I of General Resolution No. 368/01 of the National Securities Commission.

PROSPECTS OF THE COMPANY AND TELEFONICA DE ARGENTINA

     The Company’s main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica’s activities.

     During 2005, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the raise of prices.

Unaudited Information

     In this scenario, the Company and Telefónica have the following management priorities for the short and medium term and Telefónica maintains its vision: “to be Argentina’s most admired company in terms of personnel enthusiasm, customer satisfaction and contribution to the country’s development”:

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	continuing to tap Internet’s growth opportunities by forerunning broadband (ADSL) development, considered to be the main growth leverage for the residential segment. In the coming years the Company will implement a plan for growth that will allow it to maintain leadership in the access market in the areas it serves, maintaining quality and service standards comparable to the most developed markets around the world, with the aim of reaching one million ADSL customers in 2008;

•	consolidating Telefónica as a comprehensive supplier for corporate customers, i.e., shifting from a vision focused on product development to a vision focused on the development of integrated offerings tailored to the needs of each segment;

•	applying selective criteria to expenditures and investment projects;

•	continuing with adequate cash management, honoring assumed commitments;

•	encouraging Telefónica’s conversion into an organization focused on, and committed to, the customer; and

•	confirming Telefónica’s commitment to Argentina’s growth capitalizing the opportunities resulting from such growth.

In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills, including:

1) a bill for establishing the National Regime of Utilities (the “Bill”). The Bill defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Bill seeks to introduce substantial changes in the regulatory framework under which Telefónica currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts described above. The Bill includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply of the services must be transferred to the State upon the expiration of such term. At present, Telefónica renders its services under a perpetual license and has the title to the assets assigned to supply of the services.

In addition, although the Bill states that rates must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential rates charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the payment of its obligations by the supplier, etc.

2) a bill that changes the treatment to be given to customers in arrears that was approved by the Senate on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

Unaudited Information

     On February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit signed on behalf of the National Government and together with the Company, the Memorandum of Understanding 2006. Having complied with the procedures set forth in current rules and regulations, this instrument shall be a necessary precedent in order to reach the Protocol of the Renegotiation Agreement on the Transfer Contract approved pursuant to Decree 2332, in accordance with the provisions under section 9 of Law No. 25,561.

     Pursuant to the Memorandum of Understanding 2006, the National Executive Power has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;
•	Maintenance and assurance of legal stability for the benefit of service development;
•	Strengthening of the Nation's common good;
•	Assurance of adequate service provision;
•	Assurance of effective protection for the rights of users and consumers;
•	Incentives to the involvement of the private sector in telecommunications;
•	Promotion of sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
•	Development of the Argentine telecommunications industry;
•	Promotion of job creation;
•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom; and
•	Establishment of equal treatment for all providers.

     Telefónica cannot anticipate whether the above legislative projects or other future regulatory proposals will be finally enacted or will form part of the regulatory framework applicable to Telefónica, or whether they will be enacted as currently drafted or in any other way that could have a higher or lesser effect on the conditions and framework under which Telefónica currently operates.

     From the second semester of 2003 there has been an improvement in the macroeconomy, including an appreciation of the peso with respect to the US dollar at December 31, 2002 and a slowdown in inflation. Although during the first nine-month period of 2005 retail prices already recorded an accumulated increase of 8.9% (exceeding the amount recorded in the same period of 2003 and 2004), wholesale prices recorded an accumulated increase of 8.2% . In particular, Telefónica expects that the outcome of the renegotiations of tariffs with the Argentine Government and how the government will regulate tariffs, may have a material effect on the results of its operations in future years accompanying macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

     In particular, the Company's, Cointel's and Telefónica’s results of operations are very sensible to changes in the peso/ US dollar exchange rate because their primary assets and revenues are denominated in pesos while substantially all of their liabilities are denominated in US dollars.

     Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services that Telefónica currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

     In the long term, Telefónica intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Unaudited Information

     Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition and Argentina’s economic situation.

(English translation of the auditor’s report originally issued in Spanish, except for the elimination of paragraph 6. of
that report and for the addition of paragraph 5. of this report)

AUDITOR’S REPORT

To the Board of Directors of
Telefónica Holding de Argentina S.A.

1.	We have audited the accompanying unconsolidated balance sheet of Telefónica Holding de Argentina S.A. (“Telefónica Holding” or “the Company”, an Argentine corporation) as of December 31, 2005 and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. In addition, we have audited the accompanying consolidated balance sheet of the Company and its jointly controlled subsidiary Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) as of December 31, 2005, and the related consolidated statements of income and cash flows for the year then ended, all expressed in constant Argentine pesos (Note 2.1. to the accompanying unconsolidated financial statements).

These financial statements and those mentioned in the next paragraph are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	The unconsolidated financial statements of the Company and the consolidated financial statements of the Company and its consolidated subsidiaries as of and for the year ended December 31, 2004, were audited by other auditors, whose report dated February 14, 2005, expressed an opinion on those statements before the restatement adjustments described in the last sentence of this paragraph. Said report includes a subject-to qualification for the uncertainty related to the situation mentioned in paragraph 4. In addition, such auditors mentioned in their report that the financial statements of the subsidiary Telinver S.A., in which the Company had indirect joint control, as of and for the year ended December 31, 2004, were audited by other auditors, whose report dated February 14, 2005 expressed an unqualified opinion on those statements. The financial statements as of and for the year ended December 31, 2004, have been restated to give retroactive effect to the changes described in Note 2.2 to the accompanying unconsolidated financial statements, and the situation mentioned in Note 16. to the accompanying consolidated financial statements.

3.	We conducted our audit in accordance with generally accepted auditing standards in Argentina. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides us with a reasonable basis for our opinion.

4.	As further explained in Note 2.3.b) to the accompanying unconsolidated financial statements, as of December 31, 2005, Cointel’s current assets are lower than its current liabilities in $1,640 million, the latter including 99.5% ($1,632 million) of debt owed to Telefónica Internacional, S.A. (“TISA”), one of Cointel’s shareholders. Consequently, as of the issuance date of the accompanying financial statements, Cointel’s ability to meet its short term obligations will depend on TISA’S continued refinancing of the loans granted to Cointel, or on obtaining other financing from related or unrelated parties, which up to date are not available in sufficient amounts for Cointel.

(English translation of the auditor’s report originally issued in Spanish, except for the elimination of paragraph 6. of
that report and for the addition of paragraph 5. of this report)

The Company’s financial statements as of December 31, 2005 have been prepared assuming that the Company and its jointly controlled subsidiary Cointel will continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

5.	As further explained in Note 10 to the accompanying unconsolidated financial statements, the accompanying financial statements have been translated into English from those originally issued in Spanish. Certain accounting practices applied by the Company conform with generally accepted accounting principles in the City of Buenos Aires, Argentina, and with accounting standards set forth by the Argentine National Securities Commission (“CNV”), but do not conform with generally accepted accounting principles in the United States of America. The effects of these differences have not been quantified by the Company. Accordingly, the accompanying financial statements are not intended to present the information on the Company's financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

6.	In our opinion, subject to the effect of such adjustments, if any, as might have been required had the outcome of the matter described in paragraph 4. been known, the financial statements mentioned in paragraph 1. present fairly, in all material respects, the financial position of Telefónica Holding and the consolidated financial position of Telefónica Holding with its consolidated subsidiaries, as of December 31, 2005 and the related results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, and the pertinent regulations of the Argentine Business Association Law and the CNV.

Buenos Aires,
February 24, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

ROSANA E. SERIO
Partner

1
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.
Registered address: Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires

FISCAL YEARS No. 30 AND No. 29
BEGINNING JANUARY 1, 2005 AND 2004
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

Principal business of the Company: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

-      Of the articles of incorporation: October 25, 1976.
-      Of the last change to the bylaws: July 11, 2003 .

Registration number with the “Inspección General de Justicia” (“IGJ”, the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

      Name: Telefónica Internacional, S.A.

      Registered address: Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires.

      Principal business: Investment activities.

      Controlling shareholding percentage of the Company's capital stock: 99.99% . (1)

      Controlling shareholding percentage of the Company's total votes: 99.99% . (1)

Capital stock: See Note 7.1. to the unconsolidated financial statements.

(1) See Note 7.3. to the unconsolidated financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

TELEFONICA HOLDING DE ARGENTINA S.A.

Consolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004

(Chart I)

3
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS	CHART 1
1 OF 3
AS OF DECEMBER 31, 2005 AND 2004 (1)

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	2005	2004

CURRENT ASSETS

Cash and banks (Note 3.1.a)	11	7
Investments (Exhibits C and D)	171	122
Trade receivables (Note 3.1.b)	197	136
Other receivables (Note 3.1.c)	59	66
Inventories (Note 3.1.d)	2	2
Other assets (Note 3.1.e)	2	2

Total current assets	442	335

NONCURRENT ASSETS

Trade receivables (Note 3.1.b)	1	2
Other receivables (Note 3.1.c)	190	76
Investments (Exhibit C)	1	2
Fixed assets (Exhibit A)	2,975	3,292
Intangible assets (Exhibit B)	23	30	(2)

Subtotal noncurrent assets	3,190	3,402

Goodwill on investment in companies (Note 3.1.f)	641	641

Total noncurrent assets	3,831	4,043

Total assets	4,273	4,378

CURRENT LIABILITIES

Trade payables (Note 3.1.g)	255	206
Bank and other financial payables (Note 3.1.h)	1,114	3,170
Payroll and social security taxes payable (Note 3.1.i)	45	39
Taxes payable (Note 3.1.j)	68	50
Other payables (Note 3.1.k)	31	32
Reserves (Exhibit E)	50	-

Total current liabilities	1,563	3,497

NONCURRENT LIABILITIES

Trade payables (Note 3.1.g)	49	34
Bank and other financial payables (Note 3.1.h)	1,143	1,272
Payroll and social security taxes payable (Note 3.1.i)	7	8
Taxes payable (Note 3.1.j)	116	291
Other payables (Note 3.1.k)	18	15
Reserves (Exhibit E)	101	133

Total noncurrent liabilities	1,434	1,753

Total liabilities	2,997	5,250

LIABILITIES OF DISCONTINUED OPERATIONS (Note 3.1.l)	16	19
MINORITY INTEREST IN TELEFONICA DE ARGENTINA S.A. (“Telefónica”)	519	384
COINTEL'S PREFERRED CAPITAL STOCK AND ACCUMULATED
PREFERRED DIVIDENDS (Note 6.)	31	26
SHAREHOLDERS' EQUITY	710	(1,301)

Total liabilities, net liabilities of discontinued operations, minority interest in
Telefónica, Cointel's preferred capital stock and accumulated preferred	4,273	4,378
dividends and shareholders' equity

(1)	See Note 1. and Note 2.2. to the unconsolidated financial statements.
(2)	Includes 1 million corresponding to the intangible assets of discontinued operations (see Note 2.1.h).

Notes 1. to 20. and Exhibits A to H to Chart I, and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vice president
acting as Chairman

4
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS	CHART 1
2 OF 3
FOR THE YEARS

ENDED DECEMBER 31, 2005 AND 2004 (1)

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	2005	2004

INCOME / (LOSS) OF CONTINUING OPERATIONS
NET REVENUES	1,683	1,491

COST OF SERVICES PROVIDED (Note 3.1.m)	(941)	(951)

Gross profit	742	540

ADMINISTRATIVE EXPENSES (Exhibit H)	(202)	(163)
SELLING EXPENSES (Exhibit H)	(211)	(92)
OTHER INCOME RELATING TO SECTION 33 – Law No. 19,550 COMPANIES AND
RELATED PARTIES (Notes 2.3.f) and 5.a) to the unconsolidated financial statements)	37	33
DEPRECIATION OF GOODWILL (Note 3.1.f)	-	(51)

Subtotal	366	267

LOSS ON EQUITY INVESTMENTS	-	(1)

HOLDING AND FINANCIAL INCOME / (LOSS) ON ASSETS (3)
Exchange differences	3	3
Interest and financial income	19	15
Holding (loss) / gain from government securities	(3)	2
Holding (loss) / gain from financial instruments	(1)	2

HOLDING AND FINANCIAL INCOME / (LOSS) ON LIABILITIES (4)
Exchange differences	55	(76)
Interest and financial charges	(261)	(436)
Holding loss from financial instruments	(14)	(1)
Other (Note 3.1.n)	(10)	(12)
OTHER EXPENSES, NET (Exhibit H)	(32)	(64)

Net income / (loss) for the year before income tax, tax on minimum presumed income
and minority interest in Telefónica	122	(301)

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME (Notes 2.2. to the
unconsolidated financial statements and 2.1.k)	188	-

MINORITY INTEREST IN TELEFONICA	(117)	2

Net income / (loss) of continuing operations	193	(299)

INCOME / (LOSS) OF DISCONTINUED OPERATIONS (2) (7)
Income / (loss) from operations	(2)	(1)
Income / (loss) related with the disposal, net of tax effect (6)	35	-

Net income / (loss) of discontinued operations	33	(1)

Net income / (loss) for the year	226	(300)

Net earning / (loss) per share of continuing operations (5)	0.23	(0.74)
Net earning / (loss) per share of discontinued operations (5)	0.04	-
Net earning / (loss) per share for the year (5)	0.27	(0.74)

(1)	See Note 1. and Note 2.2. to the unconsolidated financial statements.
(2)	See Notes 2.1.l) and 16.
(3)	Corresponds mainly to current investments, trade receivables and other receivables.
(4)	Corresponds mainly to trade payables, bank and other financial payables, other payables and reserves.
(5)	Basic and diluted earning / (loss) per share. See Note 2.3.g) to the unconsolidated financial statements.
(6)	Includes 3 million corresponding to the tax effect generated by the disposal.
(7)	In 2005, net of 18 million corresponding to the minority interest income in Telefónica.

Notes 1. to 20. and Exhibits A to H to Chart I, and the accompanying unconsolidated financial statements of Telefónica Holding de
Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vice president
acting as Chairman

5
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)	CHART 1
3 OF 3
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (11)
Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

CHANGES IN CASH AND CASH EQUIVALENTS	2005		2004

Cash and cash equivalents at end of year (8) (9)	169		134
Cash and cash equivalents at beginning of year (9)	134		177

Increase (decrease) in cash and cash equivalents	35		(43)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:
Net income (loss) for the year	226		(300)
Adjustments to reconcile net income (loss) for the year to net cash provided by operating activities:
Income/ loss of discontinued operations (12)	(33)		1
Financial loss (2) (5)	169		469
Depreciation of fixed assets	532		563
Material consumption	22		28
Amortization of intangible assets	7		7
Depreciation of goodwill	-		51
Cost of services provided	8		7
Holding (loss)/gain from financial instruments	15		(1)
Holding (loss) / gain from government securities	3		(2)
Increase in allowance and accruals (3)	75		92
Gain from dispositions of current investments (6)	(2)		-
Loss on equity investments	-		1
Income tax	(188)		-
Minority interest in Telefónica (12)	117		(2)
Changes in assets and liabilities:
Trade receivables	(96)		(59)
Other receivables	31		17
Current investments	(12)		3
Inventories	(7)		(7)
Trade payables	46		(17)
Payroll and social security taxes payable	4		2
Taxes payable	19		21
Other payables	(5)		(9)
Reserves	(18)		(39)
Collected interests	10		7
Payment of tax on minimum presumed income	(19)		(22)

Total cash flows provided by operating activities	904		811

Cash flows used in financing activities:
Proceeds from loans	174		314
Repayments of loans	(650)		(736)
Payment of interest and related taxes	(169)		(239)
Increase in intangible assets (10)	-		(1)

Total cash flows used in financing activities	(645)		(662)

Cash flows used in investing activities:
Fixed assets purchases (4) (7)	(221)		(194)
Current investments	6		-

Total cash flows used in investing activities	(215)		(194)

Total (decrease) increase of cash flows of discontinued operations (13)	(9	)(14)	2

Total increase (decrease) in cash and cash equivalents	35		(43)

(1)	Cash and cash equivalent with original maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 11 million and 158 million, respectively, as of December 31, 2005; (ii) 8 million and 126 million, respectively, as of December 31, 2004; (iii)9 million and 168 million, respectively, as of December 31, 2003. As of December 31, 2004 and 2003, the cash flow includes 9 million and 7 million, respectively, corresponding to the cash flow of discontinued operations.
(2)	Net of 2 million and 1 million in 2005 and 2004, respectively, corresponding to the exchange difference originated by cash and cash equivalents denominated in foreign currency.
(3)	It does not include increases/decreases of allowances of deferred tax asset and Patriotic Bond.
(4)	In 2005 and 2004, net of 16 million and 20 million, respectively, financed by trade payables.
(5)	Net of other financial charges.
(6)	Included in “Other expenses, net” in the consolidated income statements.
(7)	In 2004, net of 4 million of transfers of inventories to fixed assets.
(8)	In 2005, cash and cash equivalents at the end of the year do not include 13 million corresponding to Discount Bond (see Note 13.).
(9)	In 2005 and 2004, cash and cash equivalents at the beginning and at the end of the year, respectively, do not include 4 million corresponding to Other investments (see Notes 2.1.b and Exhibit C).
(10)	In 2005, net of transfer of 1 million from other receivables to intangible assets.
(11)	See Note 2.2. to the unconsolidated financial statements
(12)	In 2005, the income / (loss) of discontinued operations is net of 18 million corresponding to the minority interest income in Telefónica.
(13)	See Note 16.
(14)	Corresponds to the reversal of cash at the beginning of year 2005 of discontinued operations.

Notes 1. to 20. and Exhibits A to H to Chart I, and the accompanying unconsolidated financial statements of Telefónica Holding de
Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vice president
acting as Chairman

6
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or other currency)

1.       BASIS OF PRESENTATION AND FINANCIAL STATEMENTS USED IN THE CONSOLIDATION

In accordance with General Resolution No. 368/01 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), Telefónica Holding de Argentina S.A. ("the Company") discloses its consolidated financial statements prior to the unconsolidated financial statements. The accompanying notes and supplementary statements to the consolidated and unconsolidated financial statements of the Company as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004 are an integral part of these financial statements and must be read together with them.

Following the procedure established by Technical Resolution (“RT”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") and the applicable standards of the CNV, the Company has consolidated, in proportion to its equity interest, line by line, its financial statements as of December 31, 2005 and 2004 and its income statements and cash flows for the years ended December 31, 2005 and 2004, with the consolidated balance sheets as of December 31, 2005 and 2004, and the consolidated income statements and cash flows for the years ended December 31, 2005 and 2004, of Compañía Internacional de Telecomunicaciones S.A. ("Cointel") and its subsidiary Telefónica, over which the Company has joint control according to RT No. 5 (as amended by RT No. 19).

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company’s individual financial statements is required. Proportional consolidated financial statements are to be included as supplementary information to the individual financial statements. Until September 30, 2005, Telefónica filed consolidated financial statements with its subsidiary Telinver S.A. As from December 31, 2005, and as a consequence of the disposition of Telefónica’s equity interest in Telinver S.A. described in note 16, Telefónica no longer files consolidated financial statement. In addition, the assets and liabilities of Telinver as of December 31, 2004, and revenue, costs and expenses, and cash flows for the years ended December 31, 2005 and 2004, have been excluded from the respective captions in the accompanying balance sheet as of December 31, 2004, and income statements and statements of cash flows for the years ended December 31, 2005 and 2004, and have been reported separately in such financial statements as of those dates, under Discontinued Operations (see Note 16).

The information included in the notes to the consolidated financial statements related to balances and operations of Cointel and Telefónica is disclosed based on the Company's equity interest in Cointel, except where expressly indicated that it is disclosed in other way.

2.       BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1.       Valuation methods and additional information

The consolidated financial statements of Cointel and its controlled company have been prepared in accordance with accounting principles consistent with those used by the Company (see Note 2.3. to the unconsolidated financial statements).

The valuation methods used in the preparation of the consolidated financial statements (in addition to those described in the unconsolidated financial statements) are as follows:

a) Cash, banks and deposits:

-      Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each year, if applicable.

7
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

-       Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each year, according to the intended use by the Company, including accrued financial income/expense as of each date, if applicable.

b) Current investments:

-      Investments in mutual funds: measured at their net realization value as of December 31, 2005.

-      US$ Discount Bonds: considering the intention of Telefónica, these bonds have been measured at their net realization value as of December 31, 2005 plus, financial income/loss accrued as of the year-end (see Note 13.).

-      Intelsat: Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization ("Intelsat")) as of December 31, 2004, was accounted for at the US dollar amount of paid-in capital, stated at the exchange rate applicable to that date, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information.

On January 28, 2005, Telefónica sold its shareholding interest in Intelsat. The effects of such sale were recognized as of that date (see Note 17.).

c) Receivables and payables:

- In local currency: at nominal value, plus, if applicable, financial results accrued as of the end of each year, which do not differ significantly from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from respectives assets and liabilities.

- In foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each fiscal year, in accordance with Telefónica’s intended use, plus, if applicable, the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value of the cash flows based on the rate of each transaction.

- For purposes of calculating the cash flow’s discounted value, as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction or of the market, the interest rate quoted by Banco de la Nación Argentina for savings accounts would be taken into account.

- Trade receivables include services provided by Telefónica and settlements with foreign correspondents, both billed and accrued and unbilled as of the end of each year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of Telefónica’s collections. Telefónica includes as a receivable the portion accrued as of each year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it will be recovered.

- Prepaid services: since baseline services committed to be rendered by IBM Argentina S.A. (“IBM”) over the duration of the contract will be received by Telefónica in uniform quantities over the duration of the contract, the baseline service total original cost amounting to US$ 213 million is accrued based on the straight line method over the duration of the contract. So, Prepaid services balance included in Other receivables relating to the baseline services received includes (see Note 8.):

a) The balance of the decreasing monthly installments paid to IBM as of each year-end less the cost accrued on the straight line method basis over the term of the agreement as of each of those dates. Annual increases in service costs as agreed upon between the parties are accrued and recorded in Telefónica’s income statement as from the fiscal year in which such increases occur.

8
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

b) Deferred gain: due to the interdependence of the terms of the agreement on outsourcing of the service and sale to IBM of the related equipment, Telefónica did not recognize any gain from the sale of the assets similarly to a sale and operating leaseback and, so, the gain was deferred and amortized ratably over the term of the services agreement as an adjustment to the cost accrued for the services mentioned in a).

- Patriotic Bond: as of December 31, 2004 this bond had been valued at its estimated recoverable value, recording an allowance for impairment taking into account the sovereign debt restructuring process commenced by the Argentine Government, which included such bonds (see Note 13.).

- Universal Service contribution (see Note 15.): Telefónica calculates the charge for the Universal Service contribution, consisting in the 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each year, since the detailed rules of calculation and payment of this contribution are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in the year in which its reimbursement is approved by such entity.

d) Inventories:

Corresponds to telephony equipment and other equipment (including telephone accessories and prepaid cards) intended for sale. The equipment has been accounted for at replacement cost, up to the limit of its estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each fiscal year.

e) Other assets:

Other assets include buildings no longer used for Telefónica’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in Note 2.1. , to the unconsolidated financial statements, which does not exceed its estimated realizable value.

f) Noncurrent investments:

- The investment in E-Commerce Latina S.A. (“E-Commerce”) as of December 31, 2005 has been valued by the equity method, based on the financial statements of that company as of September 30, 2005. Telefónica considers that there were no significant events during the quarter ended on December 31, 2005 that could significantly affect the value of such investment at that date.

As of December 31, 2004, such interest was valued by application of the equity method, determined on the basis of financial statements as of that date, that had been prepared using consistent criteria with those applied in the preparation of these financial statements.

- Other investments - Financial trust: corresponds to the value of the certificates of participation subscribed by Cointel in the financial trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” (see Note 14.). Such certificates were valued at the subscription value paid by Cointel up to the limit of their recoverable value. They are expected to be recovered over a term in excess of one year.

g) Fixed assets:

Fixed assets have been valued at their cost restated as described in Note 2.1. to the unconsolidated financial statements, amortized by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over time, includes the financial cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. During the fiscal years ended December 31, 2005 and 2004, interest in work in process was capitalized for 6 million and 4 million, respectively. As of December 31, 2005 and 2004, the residual value of cumulative capitalized interest on fixed assets is 222 million and 252 million, respectively.

9
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates the amortization charge based on the adjusted remaining useful life in accordance with Telefónica's related assets replacement plan.

Telefónica habitually uses third-party sites to install its transmission equipment. Telefónica maintains a liability at present value to reflect the removal of assets installed at third-party sites whose counterpart consists in an increase in the value of the related fixed asset, which is depreciated on the basis of the estimated useful life of such asset.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Telefónica's Management best estimate of discounted future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefónica has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projection based on the latest trends. As explained in Note 4., the main macroeconomic variables have shown a relative stabilization. In the opinion of Telefónica’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, Telefónica will generate future cash flows sufficient to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in Note 9.1., Telefónica will continue to monitor the projected situation and will assess the effect of any new future developments.

h) Intangible assets and goodwill on investment in companies:

   In addition to Note 2.3. c) to the unconsolidated financial statements, intangible assets as of December 31, 2005 and 2004 correspond to:

•	Cointel's goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to Cointel's increase in Telefónica’s equity interest from 51.0% to 56.2% as a consequence of the redemption of Telefonica’s class C shares by such company. Until December 31, 2004, Cointel depreciated this goodwill over a 240-month term by the straight-line method. As mentioned in Note 2.2. to the unconsolidated financial statements, as from January 1, 2005 and in accordance with current accounting principles, Cointel has discontinued amortization of goodwill in relation to the investment in Telefónica.

The recoverability analysis of the goodwill's booked value and the direct investment in Cointel and the indirect investment in Telefónica as of December 31, 2005 has been made on the basis of the Company’s Management best estimate of Cointel’s and Telefónica’s most likely discounted future cash flows, considering current information and Telefónica’s future service rates estimates. Cointel and Telefónica’s Managements have monitored the evolution of the macroeconomic variables that affect their business and, from time to time, they have adjusted their projections based on the latest trends.

As described in Note 4., the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of Telefónica’s operating strategies available for possible scenarios, future cash flows could be obtained to recover the balances corresponding to goodwill and investments. Notwithstanding the foregoing, as explained in Note 9.1., the Company's, Cointel's and Telefónica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

•	Trademarks were valued at acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements.

•	The rights of use links have been valued at acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements and are amortized by the straight- line method over 15 years, the term of the rights.

10
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

•	Deferred expenses are incurred in connection with the issuance of negotiable obligations and have been restated as described in Note 2.1. to the unconsolidated financial statements were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations of Telefónica. The amortization of such deferred expenses has been recognized in the line “Other holding and financial income / (loss) on liabilities” of the Company’s consolidated income statements. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of Telefónica's negotiable obligations which are amortized on a straight-line basis through maturity.

•	The license related to the data transmission business, including the authorizations to use the “B” Band, have been restated as described in Note 2.1. to the unconsolidated financial statements, and is amortized by the straight-line method over a 10-year term.

•	The non-competition clauses have been valued at its acquisition cost and are amortized by the straight-line method for the term of such agreements.

Intangible assets value as of December 31, 2005 do not exceed their recoverable value.

i) Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. The outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica's Management assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of December 31, 2005, the amount booked for reserves is 151 million.

j) Financial instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the US dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the US dollar so that, Telefónica has ensured a fixed exchange rate between the yen/euro and the US dollar for these obligations paying for the coverage a fixed percentage. The main criteria used by Telefónica to determine the hedge effectiveness are: i) notional amount of swap contracts with respect to the peso and hedged items; ii) currency of the swap contracts and covered items and iii) maturity date of the hedge instrument and the hedged item. As of December 31, 2005 and 2004, the hedge relationship was deemed to be ineffective because of the devaluation of the peso and the freezing of Telefónica’s tariffs.

k) Income tax and tax on minimum presumed income: (figures according to Cointel's consolidated financial statements as of December 31, 2005, except for the breakdown of the deferred tax balances and the reconciliation):

Cointel and Telefónica record income tax by applying the deferred method, in accordance with the considerations described in Note 2.3.d) to the unconsolidated financial statements.

Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and mainly from tax loss carryforwards of previous fiscal years. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in Note 2.1. and the value for tax purposes of fixed assets, mainly due to the effect of the restatement applied to fiscal years 2002 and 2003, due to different depreciation criteria and to the treatment of capitalized interest.

In order to book the temporary differences, Cointel and Telefónica applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the consolidated income statements.

As described in Note 2.2. to the unconsolidated financial statements, in August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the

11
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

FACPCE to unify Argentine professional accounting standards. On December 29, 2005, and January 26, 2006, the CNV approved General Resolutions No. 485/05 and 487/06, whereby it approved, with a few amendments, the abovementioned CPCECABA resolution. Such CNV resolutions become effective for the Company and Telefónica as from January 1, 2006.

Under CPCECABA Resolution MD 11/03, Telefónica had not recognized as deferred tax, the difference between the book value of fixed assets adjusted for inflation (and other nonmonetary assets) and its tax base. However, the unification of the new accounting standards described in Note 2.2. to the unconsolidated financial statements and approved by the CNV through General Resolutions Nos. 485/05 and 487/06 allow for such difference to be booked as deferred tax (see Note 2.2. to the unconsolidated financial statements).

As of December 31, 2005, as provided for in the effective accounting standards approved by the CNV, Telefónica decided to record the deferred tax liabilities, and charged the respective amount to prior-year losses. Upon retroactively including this deferred tax liabilities, the mechanics to compute the net deferred tax assets provided by the regulation implies the subsequent retroactive booking under deferred tax assets of a compensable portion of temporary differences and accumulated NOLs amounting to 551 million (equivalent to 179 million considering the Company’s indirect ownership interest in Telefónica) which, if such liabilities had not been booked, should continue to be affected by the related recoverability allowance as of December 31, 2004, and 2003.

The accumulated effect on Telefónica’s net shareholders’ equity at the beginning of the fiscal year ended December 31, 2004 related to the booking of deferred tax liabilities after the abovementioned netting and considering the periods provided to reverse deferred tax assets and liabilities, represented a 582 million increase in accumulated losses as of that date (equivalent to 189 million considering the Company’s indirect ownership interest in Telefónica).

Cointel and Telefónica’s Management evaluate the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon Cointel and Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering its estimates, Cointel and Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, they must recognize deferred tax assets when future deductibility is likely. As of December 31, 2005, based on the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the variables affecting the future taxable income, including the renegotiation of the Argentine debt, the changes in NOL amounts for the last three years, the stability and foreseeability of the foreign exchange rate, the inflation for the coming two years, and the reduction in foreign currency debt, Telefónica believes that the deferred tax assets will probably be recovered (see Note 2.5. to the unconsolidated financial statements). The effect of the reversal of the allowance as of December 31, 2004, was included in the "Income tax" line in the income statement.

As regards Cointel, considering current tax strategies and the fact that Cointel's income is derived from its shareholding in Telefónica and that said income is not levied with income tax, Cointel has booked an allowance to cover the total balance of deferred tax assets.

According to Law No. 25,561, which is described in Note 2.3.d) to the unconsolidated financial statements, Telefónica's foreign exchange tax loss as calculated by application of a $1.40 exchange rate for each US dollar was approximately 750 million, which is computed in equal parts in five years starting December 31, 2002. As of December 31, 2005, the remaining balance of 150 million will be computed for tax purposes over the next fiscal year. Cointel’s foreign exchange tax loss was approximately 123 million, of which approximately 105 million were computed for tax purposes until the year ended December 31, 2005, while the remaining balance will be carried forward and applied proportionally to offset taxes over the next year.

The following is the information about Cointel and Telefónica’s tax loss carryforward, without considering the information of the Company included in Note 2.3. d) to the unconsolidated financial statements. As of December 31, 2004, Cointel, Telefónica and Telinver S.A. kept a tax loss carryforward of approximately 3,442 million (1,205 million at a 35% tax rate), that could be

12
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

applied, in each company’s particular case, to offset future income tax charges until 2010, according to Cointel's financial statements. For the year ended December 31, 2005, Cointel has estimated a tax loss carryforward of approximately 161 million. Furthermore, in such period, Telefónica has estimated a consolidated taxable income with Telinver S.A. of approximately 728 million, that would be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year of Telefónica. The detail of Cointel consolidated accumulated tax loss carryfoward as of December 31, 2005 is as follows:

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(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Tax loss carryforwards
(in million of pesos
Maturity year	in historical value)

2006	795
2007	1,682 (1)
2008	169
2010	161

2,807

(1) Net of 728 million corresponding to Telefónica taxable income estimated for the year ended December 31, 2005.

The following table presents the components of the Company’s consolidated deferred tax balances (in millions of Argentine pesos):

	2005	2004

Deferred tax assets
General income tax on tax loss carryforwards	839 (1)	963
Specific income tax on tax loss carryforwards	-	44
Exchange differences deductible in future years	43	89
Allowance for doubtful accounts	20	23
Accrual for reserves and other non-deductible allowances
and accruals	100	87

	1,002	1,206
Allowance for deferred tax net assets (Exhibit E)	(562)	(859)

Subtotal	440	347

Deferred tax liabilities
Fixed assets and intangible assets	(547)	(628)
Dismissal accrual for tax purposes	(7)	(7)
Other liabilities	(2)	(3)

Subtotal	(556)	(638)

Total	(116)	(291)

(1)	Includes 28 million originated by Cointel's estimated tax loss carryforward and net of 140 million of taxable income estimated by the Company and Telefónica for the year ended December 31, 2005, from which 13 million corresponds to discontinued operations.

The following is the reconciliation of the income tax amount resulting from the application of the corresponding tax rate on pre-tax net income of continued operations (in millions of Argentine pesos) and the amount charged to the income statement of continued operations for the years ended December 31, 2005 and 2004:

	2005	2004

Net income / (loss) of continuing operations before income
tax at statutory income tax rate	2	(105)

Permanent differences:

Net non-taxable income	9	123
Inflation restatement effect	1	(1)
Net reversal of allowance for deferred tax assets	(297)	(65)
Goodwill depreciation	-	17
Expired tax loss carryforward	56	31
Effect of minority interest in Telefónica	41	-

Total income tax and minimum presumed income tax (gain)	(188)	-

14
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Telefónica has determined a tax on minimum presumed income charge for the year ended December 31, 2005 in an amount of 35 million (equivalent to 11 million considering the Company's indirect participation in Telefónica) that was included in the caption “Other non current receivables” as Telefónica’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). The amounts booked as Tax on minimum presumed income credit have been measured at their discounted value, based on Telefónica’s tax projections.

For the years ended December 31, 2005 and 2004, Cointel has determined tax on minimum presumed income charges amounting to 35,267 and 54,565, respectively, which were included in Cointel’ s income statements for such years.

l) Income statement accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance, prepaid cards and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines or interconnection services are recognized as revenues in the term corresponding to the estimated mean life of the relation with the customer and the costs associated to these charges are recorded as expense in the term corresponding to the estimated useful life of the related credit asset.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized in the period in which all necessary conditions are met to consider them as revenues.

Recognition of the Telinver S.A. sale: Telefónica assessed income in the amount of about 109 million (equivalent to 35 million, calculated in proportion to the Company’s indirect ownership interest in Telefónica) related to the sale of its interest in Telinver S.A. Upon assessing the income from the sale, Telefónica considered the value of its interest in Telinver S.A. as of October 31, 2005, other costs related to the transaction, as well as the guarantee granted to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see Note 7.2. ); therefore, the Company deferred booking the income from the sale in the amount of 49 million (equivalent to 16 million considering the Company’s indirect ownership interest in Telefónica) until the uncertainty related thereto is resolved, so that it will be probable that Telefónica receives the economic benefits associated to the disposal for that amount.

Income from the sale of Telefónica’s equity interest in Telinver S.A., net of its tax effect, is disclosed in the statement of income under "Income/loss of discontinued operations" (see Notes 7.2. and 16.).

As of December 31, 2005 and 2004 charges for the use, depreciation and amortization of non-monetary assets (materials, inventories, fixed assets and intangible assets) have been stated based on the inflation restated amounts of such assets, as described en la Note 2.1. to the unconsolidated financial statements.

m) Liabilities of discontinued operations:

The following is the disclosure of the valuation criteria used for the items included in Net liabilities of discontinued operations not described in the preceding paragraphs:

-      Raw materials and supplies: they correspond to paper for printing directories. They have been accounted for the replacement cost up to the limit of their estimated realizable value.

-      Directories in edition process: have been accounted for at their production cost, which does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

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(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

-Trademarks: as of December 31, 2004, trademarks and the license to use the logo were valued at their acquisition cost restated as  described in Note 2.1. to the unconsolidated financial statements, net of accumulated amortization, which is calculated based on the  remaining duration of the contract with Telinver S.A., i.e., until October 2007. As a result of the transaction mentioned in Note 16.,  Telefónica transferred the license to use the logo and certain trademarks to Telinver S.A.

3.       BREAKDOWN OF THE MAIN ACCOUNTS (amounts stated in millions of Argentine pesos)

3.1       Breakdown of accounts

The main accounts of the consolidated financial statements as of December 31, 2005 and as of December 31, 2004 and the consolidated income statements for the years ended December 31, 2005 and 2004, (foreign currency balances are presented in Exhibit G):

a) Cash and banks:

	Current

	2005	2004

Banks	11	7

Total	11	7

b) Trade receivables:

	2005		2004

	Current	Noncurrent	Current	Noncurrent

Without maturity	17	-	-	-
Past due (2) (3)	169	3	84	6
Current	79	-	123	-

Subtotal (1)	265	3	207	6

Allowance for doubtful accounts (Exhibit E)	(68)	(2)	(71)	(4)

Total	197	1	136	2

(1)	In 2005 and 2004, includes 17 million and 16 million corresponding to related companies (see Note 7.3.).
(2)	In 2005 and 2004, net of 4 million totally reserved.
(3)	As a consequence of refinancing past-due trade receivables, approximately 5 million and 3 million of refinanced receivables are disclosed as current receivables as of December 31, 2005 and 2004, respectively.

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(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

c) Other receivables:

	2005		2004

	Current	Noncurrent	Current	Noncurrent

Guarantee deposits	2	1	1	-
Prepayments to vendors	1	-	1	-
Related companies receivables (1)	40	113	37	-
Financial Prepayments	-	-	5	-
Financial Instruments (2)	1	1	1	2
Prepaid expenses	3	-	1	-
Prepaid services (3)	3	-	6	-
Legal deposits	2	-	4	-
Tax on minimum presumed income	-	74	-	60
Patriotic Bond (4)	-	-	-	42
Prepaid insurance	1	-	1	-
Other (5)	6	1	9	-

Subtotal	59	190	66	104
Allowance for impairment of Patriotic
Bond (Exhibit E)	-	-	-	(28)

Total	59	190	66	76

(1)	In 2005 and 2004, includes 126 million and 10 million, respectively with other related companies according to the detail provided in Note 7.3. and 27 million with Telefónica S.A. – Sucursal Argentina (“TSA Arg.”) (See Note 5.c) (i) to the unconsolidated financial statements).
(2)	See Note 12.
(3)	See Note 8.
(4)	See Notes 2.1.c. and 13.
(5)	In 2005 and 2004, net of 4 million totally reserved.

d) Inventories:

	Current

	2005	2004

Telephone equipment and other
equipment	3	4

Subtotal	3	4
Allowance for impairment in value
and slow turnover (Exhibit E)	(1)	(2)

Total	2	2

e) Other assets:

	Current

	2005	2004

Real property intended for sale	2	2

Total	2	2

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(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

f) Goodwill on investment in companies:

	Original value	Amortization			Net book value

		At			As of	As of
	At beginning/	beginning	For the	Accumulated	December	December
	end of year	of year	year	at end of year	31, 2005	31, 2004

Goodwill – Cointel	804	312	-	312	492	492
Goodwill - Telefónica	227	78	-	78	149	149

Fiscal year ended
December 31, 2005	1,031	390	- (a)	390	641

Fiscal year ended
December 31, 2004	1,031	339	51	390		641

(a) See Note 2.2. to the unconsolidated financial statements

g) Trade payables:

	2005		2004

	Current	Noncurrent	Current	Noncurrent

Vendors, contractors and correspondents (1)	178	1	142	1
Management fee (2)	40	-	35	-
Billing on account and behalf of cellular and
audiotext companies	29	-	26	-
Services collected in advance (3)	3	31	2	33
Deferred income	4	17	-	-
Other	1	-	1	-

Total	255	49	206	34

(1)	In 2005 and 2004, includes 17 million and 15 million, respectively, corresponding to related companies (see Note 7.3.).
(2)	See Note 7.3.
(3)	Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the term of the agreement. In 2005 and 2004, includes 2 million as current amount and 29 million and 30 million as non current amount, respectively, with related companies (see Note 7.3.).

h) Bank and other financial payables:

	2005		2004

	Current	Noncurrent	Current	Noncurrent

Bank loans and long-term
financing	17	87	112	118
Imports financing	3	4	7	6
Section 33 Law No. 19,550 –
Telefónica Internacional, S.A.
(“TISA”) (1)	873	-	2,862	-
Negotiable obligations (2)	218	1,052	174	1,148
Credit balances with banks	3	-	15	-

Total	1,114	1,143	3,170	1,272

(1)	In 2005 and 2004, includes 38 million and 1,896 million, respectively, corresponding to the Company (see Note 5.c.(ii) to the unconsolidated financial statements), 816 million and 727 million, respectively, corresponding to Cointel (see Note 7.1.) and 19 million and 239 million, respectively, corresponding to Telefónica (see Note 7.3.).
(2)	See issuance conditions and cancellation in Note 11. and Note 9. to unconsolidated financial statements.

18
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

i) Payroll and social security taxes payable:

	2005		2004

	Current	Noncurrent	Current	Noncurrent

Vacation and bonus accrual	28	-	23	-
Social security taxes payable	9	-	7	-
Pre-retirement agreements
and others (1)	7	6	8	8
Incentive plan for executives (2)	-	1	-	-
Other	1	-	1	-

Total	45	7	39	8

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. Includes 4 million related to benefits granted to employees included in such agreements, which are to be allocated by them to retirement tax payments corresponding to the period between the date of the agreement and December 31, 2005 and are to be paid until the worker qualifies to obtain legal pension benefits.
(2)	See Note 19.

j) Taxes payable:

	2005		2004

	Current	Noncurrent	Current	Noncurrent

Turnover tax accrual (net of
prepayment)	7	-	6	-
Health and safety taxes	12	-	12	-
Value added tax	11	-	5	-
Tax on minimum presumed income
(net of prepayment)	6	-	5	-
Deferred tax liability, net (1)	-	116	-	291
Other	32	-	22	-

Total	68	116	50	291

(1)       See Note 2.1. k.

k) Other payables:

	2005		2004

	Current	Noncurrent	Current	Noncurrent

Financial instruments (1)	6	9	5	2
International Telecommunication Union	10	-	10	-
(“U.I.T.”) (2)
Related companies payables (3)	6	-	7	-
Other	9	9	10	13

Total	31	18	32	15

(1)	In 2005 corresponds to foreign currency swap agreements and in 2004 corresponds to foreign currency swap agreements and currency exchange option agreements, described in Note 12.
(2)	See Note 10.b.
(3)	See Note 7.3.

19
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

l) Net liabilities of discontinued operations:

	2005	2004

Net liabilities (1)	-	19
Deferred income – Sale of Telinver S.A. (2)	25	-
Deferred tax assets	(9)	-

Total	16	19

(1)	See Note 16.
(2)	See Notes 2.1.I. and 7.2.

m) Cost of services provided:

	Income/(loss)

	2005	2004

Telecommunications services (Exhibit H)	(933)	(944)
Cost of services provided (Exhibit F)	(8)	(7)

Total	(941)	(951)

n) Other holding and financial income / (loss) on liabilities:

	Income/(loss)

	2005	2004

Deferred expenses amortization	(4)	(4)
Tax on bank account credits and debits	(6)	(8)

Total	(10)	(12)

20
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.2 Aging of current investments, receivables and liabilities as of December 31, 2005

		Assets				Liabilities (c)

	Current investments	Trade receivables (a)		Other receivables	Trade payables	Bank and other financial payables	Payroll and social security taxes payable	Taxes payable	Other payables

Past due:

Up to three months	-	96		-	3	-	-	-	-
From three to six months	-	10		-	7	-	-	-	-
From six to nine months	-	8		-	-	-	-	-	-
From nine to twelve months	-	5		-	-	-	-	-	-
From one to two years	-	11		-	-	-	-	-	-
From two to three years	-	8		-	1	-	-	-	-
Over three years	-	34		-	-	-	-	-	-

Without maturity:	25	17		42	17	3	-	149	22

Current:

Up to three months	146	77		5	217	100	32	28	6
From three to six months	-	1		5	6	105	4	6	-
From six to nine months	-	1		2	2	116	5	1	3
From nine to twelve months	-	-		5	2	790	4	-	-
From one to two years	-	-		7	6	354	4	-	8
From two to three years	-	-		182	5	210	1	-	6
From three to four years	-	-		-	4	17	1	-	2
From four to five years	-	-		-	4	339	1	-	1
Over five years	-	-		1	30	223	-	-	-

Subtotal	171	268		249	304	2,257	52	184	48
Allowance for doubtful
accounts (Exhibit E)	-	(70)		-	-	-	-	-	-
Benefits under the
Collective Labor
Agreements	-	-		-	-	-	-	-	1

Total	171	198		249	304	2,257	52	184	49

Balances:
Percentage accruing interest
at fixed rate	93%	-		54%	-	58%	-	-	32%
Percentage accruing interest
at variable rate	-	46	% (b)	-	-	41%	-	-	-
Percentage accruing income
at variable rate	7%	-		-					-
Interest:
Annual average interest rate
in foreign currency	5%	-		5%	-	10%	-	-	6%
Annual average interest rate
in local currency	7%	28	% (b)	11%	-	8%	-	-	-

(a)	Includes 3 million past-due classified as non current taking into account Telefónica's Management estimates regarding probable collection terms.
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including net liabilities of discontinued operations.

4.       TELEFONICA'S OPERATIONS

Sociedad Licenciataria Sur S.A., nowadays Telefónica, was created in compliance with the provisions of the List of Conditions for the privatization of Empresa Nacional de Telecomunicaciones (“ENTel”). Telefónica has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, Telefónica signed a license agreement with the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

21
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On June 9, 2000, the National Executive Power ("PEN") issued Decree No. 465/00, which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000 the PEN issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Interconnection, the Universal Service and the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. On September 19, 2000, Telefónica filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

Telefónica’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore since early 2002, the short-term strategy has focused on the renegotiation of the agreement reached with the Government and Telefónica has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that Telefónica operates, and the situation affecting service rates described in Note 9. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining Telefónica's revenues and expenses was affected as a result of the “pesification” and freezing of Telefónica's tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine income and costs of Telefónica (including investments), i.e. the so called “Telefónica's economic and financial equation” upon the occurrence of certain circumstances (see Note 9.). As mentioned in Note 2.5. to the unconsolidated financial statements, the Public Emergency and Exchange System Reform Law established the pesification of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to $1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed on behalf of the National Government and together with Telefónica, a Memorandum of Understanding (the "Memorandum of Understanding 2006") which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date.

As of the date of issuance of these financial statements, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002, show positive signs such as growth in the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rises in domestic prices. Therefore, in the opinion of the Company, Cointel and Telefónica’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the Peso equivalent amounts of its foreign currency denominated consolidated debt, due to the financing already obtained by Telefónica and the gradual reduction of Telefónica’s short term debt (see Notes 2.1. g and 12.).

Although Telefónica has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in the economic context the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute Telefónica's economic and financial equation (see Note 9.).

As regards Telefónica's contractual situation, the National Communications Commission (“CNC”) and UNIREN's Executive Secretary have expressed in the Memorandum of Understanding 2006 that they have proceeded, in accordance with current rules and regulations, to an analysis of the progress and degree of compliance by Telefónica with the commitments assumed pursuant to the Transfer Contract and the regulatory framework. The conclusion has been that as of the date thereof Telefónica has complied to an acceptable degree, there being only specific non-compliances, for which penalties have been imposed, and issues inherent in operations being pending, which will be resolved before June 30, 2006.

Additionally, it has been agreed pursuant to the Memorandum of Understanding 2006 that as of December 31, 2010 Telefónica shall have achieved the targets set forth as Long-Term Targets in Decree No. 62/90 and in the General Regulations on Basic Telephone Service Quality. Targets have also been established for achievement starting in 2005 which shall be in force until the date above mentioned.

22
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

In the framework of the renegotiation of Telefónica's agreement with the Government, and within a 30-day term subsequent to the confirmation of the Protocol of Renegotiation by the PEN, as defined in Note 2.5. to the unconsolidated financial statements, Telefónica and the shareholders representing at least 98% of the capital stock, shall waive fully and expressly all the rights they may potentially invoke, and shall withdraw any actions filed or pending, on the basis of, or in relation to, the events occurred or measures implemented as a result of the emergency situation established pursuant to Law No. 25,561 as regards the Transfer Contract and the license of Telefónica. The waivers and withdrawals stipulated shall not be construed as a waiver on the part of Telefónica of the rights it may have as a result of different circumstances arising in the future. Should such waiver of rights and withdrawal of actions fail to take place, the Protocol of Negotiation shall be deemed terminated on grounds attributable to Telefónica and its license shall be revoked or considered expired.

In the opinion of its Management, Telefónica has complied with all currently applicable duties.

Telefónica has signed a Management Agreement with its operator and majority shareholder, Telefónica S.A. (“TSA”, formerly known as Telefónica de España S.A.). Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TSA's option. On October 30, 2002, TSA notified Telefónica that it intended to exercise the option to extend the effective term of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of Telefónica’s “gross margin”, as defined in the Agreement. On July 30, 2003, Telefónica entered into a Supplement to the Agreement, confirmed by its General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meeting approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authority. The related request has been filed to the S.C. and is pending. Therefore, the changes to Telefónica's corporate purpose are subject to administrative approval by the S.C.

On November 11, 2005, Telefónica sold its equity interest in Telinver S.A. (see Note 16.).

5.       REGISTRABLE ASSETS OF TELEFONICA (Figures according to Cointel's consolidated financial statements as of December 31, 2005)

On October 27, 1994, "ENTel in liquidation" issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of December 31, 2005, these assets have a net book value of about 581 million, of which approximately 508 million (both amounts restated as described in Note 2.1. to the unconsolidated financial statements) have been registered in Telefónica's name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

23
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

6.       PREFERRED SHARES OF COINTEL (Figures according to Cointel's unconsolidated financial statements as of December 31, 2005)

Cointel’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a) Three different classes of preferred shares were issued: A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b) The issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in US dollars and until the closing of the three month period ended on March 31, 2002, Cointel valued them in accordance with such clauses. However, and according to Cointel's and its legal counsel's final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02. Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one US dollar (US$1) exchange rate, being applicable to such amounts the adjustment by the Coeficiente de estabilización de referencia (“CER”) accrued until the redemption and/or payment date.

As of June 30, 2004, Cointel received a claim from the preferred shareholder that holds 100% of the outstanding preferred shares in relation with the “pesification” of its preferred shares. On September 16, 2004 Cointel has been notified of a legal action filed by such preferred shareholder contesting the shareholders’ meeting held on April 19, 2004 that approved the financial statements for the fiscal year ended December 31, 2003 and possibly the previous meetings, and in particular the shareholders’ decision approving the financial statements as of December 31, 2003 insofar as they disclose as “pesified” the redemption value of the preferred shares and related accumulated unpaid accrued dividends in accordance with the regulations described above. In addition, Cointel has been notified of a precautionary measure (specifically, an order to record the existence of a pending action) in connection with the contestation filed in court by such preferred shareholder. As of August 12, 2005, following the above mentioned claims, the preferred shareholder initiated a new legal action (requesting that the actions be gathered by the same court), intending to declare the nullity of Cointel Shareholders’ meeting dated on April 29, 2005, that approved the financial statements as of December 31, 2004. Cointel’s Management and its legal counsel consider that, based on the raised analysis and in the light of the rules in force, the likelihood that the outcome of these issues could have an adverse effect on Cointel’s financial position is remote.

c) The periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of Cointel’s year-end date.

d) Preferred dividends are cumulative. The issuance clauses of preferred shares state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e) Preferred dividend payment dates are as follows:

1. Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends should be paid on the 30th day of April in each year to and including 2003, in the event of liquid and realized profits or free reserves (see item j) of this note).

2. Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends should be paid on the 30th day of April in each year to and including 2007, in the event of liquid and realized profits or free reserves (see item j) of this note). On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

24
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

f) Preferred capital amortization dates are as follows:

1. Class A shares of preferred stock: the first date was April 30, 1997 and thereafter, amortizations should be made on the 30th day of April in each year to and including 2003, in the event of liquid and realized profits or free reserves (see item j) of this note), in installments equal to a seventh of the preferred capital of this type of shares.

2. Class B shares of preferred stock: beginning on April 30, 1998 and thereafter, amortizations should be made on the 30th day of April in each year to and including 2007, in the event of liquid and realized profits or free reserves (see item j) of this note), in installments equal to a tenth of the preferred capital of this type of shares.

The General and Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000, April 30, 1999 and March 31, 1997 voted a redemption of Class “A” and “B” preferred shares for a total, in each repurchase, US$40,100,047 (face value of 21,172,825 in historical value) and US$41,878,336 (face value of 22,111,761 in historical value), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce.

g) For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 – Law No. 19,550 companies, as amended. Bondholders shall have the same preference as the holders of preferred shares. Amortization payments shall be made from liquid and realized profits or free reserves.

h) If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i) In the event of liquidation of Cointel, for whatever reason, the holders of preferred stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j) Cointel, among other commitments detailed in the issuance conditions, has agreed:

1. Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of preferred stock in a Special Meeting of preferred shareholders.

2. To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3. To make no investment other than in shares of the controlled company and assets related to the holdings of such shares by Cointel.

4. To incur no debt that shall cause all the debts of Cointel to exceed at any time the amount of US$850 million.

As of the date of issuance of these financial statements, Cointel has met all obligations arising from the issuance conditions of preferred stock. However, as of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that have not been redeemed as set forth in the original schedule, because Cointel did not have liquid and realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k) The holders of preferred stock shall have no right to receive common shares as dividends whether from capitalization of reserves, capital adjustments or otherwise.

l) The holders of preferred stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of Law No. 19,550 as amended, (ii) if voluntary dissolution of Cointel has been decided by Cointel or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unamortized and past-due. In these cases the holders of preferred stock shall have one vote per share.

The right to vote shall cease after Cointel has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

25
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The detail of Cointel's preferred capital determined in accordance with the issuance clauses prevailing and considering the effects of Decree No. 214/02 and related regulations and the preferred dividends accumulated unpaid but not yet due as of December 31, 2005, as established in the issuance clauses and considering the effects of Decree No. 214/02 and related regulations, is as follows:

	Capital stock				Amounts stated in millions of Argentine pesos

Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (1)		Accumulated unpaid dividends as of December 31, 2004 (2) (3)	Fifteenth preferred dividend period (3)	Total accumulated unpaid but not due preferred dividends (3)

A	2		6		1	-	1
B	13		42		10	3	13

	14	(4)	47	(4)	11	3	14

(1)	See b) in this Note.
(2)	Corresponds to the preferred dividends accrued during the years ended December 31, 2004, 2003, 2002 and 2001, which are unpaid as of December 31, 2005, plus the adjustment for the CER as of December 31, 2005.
(3)	Preferred dividends have been calculated as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related regulations.
(4)	The table may not sum due to rounding in millions. See Note 2.4. to the unconsolidated financial statements.

As of December 31, 2005, Cointel's preferred stock restated for inflation as described in Note 2.1. to the unconsolidated financial statements amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 47 million. Cointel believes that the difference of 11 million in the value of preferred stock represents a redistribution of the total value of Cointel’s capital stock between its common and preferred shareholders. The difference of value as of December 31, 2005 is comprised of an initial negative balance as of December 31, 2004 of 16 million (restated as described in Note 2.1. to the unconsolidated financial statements) and an increase of 5 million corresponding to the evolution of the preferred stock’s value, calculated in accordance to Decree No. 214/02 and related regulations during the year ended December 31, 2005.

The issuance clauses of Cointel’s preferred A and B shares provide that, should there be no liquid and realized profits or free reserves, Cointel will not partially amortize preferred stock or pay the respective preferred dividends.

According to the above-mentioned clauses and considering that Cointel as of December 31, 2005 has unappropiated accumulated loss, Cointel did not partially amortize preferred stock or pay preferred dividends corresponding to the eleventh, twelfth, thirteenth and fourteenth period. For the above reasons this situation is not to be considered a default of Cointel’s obligations.

According to item 5.e) of the preferred shares issuance conditions, the holders of Class A shares of preferred stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unamortized as of such date.

7.       SECTION 33 – LAW No.19,550 COMPANIES AND RELATED COMPANIES

7.1.       Cointel’s outstanding balances and transactions with related companies (Figures calculated in proportion to the Company's interest in Cointel as of December 31, 2005)

As of December 31, 2005, there are eight outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower), which accrued interest at six-month LIBOR plus 5.5% payable semiannually. As of December 31, 2005, the book value of the outstanding loans amounts to approximately US$269 million (equivalent to 816 million as of December 31, 2005) of which US$260 million corresponds to the principal amount and approximately US$9 million to interests.

During year 2002, Cointel and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the year ended December 31, 2005, interests converted into principal under the above-mentioned loans amounted to US$19 million.

26
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

In obtaining the above-mentioned loans, Cointel has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on Cointel or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon Cointel defaulting on any of the obligations undertaken under the loan agreement, changes in Cointel’s controlling shareholders, Cointel or its affiliates defaulting on their obligations in excess of euro 20 million or its equivalent in others currencies, changes in Cointel’s main business activity, should Cointel or any of its affiliates lose the Government licenses obtained, should Cointel’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect Cointel’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised Cointel that until December 31, 2006: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561 as supplemented and amended in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting Cointel’s ability to settle the payables to TISA in connection with the loan agreements and (iii) TISA shall not consider that debts have become due and payable for Cointel’s failure to meet certain financial ratios established in some of the contracts. Additionally, the loan agreements in effect include acceleration events in case certain court or out-of-court proceedings are filed for amounts in excess of certain assets or net equity percentages of Cointel or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, Cointel obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering until December 31, 2006. With respect to the loan agreements renewed or executed as from July 26, 2004, TISA has agreed upon with Cointel the elimination of those clauses that stipulated their early termination in case of restrictions that could limit Cointel’s capacity to make payments to TISA under the agreements. Based on the maximum term established in the waivers mentioned, Cointel has classified the amount of 505 million (US$ 167 million, stated at the exchange rate prevailing as of December 31, 2005) as current liabilities as of December 31, 2005 in relation to loans that, according to their original maturity dates, had been classified as long term.

During the years ended December 31, 2005 and 2004, Cointel accrued interest related to loan agreements with Section 33 - Law No.19,550 companies for an amount of 66 million and 40 million, respectively.

During the years ended December 31, 2005 and 2004, Cointel received administrative services from Telefónica for amounts less than 1 million, which are disclosed under “Administrative expenses” in Cointel’s income statements as of such dates.

7.2.       Commitments related to the sale of the equity interest in Telinver S.A. (Figures according to the consolidated financial statements of Cointel as of December 31, 2005)

As part of the sale transaction of Telinver S.A. described in note 16., Telefónica granted usual guarantees in this type of transactions to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, Telefónica guarantees to the TPI Group, during a five-year term, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that Telefónica is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

As mentioned in the financial statements of Telinver S.A. as of September 30, 2005, on February 14, February 28, and June 14, 2002, the DGR (Buenos Aires Province tax authorities) issued three resolutions, whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver S.A. for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in those notifications are 4.4 million, 0.3 million, and 1.7 million, respectively, plus the interest provided in the Buenos Aires Province tax code. On January 22, 2004, Telinver S.A. filed an appeal with the Buenos Aires Province Administrative Tax Appellate Court.

On November 15, 2005, the Administrative Tax Appellate Court issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million on account of principal and interest. Telinver S.A. paid 2 million in principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Appellate Court before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires

27
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Province Tax Code. Telinver S.A.’s legal counsel believes that there are sound arguments to be granted the precautionary measure. As of the date of issuance of these financial statements, such precautionary measure has not been issued.

On the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date there is an uncertainty on whether it will be probable that Telefónica be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, 49 million were deferred until the uncertainty described above in resolved (see note 2.1.I)).

7.3.       Telefónica's outstanding balances and transactions with related companies (Calculated in proportion to the Company's interest in Cointel as of December 31, 2005)

During the years ended December 31, 2005 and 2004, respectively, Telefónica made the following transactions with related companies in addition to that described in Note 16. (in million of Argentine pesos):

	December	December
	31, 2005	31, 2004

	Income / (loss)

Management fee:
TSA Arg.	(37)	(34)

Net income / (loss) from goods and services:
Telefónica Comunicaciones Personales S.A. (“TCP S.A.”)	105	70
Telefónica Data Argentina S.A. (“TDA S.A.”)	18	23
Telinver S.A.	7	7
Atento Argentina S.A. (“Atento”)	(8)	(10)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(2)	(2)
Emergia Argentina S.A. (“Emergia”)	3	2
Telcel Venezuela (“Telcel”) (1)	3	-
C.P.T. Telefónica del Perú (“CPT”)	10	6
Compañía de Radiocomunicaciones Móviles S.A. (1)	21	-
TSA Arg.	(3)	(3)
Televisión Federal S.A. – TELEFE	(3)	(2)
Telefónica International Wholesale Services (“TIWS España”)	-	1
Telefónica International Wholesale Services América S.A.	1	1
Telefónica Investigación y Desarrollo S.A. (“TID S.A.)	-	(1)
TSA	4	-
CTC Mundo S.A. (“CTC”)	(2)	-
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona
S.A.”)	1	1
Terra Network Argentina S.A. (“Terra S.A.”)	(1)	(1)
Pléyade S.A.	-	1
Telecomunicaciones de San Pablo S.A. (“Telesp”)	2	1
Atlántida Comunicaciones S.A. (“ATCO”)	1	-
Telefónica Servicios Audiovisuales	1	-
Communication Technologies Inc. (“CTI USA”) (3)	(1)	(1)

Total	157	93

Net Income / (loss) on financial charges
TISA	(6)	(42)
TPI (2)	1	-
Telinver S.A.	2	-

Total	(3)	(42)

Sales of good and services
Telinver S.A.	(1)	-

Total	(1)	-

Purchases of goods and services
TDA S.A.	3	3
Telefónica Soluciones S.A.	-	8
TIS S.A.	1	1

Total	4	12

(1)	Company incorporated to Telefónica Group in 2005.
(2)	See Note 16.
(3)	Company belonging to the group until August 2005.

28
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Telefónica's balances with the operator (TSA) and other Cointel’s shareholders and other related companies as of December 31, 2005 and 2004 are as follows (in millions of Argentine pesos):

	December	December
	31, 2005	31, 2004

ASSETS
Trade receivables:
TCP S.A.	3	-
Telcel (2)	1	-
CTI USA (3)	-	3
T-Gestiona S.A.	2	3
TIWS España	1	1
TSA	3	-
Telinver S.A.	1	5
ATCO	1	-
Telesp	1	-
Emergia	2	-
CPT	2	4

Total Trade receivables	17	16

Other receivables:
TDA S.A.	4	9
Telinver S.A.	17	-
Telefónica Media Argentina S.A. (“Temarsa”)	1	1
TISA	1	-
TPI	96	-
TPII	5	-
Atento	1	-
Other	1	-

Total Other receivables	126	10

TOTAL ASSETS	143	26

LIABILITIES
Trade payables
TSA	-	1
TSA Arg. (1)	40	35
CTC	4	1
Emergia	31	32
Compañía de Radiocomunicaciones Móviles S.A. (2)	8	-
Telefónica Servicios Audiovisuales	1	-
Televisión Federal S.A. – TELEFE	1	-
TIS S.A.	-	1
TCP S.A.	-	1
Telefónica DATA USA	-	1
Telefónica Soluciones S.A.	-	8
TID S.A.	2	2
Atento	1	-

Total Trade payables	88	82

Bank and other financial payables
TISA	19	239

Total Bank and other financial liabilities	19	239

Other payables
TSA	5	6
TSA Arg.	1	1

Total Other payables	6	7

TOTAL LIABILITIES	113	328

(1)	Corresponding to liabilities related to management fee.
(2)	Company incorporated to Telefónica Group in 2005.
(3)	Company belonging to the group until August 2005.

29
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

7.4.       E-Commerce Latina S.A. (Figures according to Cointel's consolidated financial statements as of December 31, 2005)

As arise from Cointel's financial statements as of December 31, 2005, Telefónica holds together with Alto Palermo S.A. a 50% interest in E-Commerce Latina S.A., as business partner in the electronic trading range through Internet to commercialize products of the shopping center of such company.

Additionally, the parties undertook to make voluntary capital contributions for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

7.5.       Commitments related to TCP S.A. (Figures according to Cointel's consolidated financial statements as of December 31, 2005)

In July 1999, Telefónica provided to the Argentine Government for the benefit of TCP S.A. performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and 45 million jointly with Telecom Argentina S.A. As informed by TCP S.A., the duties arising from its PCS licenses have been complied with. Although the National Communication Commission (“CNC”) has finished the technical review of existing network, as of the date of issuance of these consolidated financial statements the file of this technical review was on the administrative course and as a result the Company is still subject to these guarantees.

The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

8.       CONTRACTS (Figures according to Cointel's consolidated financial statements as of December 31, 2005)

-       IBM Contract

On March 27, 2000, Telefónica’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of Telefónica’s information systems. Telefónica, TCP S.A., Telinver S.A. and TDA S.A. executed a contract with IBM whereby Telefónica outsourced the operation and maintenance of the information technology infrastructure to IBM for six and a half year term and there is a transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

1. Service Price: over the duration of the contract, Telefónica committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment: the agreement stipulated that at the inception of the contract, Telefónica should transfer to IBM, at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to Telefónica, at a fixed price, the assets that were designated to provide the services at that date.

3. Renewal of the Agreement: fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve month before the expiration of the agreement, the agreement shall be finished on the termination date.

As of the date of these consolidated financial statements, Telefónica has started with the renegotiation process of the agreement.

The following is a summary of the primary contractual cash flows related to Telefónica agreement with IBM, as it was originally stipulated in 2000:

30
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

(in millions of US
dollars from 2000 to
2006)

Assets acquired by IBM	23
Baseline monthly installments (service fee
total payments)	(213)
Repurchase of assets	(14)
Refund (only if the contract is renewed)	3

As a result of the devaluation of the peso, Telefónica renegotiated the contract originally denominated in US dollars. On the basis of a supplementary contract agreed upon by the parties Telefónica undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million and US$35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

- Other

Telefónica signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately 44 million of minimum future payments as of December 31, 2005.

9.       TARIFF

9.1.       Rate regulations

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No. 304/03, the S.C. established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $1 to US dollar 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

31
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The PEN, by means of Decree No. 293/2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created UNIREN, which shall be headed by the ministers of Economy and Production, National Planning, Public Investment and Services. UNIREN is in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972 again until December 31, 2006 pursuant to Law No. 26,077. The PEN is responsible for submitting the renegotiation proposals to the National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event that the above mentioned period expires without National Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN should resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the PEN in this renegotiation process not limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by Telefónica as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving such Companies’ rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004 and March 31, 2005, respectively.

32
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Resolution No. 261 approved Telefónica's promotional offer of telephone access through non geographical numbering, to the value added Internet access service described in sub-paragraph b), for customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005 Telefónica and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of Telefónica's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on Telefónica's future results.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Emergency Law), were to be considered extraordinary events that significantly modified the economic and financial equation of Telefónica and the regime applicable to the industry, therefore allowing the renegotiation of the agreement to adapt it to the new situation, in full compliance with the principles established in the List and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006, the parties agree to comply with and maintain the legal conditions provided in the Transfer Agreement and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of Understanding 2006, both Telefónica and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress both before administrative, arbitral or any other court in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding Telefónica’s license and Transfer Contract.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Telefónica’s Management and its legal advisors, under the general principles of administrative law applicable to the Bidding Terms and Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve

33
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates schedule would not maintain the rate values in US dollars or in constant pesos in relation to any future rise in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that the Bidding Terms and Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on Telefónica’s financial position and future results of operations. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the eventual outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

9.2.       Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which Telefónica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in Note 10.d), awarded a precautionary measure ordering the National Government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see Note 10.d).

Telefónica, Telecom S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the Price Cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these consolidated financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of Telefónica’s Management and its legal counsel, the resolution of these issues related to the Price Cap might exclusively affect the maximum tariffs for future services that Telefónica is authorized to collect from its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2005, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the mentioned agreements.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system above mentioned.

Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

9.3.       Tariff restructuring (Figures according to Cointel's consolidated financial statements as of December 31, 2005)

The tariff restructuring granted by Decree No. 92/97 effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and

34
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date which had previously been provisionally determined by the S.C. in 14 million. In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these consolidated financial statements, such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on the results of its operations.

10.       LAWSUITS AND CLAIMS (Figures according to Cointel’s consolidated financial statements as of December 31, 2005)

Contingencies

Telefónica is presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of Telefónica’s legal counsel, indicates that it is probable that a liability has been incurred at the date of issuance of the consolidated financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies. As of December 31, 2005, the amount recorded by Telefónica as reserve for contingencies is 303 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 199 million and 160 million as of December 31, 2005 and 2004, respectively. The closing balance of the reserve as of December 31, 2005 is mainly comprised of:

i) probable losses of 100 million resulting from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of year of Appeals courts that were adverse to Telefónica.

ii) claims for alleged rights provided in the labor law and related costs which amount to 36.3 million. Telefónica intends to defend its rights vigorously in whichever instances are necessary.

iii) other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties
•	Labor accidents
•	Illnesses
•	Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable to lose amounted to 54 million and 53 million as of December 31, 2005 and 2004, respectively.

35
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

These tax issues are related to:

•	Municipal taxes
•	Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable to lose as of December 31, 2005 and 2004 amounts to 50 million and 54 million, respectively. These other matters relate to:

•	Damages

•	Regulatory compliance claims

•	Other claims for rescission of commercial agreements

a) Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the PEN. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2005, the claims filed against Telefónica including accrued interest and expenses totaled approximately 44 million (in original currency). Telefónica has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of December 31, 2005 Telefónica has paid approximately 13 million in cash for the above mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica’s Management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b) U.I.T. Liability

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into Telefónica, to deposit 51 million (that includes principal and interest as of July 31, 2003), which,

36
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers' social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. No.18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the U.I.T. Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million, which Telefónica understands is the full amount of its liability as of December 31, 2005. In the opinion of Telefónica's Management and its legal counsel, Telefónica has strong grounds to hold that this liability should not be considered in delinquency and so stated to the CNC in a note dated August 13, 2003 in which Telefónica challenged the calculation prepared by the agency and requested that the proceedings be remitted to the appropriate government agency.

c) Fiber optic cables

In December 2000, Telefónica was served with an ex officio assessment imposed by the Argentine Tax Authorities in relation to Income tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, Telefónica and its legal counsel appealed the assessment imposed by the National Tax Authorities in the Argentine Administrative Tax Court based on Telefónica's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against Telefónica forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment entered against, Telefónica has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004, which have been charged as of that date to Telefónica’s income statement as definitive payment. In Telefónica’s opinion this matter will not have additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, Telefónica and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against Telefónica and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these consolidated financial statements, the Court has not ruled on this matter.

d) Others

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar Argentina S.A. and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the cooperative’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and has been also rejected.

37
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on

Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Telefónica appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these consolidated financial statements.

In the opinion of Telefónica’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of Telefónica’s operations or its financial position.

11.       COINTEL'S AND TELEFONICA'S NEGOTIABLE OBLIGATIONS

11.1.       Cointel's Negotiable Obligations (Figures according to Cointel's unconsolidated financial statements as of December 31, 2005)

The Regular and Special Shareholders’ Meeting held on March 31, 1997, had approved a Global Program for the issuance of negotiable obligations (the “Program”). Such negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies.

Under the Program, Cointel’s Board of Directors decided the issuance of two series of negotiable obligations: Series “A” for US$225 million and Series “B” for 175 million (historical currency); the maturity date was August 1, 2004, for both Series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, Cointel placed all of the issuance on the market.

The agreement for this issuance gave a detailed description of its settled restrictions.

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011 at an annual nominal rate of 8.85% and paid in cash the amount of US$24 million and 4.7 million in exchange for Cointel’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.2 million of negotiable obligations at 10.375% peso denominated notes due in 2011 which on August 1, 2004 were converted into US dollars and started to accrue interest at an annual nominal rate of 8.85% in exchange for Cointel’ s Series B notes. Additionally, Telefónica transferred Cointel’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in Telefónica’s short-term financial debt to TISA.

During fiscal years 2003 and 2004, Cointel purchased negotiable obligations Series “A” for a nominal value of US$24 million, and subsequently it repurchased all of such notes. After the prepayments above-mentioned, the outstanding principal amount under such issue was US$ 201 million.

On July 26, 2004, TISA granted a US$103 million loan to Cointel in order for that company to cancel all Series “B” negotiable obligations and the portion of the Series “A” negotiable obligations held by third parties plus interest thereon, both with maturity on August 1, 2004.

In addition, on July 27, 2004 Cointel agreed with TISA the repurchase of the fully of the Series “A” negotiable obligations held by TISA in order to proceed to their cancellation, which occurred on that date. In connection with the referred repurchase, on July 28, 2004 Cointel borrowed a US$ 171.4 million loan from TISA equivalent to the amount of principal plus interest accrued on such negotiable obligations as of that date. The loan did not imply the delivery of funds.

Based on the above, as of the date of issuance of these financial statements, Cointel has fully cancelled debt for principal and interest related to the issuance of negotiable obligations above-mentioned (see Note 18.).

11.2.       Telefónica's Negotiable obligations (Figures according to Cointel's consolidated financial statements as of December 31, 2005)

As of December 31, 2005, there were nine Telefónica's negotiable obligations issues outstanding:

38
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Month and	Face value
year of	as of December 31, 2005	Term	Maturity		Use of
issuance	(in millions)	in years	month/year	Rate per annum %	proceeds

05/98	US$125.6	10	05/2008	9.125	(a)
06/02	US$71.4	4	07/2006	9.875	(b)
08/03	US$189.7	4	11/2007	11.875	(b)
08/03	US$212.5	7	11/2010	9.125	(b)
08/03	US$0.03 (c)	8	08/2011	8.85	(b)
08/03	US$134.6	8	08/2011	8.85	(b)
10/04	$65.2	1.5	04/2006	Badlar + 2.40 (d)	(b)
02/05	$103.9 (f)	1	02/2006	8.00	(b)
02/05	$50	2	02/2007	Encuesta + 2.50 (e)	(b)

(a)	Financing of investments in fixed assets in Argentina.
(b)	Refinancing of liabilities.
(c)	On August 1, 2004 they were converted into US dollars and started to accrue interest at a nominal rate of 8.85% per annum.
(d)	Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by banks in public and private sectors on deposits in excess of 1 million for a term of 30 to 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.
(e)	Corresponds to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.
(f)	Net of 96.1 million repurchased during 2005. At the date of issuance of these consolidated financial statements, this issuance was fully cancelled.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, etc. On July 22, 2003, the meetings of Telefónica’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to delete almost all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these financial statements, in the opinion of Telefónica’s Management, Telefónica has met all obligations arising from the agreements signed in connection with these issuances.

Telefónica issued negotiable obligations in dollars under Telefónica’s Global Program of up to US$1.5 billion or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the December 2003 Program

The shareholders’ meeting of Telefónica held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to the Telefónica's Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Stock Exchange of Buenos Aires (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

On April 23, 2004, Telefónica's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program, for a nominal amount of 163.3 million, which have been cancelled as of the date of these consolidated financial statements.

On October 28, 2004 Telefónica issued the Second Class of Negotiable Obligations for 200 million under the above mentioned Program. The issuance comprises a Series A for an amount of 134.8 million, with a 365-day term (which was fully cancelled upon maturity) and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal annual minimum rate interest of 7% and a nominal annual maximum rate interest of 15%.

39
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On February 11, 2005 Telefónica issued the third class of negotiable obligations by 250 million in two Series, the Fixed Rate Series at 365 days for 200 million with a 8% nominal interest rate coupon (which was fully cancelled upon maturity, after December 31, 2005) and the Variable Rate Series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

12.       FINANCIAL OPERATIONS OF COINTEL AND TELEFONICA

•	Financial operations of Cointel (Figures according to Cointel's unconsolidated financial statements as of December 31, 2005)

In previous fiscal years, Cointel has covered its fund needs and interests and principal debt’s payments with funds obtained through Telefónica’s dividends, external financing granted by financial institutions, by capital markets, other issuances of equity securities and loans obtained from related companies.

Cointel's general financing policy is to cover future fund needs to repay short-term debt, if possible depending on the evolution of the economic situation, with bank loans and/or access to capital markets and TISA's loans, or alternatively, by requiring the refinancing of its payables.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, having expressed its commitment to make its best efforts to provide financing directly or indirectly, subject to the Company's own fund availability.

On the other hand, TSA has advised Cointel that, as of the date of issuance of these financial statements, it was still evaluating financing alternatives for such company, including the possibility of refinancing or not over the long-term TISA’s current loans to Cointel and, if necessary, providing additional financing.

As of December 31, 2005, Cointel's current assets are lower than its current liabilities in 1,640 million, the latter including approximately 99.5% (1,632 million) of debt owed to TISA. Consequently, Cointel’s ability to settle its short term liabilities will depend on TISA's continued refinancing of the loans granted to Cointel or on the obtainment of other financing from related or unrelated parties, which to date are not available in sufficient amounts for Cointel.

Should no financing alternatives be available for Cointel or should Cointel not succeeds in obtaining refinancing, Cointel would not have sufficient funds available to meet its current liabilities as they become due disclosed on its balance sheet as of December 31, 2005.

Although Cointel will continue to make its best effort to obtain such financing, which up to date has had favorable results through obtaining waivers from creditors and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, whether Cointel will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

•	Financial operations of Telefónica (Figures according to Cointel's consolidated financial statements as of December 31, 2005)

As of December 31, 2005 Telefónica's current assets are lower than its current liabilities in 570 million, the latter including approximately 3% (US$13 million), of debt with the indirect controlling company of Telefónica.

Telefónica’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly financing of Telefónica’s indirect parent company.

During 2004 and 2005, as well as in prior periods, Telefónica managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term refinancings. In February 2005, Telefónica issued the Class 3 (fixed rate and variable rate series) Negotiable

40
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Obligations for a total amount of 250 million (see Note 11.2. ), of which the Fixed Rate Series was totally cancelled as of the date of issuance of these financial statements. Additionally, Telefónica expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that Telefónica may consider will, in the opinion of Telefónica’s Management, enable Telefónica, to settle or successfully refinance the remaining balance of its short-term indebtedness.

In 2005 TISA refinanced some Telefónica's liabilities, and has advised to the Company, Cointel and Telefónica that, as of the date of issuance of these consolidated financial statements, it was still assessing other financing alternatives for such companies including, if necessary, providing additional financing.

•	Telefónica's long-term bank financing (Figures according to Cointel's consolidated financial statements as of December 31, 2005)

As of December 31, 2005, Telefónica borrowed long term funds from major financial institutions in an amount equivalent to 175 million. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance long-term imports from different commercial banks.

•	Telefónica's financial instruments (Figures according to Cointel's consolidated financial statements as of December 31, 2005)

Hedging Policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly the short term payments and then hedging the long term ones, including through derivative instruments; (ii) to cover Telefónica's indebtedness in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of Telefónica's financial indebtedness, or to refinance it by issuing Peso-denominated debt or entering into agreements to Peso-denominated debts.

As of December 31, 2005, Telefónica keeps bank and financial indebtedness in foreign currency for an amount equivalent to 2,527 million and for the purpose of partially hedging its indebtedness in foreign currency, Telefónica has deposits in US dollars as of that date for an amount of US$86 million.

The main aspects of the hedging policy of Telefónica are the following:

i. Existence of clearly identified risk and Telefónica’s risk management objectives and strategies.

Since the Convertibility Law pegged the peso at a value of $1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/US dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/US dollar exchange rate is determined by a free market with certain controls.

Until 2002, Telefónica did not hedge its US dollar-denominated debts obligations because under the Convertibility Law the peso/US dollar exchange rate was essentially fixed at parity and Telefónica had revenues stream linked to the US dollar because its rates were denominated in US dollars and converted into pesos at the end of the month. However, in some cases, Telefónica hedged US dollars against Japanese yens and euros. Before the Convertibility Law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law almost all of Telefónica’s are stated in pesos but of all Telefónica's debt was denominated in foreign currency, so Telefónica had a mismatch between the revenues and the financial debt in foreign currency.

41
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As a consequence of the above mentioned mismatch Telefónica established a policy of partially hedging Telefónica’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies. Moreover, Telefónica’s policy does not include the holding of derivative instruments to hedge the exposure to interest rate risk.

Telefónica has no financial instruments for trading purposes.

ii. Matching the main features (notional, maturity date and interest payment dates) of the underlying and one side of the derivative.

Telefónica tries to obtain this balance especially for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of the Argentine’s derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. Telefónica intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

Telefónica documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii. Capacity to revaluate the derivatives instruments at market prices.

Telefónica uses internal valuations for the derivatives instruments which are verified with independent parties’ valuations (e.g. bank valuations).

As part of its hedge policy, Telefónica has entered into the following financial instruments:

a) Swaps

In September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-US dollar exchange rate, in connection with the loan amounting whose nominal amount as of December 31, 2005 was 5.7 billion yens granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yens per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the US dollars received is 7.98% per annum. As of December 31, 2005 the related liability, taking into account the effect of the above mentioned swap and the additional interest accrued, amounts to US$58 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica's shareholders' equity.

Additionally, during December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-US dollar exchange, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, in connection with a portion of Telefónica's net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (Mediocredito Centrale) which matures in November 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2017 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the US dollars to be received is 2.61% per annum.

b) Options

Call Spreads: in September 2004 Telefónica entered into an agreement with TISA for two new strategies of exchange rate options, known as “Call Spreads”, with maturities in January and February 2005. These call spreads consisted of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

42
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Options could be exercised only upon maturity thereof. Upon each maturity date, January and February 2005, the options were not exercised because the exchange rate prevailing at those dates was outside the strike band of the options. The cost of the premium paid has been charged to Telefónica’s income statement.

As of December 31, 2005 Telefónica has not pending option transactions.

•	Telefónica's financing with related parties (Figures according to Cointel's consolidated financial statements as of December 31, 2005)

As of December 31, 2005, Telefónica owed approximately 38 million (about US$13 million) to related parties with maturity on December 2006, interests at one-month LIBOR plus an approximately 5% per annum. The agreement currently in force provides the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreement or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

Additionally, the loan agreement currently in effect contains acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of Telefónica shareholders’ equity or one of its significant subsidiaries. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica until the maturity of the loan, subject to a condition that no other debt be accelerated on similar grounds.

13.       DISCOUNT BOND IN DOLLARS - FORMER PATRIOTIC BOND (Figures according to Cointel's consolidated financial statements as of December 31, 2005)

In 2001, Telefónica signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was fully paid in the subscription month. This bond was denominated in US dollars, was made out to bearer, and was negotiable in local and foreign stock markets. The terms and conditions of the issue allowed for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government did not honor the payment commitments related to the interest coupons of that bond, Telefónica proceeded to partially offset them against taxes. As from October 2003 such offset feature was suspended and ratified by the Decree No. 493/04 until completion of the voluntary exchange of Argentine sovereign debt securities.

As of December 31, 2004, Telefónica valued and disclosed its Patriotic Bond holdings taking into consideration what is mentioned in the previous paragraph and Note 2.1. c).

On February 23, 2005 Telefónica accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bond for US$ denominated Discount Bonds, having received US$8.8 million in nominal value and the payment as interest in arrears for approximately US$0.3 million during June 2005.

14.       FINANCIAL TRUST (Figures according to Cointel's unconsolidated financial statements as of December 31, 2005)

On November 21, 2003 Cointel subscribed certificates of participation for 1.5 million in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. Cointel is both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (“BICE”) acts as trustee.

43
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

15.       RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES (Figures according to Cointel's consolidated financial statements as of December 31, 2005)

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunication Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been the object of appeals by Telefónica.

In the context of the transition to competition in telecommunications, the PEN has issued the Decree No. 764/00 which repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the Universal Service regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such regulation effective from January 1, 2001, establishes that the deficit for the provision of these services will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including Telefónica) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation. As of the date of these consolidated financial statements, the S.C. has not yet ruled on the mechanism by which Telefónica should recover the cost incurred for rendering these services (see Note 2.1. c.).

The supply of telecommunications services is governed by the regulations that the National Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, Telefónica is subject to the rules and regulations inherent in any business transaction conducted at the National, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the National Commission for the Defense of Competition and the Under Secretary of Consumers’ Protection. The S.C. establishes the legal framework and the policies applicable. The CNC applies the legal framework and the policies and supervises the telecommunications industry. The National Commission for the Defense of Competition enforces and supervises the regulations related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises regulations related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the National Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the National Congress and enactment of the bill into a law if no veto has been issued by the PEN. At present there are various legislative initiatives of proposed legislation, including:

•	bills aimed at regulating all public utilities based on the definition of the utilities proposed (which includes the activities subject to regulation carried out by Telefónica) and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted,
•	legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears,
•	legislative bills aimed at establishing new municipal rates, among others.

One of the legislative bills aimed at establishing a National Regime of Utilities (the “Bill”) includes provisions related to the service delivered by private suppliers, always through concessions, licensing agreements or permits for specific terms and establishes that the assets assigned to the supply of the service must be transferred to the State upon the expiration of such term. At present, Telefónica renders its service under a perpetual license and has title to the assets assigned to the supply of the service.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

44
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

•	Assurance of a stable and effective regulatory framework applicable to the industry;
•	Maintenance and assurance of legal stability for the benefit of service development;
•	Strengthening of the Nation's common welfare;
•	Assurance of adequate service supply;
•	Assurance of effective protection for the rights of users and consumers;
•	Incentives to the involvement of the private sector in telecommunications;
•	Promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
•	Development of the Argentine telecommunications industry;
•	Promotion of job creation;
•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and
•	Establishment of an equal treatment for all providers.

Telefónica is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become a part of the regulatory framework that governs Telefónica’s activities. Nor can Telefónica foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which Telefónica currently operates.

The financial statements consider the effects derived, and foreseen by Telefónica’s Management from the regulations enacted as of the time of issuance of these consolidated financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to Telefónica's activities.

16.       SALE OF THE EQUITY INTEREST IN TELINVER S.A. (Figures according to the consolidated financial statements of Cointel as of December 31, 2005)

Capitalization of loans

As of December 31, 2004, Telinver S.A.'s current liabilities in foreign currency exceeded its current assets in foreign currency by approximately US$ 36.4 million, and, additionally, total liabilities exceeded total assets, thus, as of that date there was negative shareholders’ equity for 36 million.

On January 3, 2005, Telinver S.A. assigned to Telefónica, pursuant to three assignment agreements, an amount of US$ 39 million corresponding to Telinver S.A.’s total indebtedness to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefónica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned. In consideration for the assignment, Telinver S.A. subscribed two loan agreements in Argentine Pesos for an amount of approximately 71 million and 45 million, respectively.

Subsequently, on February 14, 2005, Telinver S.A.'s Ordinary Shareholders' Meeting approved a capital increase of 71,519,163. Telefónica subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph. The remaining debt of 45 million as of the date of the capitalization mentioned in the above paragraph is to be repaid by Telinver S.A. in 8 semi-annual installments and at an 11% annual nominal interest.

Disposal of Company’s interest in Telinver S.A.

On November 11, 2005, Telefónica sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and Telefónica affiliates. The transaction was approved by Telefónica’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions:

Price: US$ 74 million (value of assets), from which the financial debt (net of treasury) and allowances are deducted for approximately US$ 7.5 million.

45
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Term: the purchase price will be paid by TPI Group over a term of 2 years and 6 months as from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment is secured by two promissory notes issued by TPI and TPII.

Guarantees: Telefónica has granted the guarantees customary in these kinds of purchase and sale agreements (see Note 7.2. )

Other contracts: before the sale of the shares, Telefónica and Telinver S.A. signed new agreements for the edition, publication, distribution and exploitation of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have been implemented on the basis of the following conditions:

- Edition Agreement: Telefónica has entrusted Telinver S.A. with the edition, publication, distribution and advertising exploitation of the telephone directories. Under this agreement, Telefónica will receive compensation for the net revenues derived from advertising exploitation of the telephone directories and shall continue to be liable for the costs of the directories’ white-page section.

- Billing agreement on account and behalf of other parties: Telefónica will bill and collect on account and behalf of Telinver S.A. the sale of advertising space to Telefónica’s customers.

Telefónica has recorded income from this transaction for 109 million (equivalents to 35 million considering the Company’s indirect ownership interest in Telefónica) disclosed in the Income statement under "Income/(loss) of discontinued operations”.

As a result of this disposition, Telefónica has discontinued operations in the advertising exploitation business segment, as Telefónica continues only with the telecommunications segment. The following table illustrates the financial position, as of October 31, 2005 and December 31, 2004 and the net loss and cash flows for the ten-month period ended October 31, 2005 and for the fiscal year ended December 31, 2004, in connection with the discontinued operations:

a) Balance sheet of discontinued operations:

	Oct-05 (2)		Dec-04

Current assets	85		90
Noncurrent assets	30		33

Total assets	115		123

Current liabilities	58		159
Noncurrent liabilities	28		-

Total liabilities	86		159

Shareholders’ equity	29	(1)	(36	)(1)

Total liabilities and shareholders’equity	115		123

(1)	Includes Gain/loss from intercompany transactions.
(2)	Unaudited information.

As of December 31, 2004, the effect on the Company’s consolidated balance sheet of discontinued operations amounts to 19 million, without considering the effect on the minority interest in Telefónica.

46
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

b) Net results of discontinued operations:

	Oct-05 (2)		Dec-04

Net revenues	32		81
Cost of services provided	(15)		(47)
Administrative expenses	(10)		(13)
Selling expenses	(8)		(7)
Other expenses, net	1		(7)
Holding and financial income on assets	1		2
Holding and financial loss on liabilities	(6)		(16)

Net loss for the period	(5	)(1)	(7	)(1)

(1)	Includes Gain/loss from intercompany transactions.
(2)	Unaudited information.

As of December 31, 2005 and 2004, the effects on the Company’s consolidated income statements amount to losses of 2 million and 1 million, respectively, considering the Company’s ownership interest in Telefónica.

c) Cash flow from discontinued operations:

	Oct-05 (1)	Dec-04

Cash and cash equivalents at beginning of year	18	14
Cash and cash equivalents at end of period/ fiscal year	22	18

Increase in cash and cash equivalents	4	4

Total net cash flows provided by operating activities	14	17

Total net cash flows used in financing activities	(9)	(12)

Total net cash flows used in investing activities	(1)	(1)

Increase in cash and cash equivalents	4	4

(1)	Unaudited information.

As of December 31, 2005 and 2004, the effects on the Company’s consolidated statements of cash flows for discontinued operations amount to 9 million corresponding to the reversal of cash at the beginning of year and 2 million corresponding to cash flows provided by discontinued operations, respectively.

17.       RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat had been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its capital stock to “Zeus Holding Limited”, which came to an end on January 28, 2005. In consideration for this sale, the shareholders received, shortly after the transaction, US$ 18.75 per share. Telefónica recognized the effects of the sale of Intelsat in the current fiscal year, which did not have a significant impact on Telefónica’s results.

As of the date of issuance of these consolidated financial statements, Telefónica exchanged the guarantee of the pledge agreement mentioned above for a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables.

47
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

18.       COINTEL’S WITHDRAWAL FROM PUBLIC OFFERING SYSTEM

Following the retirement of all the debt securities mentioned in Note 11.1. , on September 14, 2004 Cointel filed with the CNV an application for its withdrawal of the public offering system in connection with the issue of Negotiable Obligations. On November 11, 2004, the CNV allowed Cointel’s request and withdrew the consent previously granted to Cointel for admission to the public offering system. Therefore, as from such date, Cointel is no longer subject to the CNV’s control, and has become subject to the supervision of the Inspección General de Justicia (“IGJ”).

19.       INCENTIVE PLAN FOR EXECUTIVES WITH PAYMENT IN CASH

On August 8, 2005 Telefónica’s Board of Directors approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program, which shall be in force from January 1, 2005 through to December 31, 2007, provides the definitions and basis to select the executives who will participate, based on the criteria of contribution, strategic importance and personal performance.

Telefónica recognizes its obligation associated with the execution of the program in accordance with the straight line method over its term of duration, based on estimations on the level of achievement of the objectives set in the Program (see Note 3.1. i).

20.       OTHER FINANCIAL STATEMENT DISCLOSURES

The Notes to the unconsolidated financial statements describe events and situations that also affect the consolidated financial statements.

48
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT A

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

FIXED ASSETS

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	Original value

Main account	Amounts at beginning of year	Discontinued operations (4)	Amounts at beginning of year of continuing operations	Increases of the year		Net retirements of the year	Transfers of the year	Amounts at the end of year

Land	59	(2)	57	-		-	-	57
Buildings	870	(9)	861	-		-	1	862
Switching equipment	2,073	-	2,073	-		(6)	27	2,094
Transmission equipment	1,944	-	1,944	-		(1)	84	2,027
Network installation	3,779	-	3,779	-		-	15	3,794
Telephones, switchboards and							6
booths	314	-	314	13		(3)		330
Furniture, software and office
equipment	526	(15)	511	7		-	104	622
Automobiles	17	-	17	12		-	-	29
Work in process (1)	198	-	198	164		-	(207)	155
Materials (3)	44	-	44	37		(22)	(30)	29
Prepayment to vendors	6	-	6	4		-	-	10

Total 2005	9,830	(26)	9,804	237		(32)	-	10,009

Total 2004	9,656	(25)	9,631	218	(2)	(45)	-	9,804

	Amortization

Main account	Accumulated at beginning of year	Discontinued operations (4)	Accumulated at beginning of year of continuing operations	Useful life (in years)	For the year	Net retirements of the year	Accumulated at the end year	Net book value as of December 31, 2005	Net book value as of December 31, 2004

Land	-	-	-	-	-	-	-	57	57
Buildings	267	(5)	262	50	21	-	283	579	599
Switching equipment	1,778	-	1,778	10	102	(6)	1,874	220	295
Transmission equipment	1,385	-	1,385	10	138	(1)	1,522	505	559
Network installation	2,262	-	2,262	15	217	-	2,479	1,315	1,517
Telephones, switchboards		-
and booths	311		311	5 - 7	6	(3)	314	16	3
Furniture, software and
office equipment	516	(15)	501	1 - 5	44	-	545	77	10
Automobiles	13	-	13	5	4	-	17	12	4
Work in process	-	-	-	-	-	-	-	155	198
Materials (3)	-	-	-	-	-	-	-	29	44
Prepayment to vendors	-	-	-	-	-	-	-	10	6

Total 2005	6,532	(20)	6,512		532	(10)	7,034	2,975

Total 2004	5,985	(19)	5,966		563	(17)	6,512		3,292

(1)	In 2005 and 2004, capitalized interests in work in process amount to 6 million and 4 million, respectively. See Note 2.1.g.
(2)	Includes 4 million corresponding to assets transferred from inventories.
(3)	In 2005 and 2004, net of 10 million of obsolescence allowance.
(4)	See Note 16.

49
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT B

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

INTANGIBLE ASSETS

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	Original value

Main account	At beginning of year	Discontinued operations (3)	At beginning of year of continuing operations	Increases for the year		Decreases of the year (1)	At the end of year

Licenses to use the logo and
trademarks	25	-	25	-		(4)	21
Assignment of rights	11	(11)	-	-		-	-
No competition obligation	4	(4)	-	1		-	1
Deferred expenses	99	-	99	-		-	99
Licenses (frequencies)	29	-	29	-		-	29

Total 2005	168	(15)	153	1	(2)	(4)	150

Total 2004	166	(14)	152	1		-	153

	Amortization

Main account	At beginning of year	Discontinued operations (3)	At beginning of year of continuing operations	For the year	Decreases of the year (1)	At the end of year	Net book value, 2005	Net book value, 2004

Licenses to use the logo and
trademarks	10	-	10	2	(3)	9	12	15
Assignment of rights	8	(8)	-	-	-	-	-	-
No competition obligation	3	(3)	-	-	-	-	1	-
Deferred expenses	87	-	87	4	-	91	8	12
Licenses (frequencies)	26	-	26	1	-	27	2	3

Total 2005	134	(11)	123	7	(3)	127	23

Total 2004	125	(9)	116	7	-	123		30	(4)

(1)	See Note 2.1.h.
(2)	Includes 1 million transferred from other receivables.
(3)	See Note 16.
(4)	Includes 1 million corresponding to intangible assets of discontinued operations.

50
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

INVESTMENTS IN SHARES, SECURITIES ISSUED IN SERIES

AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

								December
			December 31, 2005					31, 2004

					Inflation	Value by
Denomination and features					adjusted	equity	Book	Book
of securities	Class	Face value	Quantity		cost	method	value	value

Current assets (1)

Government securities	-	U$S1.0	4,505,911		-	-	13	-
Other investments	-	-	-		-	-	-	4

Total current assets					-	-	13	4

Noncurrent assets (3)

Financial trust (2)	-	-	750,000		-	-	1	1
Affiliates
E-Commerce Latina S.A.	Common	$1.0	6,000	(4)	17	-	-	1

Total noncurrent assets							1	2

Total assets							14	6

Information of the issuer according to the latest financial statements (5)

Percentage of
participation of
Denomination and							Telefónica on the
features				Capital		Shareholders’	capital stock and
of securities	Issuer	Main business	Date	stock(6)	Net loss	equity	votes

Shares	E-Commerce	Direct or indirect participation	09-30-05	24,000	(1)	1	50
	Latina S.A.	in companies related to the
communication business

(1)	See Note 2.1.b.
(2)	See Note 14.
(3)	See Note 2.1.f.
(4)	In shares.
(5)	Financial statements as of September 30, 2005 approved by E-Commerce Latina S.A.'s Board of Directors on October 17, 2005, with auditor’s limited review report by Abelovich, Polano & Asociados dated October 17, 2005, without observations.
(6)	Information stated in pesos.

51
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT D

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

OTHER INVESTMENTS

Amounts stated in millions of Argentine pesos

	Book value

	December	December
Main account and features	31, 2005	31, 2004

Current investments:

Foreign currency deposits (Exhibit G)	129	117
Local currency deposits	17	-
Mutual funds	12	1

Total	158	118

52
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004
ALLOWANCES AND RESERVES
Amounts stated in millions of Argentine pesos

					2005						2004

Account	Balance at beginning of year	Discontinued operations (7)	Balances at beginning of year of continuing operations		Net Increases of the year		Transfers of the year	Decreases of the year		Balance at the end of year	Balances at the end of year

Deducted from current assets:

For doubtful accounts	74	(3)	71		39	(4)	-	(42	)(2)	68	71
For impairment in value and slow
turnover	2	-	2		-		-	(1)		1	2
For other receivables	1	(1)	-		-		-	-		-	-

	77	(4)	73		39		-	(43)		69	73
Deducted from noncurrent
assets:

For doubtful accounts	5	(1)	4		2	(4)	-	(4	)(2)	2	4
For other receivables-
Impairment of
Patriotic Bond	28	-	28		2	(5)	-	(30)		-	28

	33	(1)	32		4		-	(34)		2	32

Total 2005	110	(5)	105		43		-	(77)		71

Total 2004	158	(17)	141	(6)	31		-	(67	)(2)		105

Included in current liabilities:

Reserves	2	(2)	-		-		50	-		50	-

	2	(2)	-		-		50	-		50	-
Included in noncurrent liabilities:

For other receivables –
Allowance of deferred							-
tax assets	872	(13)	859	(1)	12	(1)		(309)		562	859
Reserves	133	-	133		36	(3)	(50)	(18)		101	133

Total 2005	1,007	(15)	992		48		-	(327)		713

Total 2004	1,036	(2)	1,034	(6)	73	(3)	-	(115)			992

(1)	See Note 2.1.k.
(2)	In 2005 and 2004, includes 31 million and 43 million, respectively, for recovery of doubtful accounts.
(3)	In 2005 and 2004, includes 29 million and 50 million disclosed under "Other expenses, net” and 7 million and 11 million disclosed under "Holding and financial income/(loss) on liabilities", respectively, in the consolidated income statements.
(4)	Included in “Selling expenses” in the consolidated income statements.
(5)	In 2005, net of 1 million, disclosed under “Holding and financial income/(loss) on assets – Exchange differences” in the consolidated income statement.
(6)	Corresponds to the balance as of December 31, 2004 of continuing operations.
(7)	See Note 16.

53
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT F

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS

ENDED DECEMBER 31, 2005 AND 2004

COST OF SERVICES PROVIDED

Amounts stated in millions of Argentine pesos

	2005	2004

Inventories at beginning of year	5	10
Inventories at beginning of year of discontinued operations (2)	(1)	(2)
Purchases	7	7
Transfers (1)	-	(4)

Subtotal	11	11
Inventories at the end of year	(3)	(5)
Inventories at the end of year of discontinued operations (2)	-	1

Total (Note 3.1.m)	8	7

(1)	Assets transferred to fixed assets.
(2)	See Note 16.

54
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	December 31, 2005					December 31, 2004

	Amount in foreign currency (in millions) (1)	Currency	Exchange rate	Book value in millions of Argentine pesos		Amount in units foreign currency (in millions)(1)	Currency	Book value in millions of Argentine pesos

ASSETS
Current assets
Cash and banks	2	US$	3.032	6		-	US$	1
Investments	47	US$	3.032	142	(3)	42	US$	121
Trade receivables	4	US$	3.032	11		5	US$	16
	1	SDR	4.333547	4		1	SDR	5
Other receivables (2)	2	US$	3.032	6		4	US$	10
	2	EURO	3.5869	7		2	EURO	6

Total current assets				176				159

Noncurrent assets
Other receivables	34	US$	3.032	103		5	US$	16

Total noncurrent assets				103				16

Total assets				279				175

LIABILITIES
Current liabilities
Trade payables	16	US$	3.032	49		19	US$	57
	1	SDR	4.333547	4		-	SDR	2
	1	EURO	3.5869	5		1	EURO	4
Bank and other financial payables	332	US$	3.032	1,006		983	US$	2,926
	548		¥0.025751	14		552		¥16
	1	EURO	3.5869	4		1	EURO	4
Other payables	3	US$	3.032	9		3	US$	8
	1	EURO	3.5869	5		2	EURO	6

Total current liabilities				1,096				3,023

Noncurrent liabilities
Trade payables	-	US$	3.032	1		-	-	-
Bank and other financial payables	340	US$	3.032	1,032		377	US$	1,122
	2,334		¥0.025751	60		2,852		¥82
	8	EURO	3.5869	27		9	EURO	35
Other payables	3	US$	3.032	9		1	US$	2

Total noncurrent liabilities				1,129				1,241

Total liabilities				2,225				4,264

(1)	Includes figures less than 1 million in foreign currency.
(2)	In 2005 and 2004, includes 6 million on each date, corresponding to prepayment to vendors for purchase of fixed assets (Exhibit A).
(3)	Includes 13 million corresponding to Discount Bond.

US$	: US dollars	¥	: Yens
EURO	: European Currency	SDR	: Special Drawing Rights

55
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INFORMATION REQUIRED BY SECTION 64,
SUB SECTION I, POINT B) OF LAW No. 19,550

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

			2005			2004

Account	Operating expenses	Administrative expenses	Selling expenses	Other expenses, net	Total	Total

Salaries, social security taxes and other payroll expenses	166	31	30	-	227	200
Fixed assets depreciation	471	52	9	-	532	563
Fees and payments for services	190	84	35	-	309	261
Advertising	-	-	37	-	37	31
Directors’ and statutory auditors’ payments	-	3	-	-	3	3
Insurance	-	6	-	-	6	6
Material consumption and other expenditures	24	4	5	-	33	35
Management fee	33	4	-	-	37	33
Transportation	12	-	1	-	13	9
Taxes	22	1	77	-	100	30
Rentals	12	1	1	-	14	20
Commissions	-	-	13	-	13	11
Allowance for doubtful accounts	-	-	41	-	41	31
Recovery of doubtful accounts (1)	-	-	(38)	-	(38)	(53)
Tax on bank account credits and debits	-	16	-	-	16	16
Intangible assets amortization (2)	3	-	-	-	3	3
Employee terminations	-	-	-	7	7	18
Other	-	-	-	25	25	46

Total 2005	933	202	211	32	1,378

Total 2004	944	163	92	64		1,263

(1)	In 2005 and 2004, includes 7 million and 10 million corresponding to collections from customers written off as of December 31, 2004 and 2003, respectively.
(2)	In 2005 and 2004, not including 4 million corresponding to amortization of deferred expenses, which are disclosed under “Other Holding and Financial income/(loss) on liabilities" in the consolidated income statements.

56

TELEFONICA HOLDING DE ARGENTINA S.A.

Unconsolidated financial statements as of December 31, 2005 and 2004

57
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.
BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004 (1)

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1.

	December	December
	31, 2005	31, 2004

CURRENT ASSETS

Other receivables (Note 3.1.)	27	27

Total current assets	27	27

NONCURRENT ASSETS

Other receivables (Note 3.1.)	-	-
Intangible assets (Note 2.3.c)	-	-
Investments (Note 3.2.) (2)	750	597

Total noncurrent assets	750	597

Total assets	777	624

CURRENT LIABILITIES

Bank and other financial payables (Note 3.4.)	39	1,897
Trade payables	1	1
Taxes payable	1	2
Other payables	3	3

Total current liabilities	44	1,903

NONCURRENT LIABILITIES

Bank and other financial payables (Note 3.4.)	23	22

Total noncurrent liabilities	23	22

Total liabilities	67	1,925

SHAREHOLDERS' EQUITY (per related statements)	710	(1,301)

Total liabilities and shareholders' equity	777	624

(1)	See Note 2.2.
(2)	In 2005 and 2004, net of 10 million and 12 million, respectively, corresponding to net liabilities of discontinued operations. See Note 16., to the consolidated financial statements.

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vice president
acting as Chairman

58
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (1)

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.1.

	December	December
	31, 2005	31, 2004

INCOME / (LOSS) OF CONTINUING OPERATIONS
Equity interest in Section 33 - Law No. 19,550 companies - Continuing
operations (Note 3.6.)	120	(133)

Other income relating to Section 33 - Law No. 19,550 companies and
related parties (Notes 2.3.f) and 5.a)	37	33
Administrative expenses (Exhibit H)	(5)	(2)
Holding and financial income / (loss)
On liabilities (2)
Exchange differences	69	(31)
Interest	(28)	(166)

Net income / (loss) for the year before income tax and tax on minimum
presumed income	193	(299)
Income tax and tax on minimum presumed income (Note 2.3.d)	-	-

Net income / (loss) for the year for continuing operations	193	(299)

INCOME / (LOSS) OF DISCONTINUED OPERATIONS
Equity interest in Section 33 - Law No. 19,550 companies - Discontinued
operations (Note 3.6.)	33	(1)

Net income / (loss) for the fiscal year	226	(300)

Net earning / (loss) per share of continuing operations (Note 2.3.g) (3)	0.23	(0.74)

Net earning / (loss) per share of discontinued operations (Note 2.3.g) (3)	0.04	-

Net earning / (loss) per share for the fiscal year (3)	0.27	(0.74)

(1)	See Note 2.2.
(2)	Corresponds mainly to financial payables.
(3)	Basic and diluted.

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vice president
acting as Chairman

59
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1.

	Shareholders’ contributions				Non-capitalized contributions			Accumulated income (losses)

	Outstanding capital stock

Description	Authorized for public offering and issued	Pending of issue(1)	Comprehensive adjustment to capital stock	Premium on share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions	Legal reserve	Accumulated income (losses)	Total
Balance as of December 31, 2003	405	-	484	172	2	2	19	71	(1,967)	(812)

Balance modification (see Note 2.2.)	-	-	-	-	-	-	-	-	(189)	(189)

Modified balance as of December 31,
2003	405	-	484	172	2	2	19	71	(2,156)	(1,001)

Capitalization of irrevocable capital
contribution according to the General
and Special Class “B” Shareholders’
Meeting dated December 16, 2004 (1)	-	2	2	-	(2)	(2)	-	-	-	-

Net loss for the fiscal year ended
December 31, 2004	-	-	-	-	-	-	-	-	(300)	(300)

Balance as of December 31, 2004	405	2	486	172	-	-	19	71	(2,456)	(1,301)

Capital increase in accordance with the
Minutes of the Shareholders’ Meeting
dated February 15, 2005 and Board of
Directors dated October 6, 2005. (1)	1,787	(2)	-	-	-	-	-	-	-	1,785

Net income for the fiscal year ended
December 31, 2005	-	-	-	-	-	-	-	-	226	226

Balance as of December 31, 2005	2,192	-	486	172	-	-	19	71	(2,230)	710

(1)	See Note 7.3.

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vice president
acting as Chairman

60
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (2)

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1.

	December	December
	31, 2005	31, 2004

CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at end of year	-	-
Cash and cash equivalents at beginning of year	-	-

Variation in cash and cash equivalents	-	-

Causes of changes in cash and cash equivalents

Cash flows from operating activities:

Net income / (loss) for the fiscal year	226	(300)

Adjustments to reconcile net income / (loss) for the fiscal year to net cash flows provided by operating activities:
Equity interest in Section 33 – Law No. 19,550 companies	(153)	95
Amortization of goodwill	-	39
Holding and financial income / (loss)	(44)	197

Changes in assets and liabilities:
Taxes payable	(1)	-

Total cash flows provided by operating activities	28	31

Cash flows used in financing activities:
Repayments of loans	(20)	-
Interest paid	(8)	(31)

Total cash flows used in financing activities	(28)	(31)

Variation in cash and cash equivalents	-	-

(1)	Cash and cash equivalents with original maturity not exceeding three months are considered to be cash and cash equivalents.
(2)	See Note 2.2.

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vice president
acting as Chairman

61
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or other currency)

1.       BUSINESS OF THE COMPANY

The Company is primarily engaged, through the joint-controlled companies (see Note 1. to the consolidated financial statements), in the telecommunications business ("Telecommunications Business") in Argentina.

As of December 31, 2005, the Company conducts its Telecommunications Business through its 50.0% of common capital stock in Cointel (see Note 4.a), which controls the outstanding capital stock of Telefónica through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the consolidated financial statements and 6.2. a) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, as of December 31, 2005, the Company holds a 6.98% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 1.76% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c).

As of December 31, 2005, as a result of several transactions described below in “Agreement between the Company's Former Principal Shareholders and TSA” and in Note 7., TISA's equity interest in the Company amounted to 99.99% .

Agreement between the Company’s Former Principal Shareholders and TSA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF –Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”), International Investments Union Ltd. (“IIU”) ("HMTF Affiliates") and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TSA (“the Parties”) signed a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TSA 80.9% of the Company’s capital stock, representing 84.7% of the Company's total votes, in exchange for TSA common shares issued. On June 29, 2001, TSA informed the Company that on May 8, 2001, it transferred to its subsidiary TISA, all of its equity interest as of such date.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, reimbursed Company’s irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco (see Note 4.b), (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH and other liabilities of approximately US$27 million. The Shosa’s selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities, except for the amounts payable related to the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9.), and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c.(i).

62
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As of the date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

2.       BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1.       Restatement into constant Argentine pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for Argentine GAAP purpose, and considering the economic stability conditions at that moment, and according to the requirements of the CNV, the Company discontinued the application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

Decree No. 1,269/02 of the PEN and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the PEN and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of December 31, 2005 and 2004 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)), in compliance with the regulations issued by the PEN and the CNV (the accumulated effect in that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease).

The effect on the Company’s shareholders’ equity as of December 31, 2005 and 2004 and on results for the years then ended of not restating figures until September 30, 2003 is not significant.

2.2.       Unifying of accounting principles

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards. Such Resolution is effective for the Company as from January 1, 2006, and its early enforcement is accepted. In addition, it establishes transition standards that defer the effective term of certain changes to the years beginning January 1, 2008.

On December 29, 2005, and January 26, 2006, the CNV issued General Resolutions Nos. 485/05 and 487/06, whereby it approved, with a few amendments, the abovementioned CPCECABA resolution. Such CNV resolutions become effective for the Company and Telefónica as from January 1, 2006.

The application of these new standards would bring about changes that were evaluated by the Company, Cointel and Telefónica as of December 31, 2005. The change that would be most relevant to the Company lies in the fact that the positive goodwill with indefinite useful life will not be amortized (see Note 2.3. b). Until September 30, 2005, the Company continued to amortize such

63
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

goodwill balance. Consequently for the fiscal year ended December 31, 2005, the Company discontinued amortization of goodwill. Additionally, the most significant change to Telefónica regards the fact that the difference between the adjusted-for-inflation book value of fixed assets (and other non-monetary assets) and the respective tax base constitutes a temporary difference that results in recognizing a deferred tax liability, allowing for the option of not recognizing such liability with the related disclosure in the notes to the financial statements. As of December 31, 2005, as provided for in the effective accounting standards approved by the CNV, Telefónica decided to record the respective deferred tax liability charging the accumulated effect to prior-year retained losses. (see note 2.1. k) to the consolidated financial statements).

The retroactive effect of booking a deferred tax liability for the difference between the book value of fixed assets adjusted for inflation (and other nonmonetary assets) and its tax base, after considering the periods provided for the reversal of deferred tax assets and liabilities, resulted in a 582 increase in Telefónica’s accumulated losses and consequently an increase of 189 million (calculated in proportion to the Company’s ownership interest in said company) in the Company’s accumulated losses at the beginning of the fiscal year ended December 31, 2004.

In addition, the effect of the change was included under "Income tax" for the fiscal year ended December 31, 2005, generating smaller income of 64 million.

Regarding the rest of the changes, the Company evaluated that they do not generate any material impact as of December 31, 2005, and 2004.

2.3.       Valuation and presentation methods

The Company applied the valuation criteria established by CNV regulations, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by CPCECABA. (See Note 2.2. ).

The preparation of financial statements in conformity with Argentine GAAP requires Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses of each year.

Among other issues, these financial statements include the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements. All Company’s Management estimates have been made considering such regulations (among others, see Notes 2.1. , 6., 9., 12. and 15. to the consolidated financial statements and 2.5. and 5.c.(ii), for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). Some of these measures, which directly and indirectly affect the Company's operations, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be taken by the Argentine Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Final results may differ from those estimated by the Company's Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the financial statements are as follows:

a) Other receivables and payables:

-      In local currency: at nominal value, plus, if applicable, financial results accrued as of the end of each year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows at the rate of each operation.

-      In foreign currency: at nominal value, converted at the exchange rates applicable to their settlement prevailing as of the end of each year, plus, if applicable, the financial results accrued as of those dates, which do not differ significantly from the measurement at discounted value of the cash flows based on the rate of each transaction (see Exhibit G). Exchange differences have been charged to income of each year.

64
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

b) Long-term investments:

-      Ownership interests in related parties valued by the equity method:

The investment in Cointel as of December 31, 2005 and 2004, is valued by the equity method, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unpaid accumulated preferred dividends as of such dates, based on the financial statements of Cointel as of December 31, 2005 and 2004, respectively. The equity interest in Section 33 – Law No. 19,550 companies was calculated considering the Company's ownership interest on Cointel's income for the years ended December 31, 2005 and 2004, after deducting Cointel’s accrued preferred dividends as of such years.

Additionally, the investment in Cointel includes the net book value of the goodwill on the Company’s investment in Cointel and its amortization charge as of December 31, 2004 is disclosed under the caption "Equity interest in Section 33 – Law No. 19,550 companies" of continuing operations. The goodwill corresponds to the difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned. The goodwill is restated as explained in Note 2.1. Until December, 31, 2004, the Company amortized this goodwill by the line method. According to Note 2.3. c, as from January 1°, 2005 and in accordance with current accounting principles, the Company discontinued goodwill amortization for the investment in Cointel.

The analysis of the recoverability of the Company’s book value of the investment and the goodwill related to its investment in Cointel as of December 31, 2005, has been made on the basis of the Company’s Management best estimate of future discounted cash flows of Cointel and Telefónica, considering current information and future telephone service rates estimates of Telefónica. The Company’s, Cointel's and Telefónica's Management have monitored the evolution of the macroeconomic variables that affect their businesses and, from time to time, they have adjusted their projections based on the latest trends. As explained in Note 4. to the consolidated financial statements, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of Telefónica’s operating strategies available for possible scenarios, the Company will obtain future cash flows to recover the balances corresponding to goodwill and the investment, that as of December 31, 2005 amounts to 750 million. Notwithstanding the foregoing, as explained in Note 9.1. to the consolidated financial statements, the Company's, Cointel's and Telefónica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

As mentioned in Note 12. to the consolidated financial statements, as of December 31, 2005 Cointel’s unconsolidated current assets are lower than its unconsolidated current liabilities in 1,640 million, the latter including approximately 99.5% (1,632 million) of debt owed to TISA. Consequently, Cointel’s ability to settle its short term liabilities will depend on TISA’s continued to refinancing its credit with Cointel or on the obtaining other financing sources from related or unrelated parties, which are currently not available in sufficient amounts to Cointel.

The accounting principles applied by Cointel to prepare its financial statements, which were used by the Company to determine its equity interest in such company are, if applicable, the same as those described in this note.

On the basis of information furnished by AC to the Company, as of December 31, 2004, the Company’s equity interest in AC’s was negative. Consequently, the Company valued its equity interest in AC by the equity method up to the limit of the committed contributions as of December 31, 2004, recording, consequently, such investment in AC at nil. See Note 4.c.

-      Other investments valued at cost - recoverable value:

As from September 30, 2005 due to the reduction of its interest in AC (see Note 4.c) the Company has valued its equity interest at its original cost restated up to the limit of its estimated recoverable value as of such date. Consequently, the Company has kept its equity interest in such company at nil.

65
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The Company’s ownership interest in Atco as of December 31, 2005 and 2004 was valued at the original cost restated up to the limit of its estimated recoverable value, due to the fact that, as of such dates, the Company did not have a significative influence in Atco (see Note 4.b). Therefore, the Company has kept its equity interest in such company valued at nil.

Additionally, the Company has $1 nominal value of Vigil Corp S.A. (“Vigil”) and one common share of $1 nominal value of Temarsa (see Note 4.d). As of December 31, 2005 and 2004, given the fact that the Company does not have significative influence in such companies, the Company has valued such investments at their original cost restated as described in Note 2.1.

c) Intangible assets:

Correspond to the issuance costs of negotiable obligations, which are being depreciated over the remaining life of the related negotiable obligations (restated as explained in Note 2.1. ). As of December 31, 2005 and 2004, the original value and its accumulated depreciation amount to approximately 61 million, and the net book value amounts to approximately 0.1 million and 0.2 million, respectively. (See Note 9.).

d) Income tax and tax on minimum presumed income:

The Company records income tax by applying the deferred method, following the procedures established by RT No. 17 of the CPCECABA.

Deferred tax assets resulted mainly from the temporary differences arising from tax loss carryforwards and from the tax treatment given in 2002 to exchange differences generated losses by financial payables in foreign currency.

In order to book the above temporary differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the income statement.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the years in which these temporary differences are expected to be deductible.

Considering its estimates, the Company’s Management takes into account the reversal time period of deferred tax assets, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, due to the effects of economic and foreign exchange regulations carried out by the government in 2002, the probability of recovering deferred tax credits by the Company was significantly affected. Consequently, the Company has booked a reserve for the balance of deferred tax assets whose recovery depends upon the generation of future taxable income.

Under the Public Emergency and Exchange System Reform Law No. 25,561, as implemented by Decree No. 2,568/02, losses generated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 per US$1.00, should be adjusted using an exchange rate of $1.40 per US$1.00, and be carried forward five years as from the date of the enactment of such law and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the US dollar was approximately 203 million (in historical currency), of which approximately 162 million were computed for tax purposes until December 31, 2005, while the remaining balance will be carried forward and applied for tax in year 2006, accordingly to the related legislation.

For the year ended December 31, 2005, the Company has estimated a taxable income of approximately 38 million. For the year ended December 31, 2004, the Company had estimated a tax loss carryfoward of approximately 43 million.

66
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The Company kept an accumulated tax loss carryfoward as of December 31, 2004 of 1,156 million (405 million at a 35% tax rate). The accumulated tax loss carryforward as of December 31, 2005, after considering the taxable income for the year ended on December 31, 2005, mentioned in the previous paragraph and the effect of the expired tax loss carryforward, could be applied to offset future income tax charges as follows:

Tax loss carryforward
Available until	(in millions of pesos in
fiscal year	historical value)

2007	950
2009	43

993

For each fiscal year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

The following table presents the components of the Company’s deferred tax assets (in millions of Argentine pesos):

	2005		2004

General income tax on tax loss carryforwards	348	(1)	361
Specific income tax on tax loss carryforwards	-		44
Exchange differences deductible in future fiscal years	14		28

Subtotal deferred tax assets	362		433
Allowance for deferred tax assets	(362)		(433)

Total net deferred tax assets	-		-

(1)	Net of 13 million corresponding to the estimated taxable income for the year ended December 31, 2005.

The following is the reconciliation of the income tax and tax on minimum presumed income as charged to the income statement and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	December	December
	31, 2005	31, 2004

Net income / (loss) before income of continuing
operations tax and tax on minimum presumed income	67	(105)
at statutory income tax rate

Permanent differences:
Income / (Loss) on equity investments	(42)	33
Non deductible interest	2	118
Goodwill amortization	-	13
Variation of allowance for deferred tax assets	(71)	(77)
Expired tax loss carryforward	44	18

Total income tax and tax on minimum presumed income	-	-

The Company calculates the tax on minimum presumed income by applying the tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the year. This tax is supplementary to Income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes. However, if the Tax on minimum presumed income exceeds Income tax during one fiscal year, such excess may be computed as prepayment of any Income tax excess over the Tax on minimum presumed income that may arise in the next ten fiscal years.

67
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

For the years ended December 31, 2005 and 2004, the Company has determined charges for tax on minimum presumed income of 0.2 million and 0.3 million, respectively, which were included in the Company’s income statements as of such dates.

e) Shareholders’ equity accounts:

-      Capital Stock: disclosed at nominal value (see Note 7.1. ). The adjustment derived of its restatement as described in Note 2.1. , is included in “Comprehensive adjustment to capital stock”.

-      Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of nominal value of capital stock, restated as described in Note 2.1.

-      Irrevocable capital contributions for future share subscriptions: as of December 31, 2005 they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.1. , is included in “Comprehensive adjustment to irrevocable capital contributions”.

-      Other contributions: corresponds to contributions over which the shareholders have rights according to their ownership interests. They are restated as described in Note 2.1.

-      Legal reserve and accumulated income (losses) : they have been restated as described in Note 2.1.

f) Statement of income accounts:

Statement of income accounts are presented as follows:

-      Charges for amortization of non-monetary assets (intangible assets as of December 31, 2004 and issuance cost of negotiable obligations as of December 31, 2005 and 2004) have been stated based on the restated amounts of such assets, as described in Note 2.1.

-      “Equity interest in Section 33 – Law No. 19,550 companies of discontinued and continuing operations” was calculated according to item b) of this note.

-      Under the caption "Other income relating to Section 33 – Law No. 19,550 companies and related parties” the Company includes the amounts related to TSA Arg.'s agreement described in Note 5.c.(i), for its compliance with the obligations agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement.

-      Accounts that accumulate currency transactions occurred throughout each fiscal year are stated at their nominal value.

-      “Holding and financial income / (loss)” include: (a) financial income and expenses; and (b) exchange differences generated by foreign currency denominated liabilities.

g) Net earning / (loss) per share for the year:

The Company calculates the net earning / (loss) per share on the weighted average of outstanding common shares during each year with a face value of $1 and with a vote per share. See Note 7.3. As of December 31, 2005 and 2004, the Company has calculated income/(loss) per share by segregating such income in continuing operations and discontinued operations.

2.4.       Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and exhibits in which they are included. The effect of such rounding is not material.

68
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

2.5.       Law of Public Emergency – Rules and regulations currently in force

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a deep change in the economic model in force as of that time and amended the Convertibility Law in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a) the de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine laws in force, as of January 6, 2002 at a $1 = US$1 rate and the subsequent adjustment through the CER or annual interest rate agreed upon in the original contract, and if the interest payable is higher than the average rates prevailing in the financial system, the rate determined by the BCRA will be applicable, depending on the nature of the obligation, plus an equitable adjustment of the price, to be agreed between the parties or claimed at judicial courts.

b) the Public Emergency and Exchange System Reform Law No. 25,561 provided for the conversion into pesos of public utility rates that had been agreed upon in US dollars at the US$1.00 to $1.00 rate and it authorized the PEN to renegotiate the agreement (see Note 9. to the consolidated financial statements);

On February 15, 2006, the Argentine Government, through the UNIREN, and Telefónica executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations were met, this instrument will be the necessary background to execute the Memorandum of Understanding for the Transfer Agreement Renegotiation approved by Presidential Decree 2332/90 (“Memorandum of Understanding for Renegotiation”), as provided for in Law No. 25,561, section 9.

Among others, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: Telefónica will continue making investments for the technological upgrade and development of its network and new services.
2)	Service and long-term goals (see Note 4. to the consolidated financial statements).
3)	Contractual situation (see Note 4. to the consolidated financial statements).
4)	Regulatory framework (see Note 9.1. and 15. to the consolidated financial statements).
5)	Suspension of actions and subsequent dismissal of the right and shares (see Notes 4. and 9.1. to the consolidated financial statements).
6)	Adaptation of international incoming calls in the local areas by the application of the correction factor so that the value mentioned in section 37, Exhibit II, Presidential Decree 764/00 would be increased threefold.
7)	Unification of the reduced rate calling time band for local, domestic and international long- distance calls thus resulting, as a whole, in the application of smaller discounts as from the effectiveness of the Memorandum of Understanding for Renegotiation.
8)	Fair treatment: Within the framework of the agreements renegotiation process, the Argentine Government commits to give a reasonably similar and fair treatment to Telefónica, as other telecom companies that participate in the process.

The Memorandum of Understanding 2006 shall be submitted to a public hearing to favor the involvement of users and the community in general so that its terms and conditions can be the consensus basis to sign the Memorandum of Understanding for Renegotiation. As of the date of issuance of these financial statements, the date for the public hearing had not been set. In addition, the Letter of Intent 2006 will be subject to the rest of the approvals required by current regulations.

c) the extension of the Argentine public emergency situation through December 31, 2006;

d) the suspension of dismissals without a justified cause and the penalization to pay a 50% surcharge on the severance pay provided for in current labor regulations should personnel be dismissed without a justified cause, unless the labor relationship started after 2002. Thus, the

69
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Argentine Government continues to reduce gradually the double severance pay with the objective mentioned in the regulations to eliminate it completely if unemployment is below 10%.

3.       BREAKDOWN OF THE MAIN ACCOUNTS (amounts stated in millions of Argentine pesos)

The main accounts of the balance sheets as of December 31, 2005 and 2004 and of the statements of income for the years ended December 31, 2005 and 2004 were made up as follows (foreign currency balances are presented in Exhibit G):

3.1.       Other receivables

	2005		2004

	Current	Noncurrent	Current	Noncurrent

Receivables from Section 33 - Law
No. 19,550 companies and
related parties - TSA Arg. (1)	27	-	27	-
Deferred tax asset (2)	-	362	-	433
Allowance for other receivables -
tax assets (Exhibit E)	-	(362)	-	(433)

Total	27	-	27	-

(1)	Accruing no interest. See Note 5.c.(i).
(2)	See Note 2.3.d.

3.2.       Noncurrent investments

	2005	2004

Investment in Cointel - Shares (Exhibit C)	258	105
Goodwill – Cointel (Note 3.3.)	492	492

Total	750	597

3.3.       Goodwill on investment in Cointel:

	Original value	Amortization

		At
	At beginning/	beginning	For the	Accumulated	Net book
	end of year	of year	year	at end of year	value

Year ended December 31,
2005	804	312	- (a)	312	492

Year ended December
31, 2004	804	273	39	312	492

(a) See Note 2.2.

70
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.4. Bank and other financial payables

	2005			2004

	Current		Noncurrent	Current	Noncurrent

Payables to Section 33 - Law No.
19,550 companies and related
parties – TISA	38	(1)	-	1,896	-
Negotiable obligations (2)	-		23	-	22
Interest accrued on negotiable
obligations	1		-	1	-

Total	39		23	1,897	22

(1)	Corresponds to US$13 million of the loan with TISA with principal original maturing on June 29, 2006 and December 27, 2006 for US$6.3 million and US$6.5 million, respectively, and accruing interests at a nominal rate of 9.1875% per annum which are semiannually capitalized. See Note 5.c. (ii).
(2)	Accrue interest at a nominal rate of 9.75% per annum. See Note 9.

3.5.       Aging of assets and liabilities as of December 31, 2005:

	Assets		Liabilities

		Bank and
		other
	Other	financial	Trade	Taxes	Other
	receivables	payables	payables	payable	payables
	(1)(3)	(2)	(3)	(3)	(3)

Without maturity date:	27	-	-	-	3

Maturing:

Up to three months	-	1	1	1	-
From three to six
months	-	19	-	-	-
From nine to twelve
month	-	19	-	-	-
From one to two years	-	23	-	-	-

Subtotal	-	62	1	1	-

Total	27	62	1	1	3

(1)	Not including deferred tax asset and its related allowance.
(2)	Accrue interest at a weighted average rate of 9.397%.
(3)	Do not accrue interests.

3.6.       Equity interest in Section 33 – Law No. 19,550 companies

	(Loss) / Gain

	2005	2004

Equity interest – Cointel – Continuing operations	120	(94)
Goodwill amortization – Cointel (Note 3.3.)	-	(39)

	120	(133)

Income/(loss) on equity investments – Cointel –
Discontinued operations (1)	33	(1)

(1)	See Note 16. to the consolidated financial statements.

71
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

4.       OPERATIONS AND ACTIVITIES OF RELATED PARTIES

a) Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TSA’s subsidiaries. As of December 31, 2005, the Company's interest in Cointel amounts to 50.0% of the common capital stock, representing 49.84% of Cointel's total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 6.2. a), and 40.2 million Class “B” shares which represents 2.3% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica's capital stock 64.83% . See Notes 4. and 6. to the consolidated financial statements.

Due to the recurrent cumulative losses recorded by Cointel as of December 31, 2004, Cointel made an inquiry to the IGJ, current government regulatory agency of that company, and ratified, with its legal counsel’s opinion, the method of computing shareholders’ equity accounts in order to determine whether Cointel qualifies under the event of mandatory capital stock reduction. According to the IGJ’s accounting department, as stated in its opinion dated March 29, 2005, an event of mandatory capital reduction would occur when the total shareholders’ equity is smaller than 50% of the capital stock. Under such criteria, cumulative losses should be computed as follows: 50% against the outstanding capital stock, and 100% against the balance of the other shareholders’ equity accounts.

Therefore, as of the date of issuance of these financial statements, according to the IGJ’s interpretation and based on the opinion of Cointel’s legal counsel, Cointel does not qualify under the event of mandatory capital reduction. See Note 2.3.b.

b) Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 214 million (restated as described in Note 2.1. ). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8% . On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 255 million (restated as described in Note 2.1. ), corresponding to the book value of such ownership interest as of September 30, 2000.

On December 27, 2004, the Special Shareholders’ Meeting of Atco resolved to increase its capital stock from 309 million to 1,760 million. At that meeting, the Company waived its preemptive subscription right and accretion right over the new shares, and Temarsa subscribed all the shares issued through the capitalization of a loan held by that company with Atco. As a result of such shareholders’ decision the Company's ownership interest in Atco as of December 31, 2004 decreased to 4.71% from 26.8%. As of August 8, 2005, the Special Shareholders’ Meeting of Atco resolved the capitalization of its irrevocable capital contributions, of which the Company had 132 million (restated as described in la Note 2.1. ), which generated an increase of the Company’s ownership interest in Atco to 9.35% from 4.71% . Additionally, Atco’s Extraordinary Shareholders' Meeting dated December 12, 2005 decided to make certain changes as regards the mechanism to calculate the capitalization of the inflation adjustment of said irrevocable contribution, which reduced the Company's interest to 6.98% . The above mentioned capitalization would not revert Atco’s negative shareholders’ equity situation. Consequently, the Company has maintained its equity interest in such company at nil, on the basis of its recoverable value.

As of the date of issuance of these financial statements, Atco has mainly a direct and indirect ownership interest of approximately 100% of the capital stock of Televisión Federal S.A. – TELEFE (“Telefé”), owner and operator of Channel 11 of Buenos Aires, a broadcast television station, and broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have

72
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

to obtain a license from the Comfer (Federal Committee that regulates broadcasters) to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, that expired in January 2005 and on which such company obtained a renewal until 2015. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

c) AC

As of December 31, 2005, the Company’s ownership interest in AC amounts to 1.76% and other TSA’s subsidiaries control the remaining 98.24% . As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. Holdings (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together, the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company does not longer have its indirect ownership interest in the licensed broadcast television companies through AC as from the above mentioned date. As of August 8, 2005, AC’s Special Shareholders’ Meeting resolved the capitalization of its irrevocable capital contributions, of which the Company had 17 million (restated as described in Note 2.1. ), which generated a decrease in the Company’s ownership interest in AC to 2.84% from 26.82% . Additionally, AC’s Extraordinary Shareholders' Meeting dated December 12, 2005 decided to make certain changes as regards the mechanism to calculate the capitalization of the inflation adjustment of said irrevocable contribution, which reduced the Company's interest to 1.76% . As of December 31, 2005, due to the reduction of its interest in AC, the Company has valued its equity interest at its original cost restated up to the limit of its recoverable value estimated as of such date. Consequently, the Company has maintained its equity interest in such company at nil.

d) Other investments

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil, for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Temarsa, for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies (see Note 2.3.b).

The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 11, 2003. Under this agreement, Vigil and Ambit S.A. are dissolved without liquidation and are merged into Temarsa. Such merger has been refused by the IGJ and lately judicially appealed by Ambit, Vigil and Temarsa. Finally, on February 10, 2005, Temarsa, Ambit and Vigil desisted the mentioned judicial appeal.

5.       OUTSTANDING BALANCES AND TRANSACTIONS WITH SECTION 33 – LAW No. 19,550 COMPANIES AND RELATED PARTIES

a) The transactions made with Section 33 – Law No. 19,550 companies and related parties during the years ended December 31, 2005 and 2004 (in millions of Argentine pesos), are as follows:

	(Loss) / Gain

	Interest expense		Other income relating to Section 33 – Law No. 19,550 companies and related parties

	December 31,		December 31,

Company	2005	2004	2005	2004

TSA Arg. (1)	-	-	37	33
TISA (2)	(24)	(164)	-	-

	(24)	(164)	37	33

(1)	See Note 5.c. (i).
(2)	See Note 5.c. (ii).

73
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

b) During the years ended December 31, 2005 and 2004, the Company did not collect any dividends from its investments in Section 33 – Law No. 19,550 companies and related parties.

c) Additionally to the transactions mentioned in Note 7., the other related party transactions are the following:

(i) On April 24, 1997, the Company signed an agreement with TSA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel's capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel's common shares that would result in a total shareholding in excess of 50% of Cointel's capital stock and votes and iii) to provide, at TSA Arg.'s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TSA Arg. to the Company for such services equals one half of the management fee received by TSA Arg. from Telefónica after deducting taxes and certain expenses, and will be in effect so long as Telefónica’s management agreement is in effect. The Company's compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. Telefónica’s management contract with TSA provided for an annual management fee, which was calculated at 9% of Telefónica’s “gross margin” as defined in such agreement, through April 30, 2003. On such date, if TSA agrees to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TSA Arg. would be between 1.5% and 5.0% . On July 30, 2003, Telefónica entered into a Supplement to the Management Agreement with TSA, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described. During the years ended December 31, 2005 and 2004, the Company did not receive any financial advice request and met its duties contained in such agreement, for which it is entitled to receive the relevant fees, which amounted to 37 million and 33 million, respectively, and were included in "Other income relating to Section 33 – Law No. 19,550 companies and related parties" in the Company’s income statements. As of the date of issuance of these financial statements, TSA Arg. has not requested any further services. If request is made by TSA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 27 million as of December 31, 2005 and 2004, are included as "Other receivables - Receivables from Section 33 - Law No. 19,550 companies and related parties - TSA Arg." in the balance sheets as of December 31, 2005 and 2004.

(ii) On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notified in writing, at least three days before due date, that they do not intend to renew the agreement. TISA was entitled to modify the differential provided it notified in writing the Company of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase the Company's negotiable obligations (see Note 9.). Subsequently, on February 14, 2001, the Company made an early partial repayment to TISA of this loan for an amount of US$37.9 million.

Through various amendments during the year 2004, the Company and TISA agreed that the principal maturity and interest capitalization will be semiannual, set the differential for the second period in 5.5% nominal per annum, which it has remained unchanged for the following periods, and amended the loan agreement, eliminating the early termination event triggered by the existence of restrictions that could limit the Company’s ability to repay its debt with TISA. Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, the Company’s Board of Directors resolved to call a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. On February 15, 2005, due to the capitalization described in Note 7.3. , TISA and the Company agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of US$622.5 million (1,785 million) which

74
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

did not accrue interest as from February 15, 2005, and (ii) ratify that the residual amount of TISA’s credit for US$20 million was subject to the same conditions as those agreed upon on December 27, 2004 (see Note 7.3. ). On June 17, 2005 US$7 million of the above-mentioned loan were cancelled remaining its balance as of December 31, 2005 in approximately US$13 million.

In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: upon the Company defaulting on any of the commitments assumed under the loan agreement, in the event of any change in the Company’s controlling shareholder, if the Company or its affiliates are unable to comply with their obligations, changes in the Company’s main business activity, if the Company or any of its affiliates lose the government licenses obtained and if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

In relation to the loan’s balance in force as of December 31, 2005, for an amount of US$13 million, TISA has advised to the Company that until the maturity of the loan date shall not consider that an acceleration event as defined in the agreements has taken place. Additionally, the above mentioned loan agreement includes a ground of acceleration events in case certain court or extra-court proceedings are filed for an amount in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering until the maturity of the loan date.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties of access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company's own funds availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.3.b.

6.       RESTRICTIONS, GRANTED GUARANTEES AND CURRENT ADMINISTRATIVE PROCEDURES

6.1.       Distribution of accumulated income restriction:

In accordance with Law No. 19,550, the Company’s bylaws and General Resolution No. 368/01 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve, previous absorption of accumulated losses, until such reserve equals 20% of restated capital stock.

As of December 31, 2005, the Company carries accumulated losses in the amount of 2,230 million, which includes net income for the year then ended of 226 million.

6.2.       Other restrictions

a) Through Cointel, the Company is member of the Main Core of the Telefónica awardee Consortium. As of December 31, 2005, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the PEN, as amended, provides that Regulatory Authorities (nowadays the S.C.) must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, shall not reduce their total holding to less than 51% of the total capital stock (Class "A" shares) with voting rights of Telefónica, without first obtaining approval from the Regulatory Authority.

b) With respect to the restrictions and guarantees related to the issuance of negotiable obligations and other payables, see Notes 5.c.) (ii) and 9.

75
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

6.3.       Guarantees granted

In connection with the disposition of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale, for the amounts and subject to the terms specified in each contract. As of December 31, 2005, the Company did not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

6.4.       Litigation

As of December 31, 2005, the Company is not aware of any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, that should be booked at such date.

6.5.       Current administrative procedures

On June 24, 2004, and due to a claim conducted by a minority shareholder, the CNV issued a resolution by means of which it instructed a summary against the Company for possible infraction to certain sections of Law No. 19,550, the Code of Commerce and the CNV's rules (NT 1997), in respect of the compensation granted by the Company from October 1, 1998 to September 30, 2001, to one of its formers directors under an advisory contract, and in respect of the accounting treatment given by the Company, in the year ended December 31, 2000, to the payment made by AMI CABLE HOLDINGS, Ltd., related company of the formers shareholders of the Company, for the rescission of the above mentioned advisory contract. The sanction that could possibly correspond to the Company would consist of a warning or fine of up to 1.5 million, which could be raised up to five times the amount of the greater between the benefit obtained or the damage caused as a result of the illicit driving. In the opinion of the Company's Management, it is unlikely that this administrative sanction prospers.

7.       CAPITAL STOCK

7.1.       As of December 31, 2005, the Company’s capital stock, after the voluntary capital stock reduction and the capital increase mentioned in sections 7.2. and 7.3. , respectively, of this note, is comprised of:

Subscribed and paid in
(historical value in Argentine pesos)

Common shares issued, face value $1:

Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	2,161,092,201

Capital stock authorized for public offer	2,191,519,529

As a consequence of the transactions described in Note 1. and section 7.2. and 7.3. of this note, at the date of issuance of these financial statements, the principal shareholder of the Company is TISA, which owns 99.99% of the Company's capital stock.

7.2.       On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved a voluntary capital stock reduction proposed by the Company's Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 common Class “B” shares of the Company of $1 nominal value each. In consideration for the number of shares delivered, the shareholders present in the redemption would receive a proportional interest in the Promissory Note mentioned in Note 1. The only shareholder who took part in such reduction was ACH, who participated with all its shares, 95,270,640 common Class "B" shares (“the Shares”). The final amount of the reduction was allocated to proportionately reduce the capital stock and each

76
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock reimbursed (calculated on the basis of the Company’s shareholders’ equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account, until the balance was exhausted, and the remaining amount to accumulated income (losses). On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of 95,270,640 (historical value), being 404,729,360 (historical value) the outstanding capital stock authorized for such bidding as of such date. Furthermore, as of such date, the BCBA granted its final approval to the voluntary capital stock reduction. On December 31, 2001, the Shares were effectively registered under the Company’s name. On January 11, 2002, the Company's Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH and on March 31, 2004, the above-mentioned voluntary capital stock reduction was registered in the Public Registry of Commerce (“RPC”).

7.3.       On December 16, 2004, the General and Special Class B Shareholders’ Meeting resolved to increase the capital stock by 2 million, to 406,729,360, in accordance with the provisions of Resolution No. 466/04 of the CNV, and the issuance at par value of 2,000,000 common Class B shares of one peso ($1) face value each and entitled to one vote per share. Subsequently, on February 15, 2005, the Special Shareholders’ Meeting resolved to approve the capital stock increase for an amount of up to 2,046 million and ratified the 2 million capital stock increase resolved upon by the Shareholders’ Meeting dated December 16, 2004. Therefore, at such Special Shareholders’ Meeting, TISA expressed its intention to partially capitalize its loans with the Company for 1,785 million (see Note 5.c.ii)). Such increase of capital was approved by the CNV in its Resolution N° 15,113 dated July 14, 2005 and by the BCBA on August 3, 2005, and for such reason, the Company’s Board of Directors at its meeting dated August 19, 2005 approved the opening of the preemptive subscription period for a term of 30 days, which expired on October 4, 2005. On October 6, 2005, the Board of Directors fixed the final amount of the capital increase in 1,786,790,169 Class “B” common shares, which were fully subscribed and paid in as of such date; consequently, the Company’s stock capital was increased from 404,729,360 to 2,191,519,529. At the date of these financial statements, the above mentioned capital stock increase is registered in the RPC.

8.       NEGATIVE SHAREHOLDERS’ EQUITY

As of December 31, 2004, the Company carried, prior to the change of the balances of prior years carried out according to Note 2.2. , accumulated losses amounting to 2,267 million and negative shareholders’ equity amounting to 1,112 million. As a result of the capital stock increase resolved upon the Shareholders’ Meeting referred to in Note 7.3. as of December 31, 2005, the Company has reversed its negative shareholders’ equity situation and therefore, it is no longer under the conditions of item 5 of Section 94 of the Law No. 19,550.

Notwithstanding the statements of the preceding paragraph, the Company qualifies under the event of mandatory capital reduction set forth in Section 206 of the Law No. 19,550 when cumulative losses exceed reserves and 50% of the capital stock. This situation was discussed at the General and Special Shareholders’ Meeting held on April 28, 2005. The Shareholders, together with the Company’s Board of Directors, will take the necessary steps to revert this situation.

9.       ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders’ Meetings held on April 28, 1995 and December 27, 1996, respectively, approved a Program for the issuance of Negotiable Obligations not convertible into shares, for a total amount of up to US$500 million and authorized the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. Additionally, the General and Special Shareholders’ Meeting of November 2, 2001,during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations Program.

77
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On February 24, 1997, the Company issued three series of Negotiable Obligations for a total face value of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 under the US$500 million Program, on the following terms:

US$500 million Program (1)

Principal		Interest
amount	Principal amount	annual rate	Interest	Situation as of
(in millions)	repayment	%	payment	December 31, 2005

Series A	February 2002	8.50	February and August	Totally repaid (2)
US$100			of each year
Series B	February 2007	9.75	February and August	Partially repaid (2)
US$225			of each year
Series C	February 2007	11.25	February and August	Totally repaid (2)
$175			of each year

(1)	It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders’ Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
(2)	As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002, the balance of the Negotiable Obligations’ Program for US$500 million as of December 31, 2005, amounts to US$7.6 million.

The creation of these Programs and the public offerings of Negotiable Obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable Obligations were used to refinance bank borrowings.

After the repurchases and repayments of the Company's Negotiable Obligations, the Company has cancelled and repurchased approximately 98.5% of its Negotiable Obligations for a face value of 175 million and US$317.4 million. In connection with this issuance, the Company has assumed certain commitments usually undertaken in transactions of such nature. The Prospectus related to the issuance of Negotiable Obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001.

On April 8, 2002, the BCBA notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the date of issuance of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

10.       ENGLISH TRANSLATION AND ACCOUNTING PRINCIPLES APPLIED

The Company's financial statements have been translated into English for the convenience of readers in the United States of America.

In addition, these financial statements are presented on the basis of Argentine GAAP approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America. Accordingly, these financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

78
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C
1 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004

INVESTMENTS IN SHARES, SECURITIES ISSUED IN SERIES

AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

								December
				2005				31, 2004

		Face		Inflation	Value by equity	Book		Book
Issuer and features of the	Class	value	Quantity	adjusted cost	method	value		value
securities

NONCURRENT INVESTMENTS (1)
Investments valued by the equity
method:
Cointel – shares	Common
	Class “A”	0.1	2,245,384,140
	Common
	Class “B”	0.1	407,817,358

Total investment in Cointel				1,822	258	258	(2)	105	(2)

AC – shares	-	-	-	-	-	-		-

Other investments valued at cost
– recoverable value:
Atco – shares	Common	1	173,243,025	255	-	-		-
AC – shares	Common	1	16,190	-	-	-		-
Vigil – shares	Common	1	1	-	-	-		-
Temarsa – shares	Common	1	1	-	-	-		-

Total noncurrent investments						258		105

(1)	See Notes 2.3.b. and 4.
(2)	See Note 2.2.

79
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C
2 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31 2005 AND 2004

INVESTMENTS IN SHARES, SECURITIES ISSUED IN SERIES

AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

	Information on the issuer

		Latest financial statements

			Common
			capital		Shareholders’	Total % held
Issuer	Main business	Date	stock(1)	Net income	equity	of capital

NONCURRENT
INVESTMENTS

Cointel	Investments	12-31-05	531	316	578	50.0% (2)

Financial statements used for valuation by the equity method

		Closing	Duration	Auditors’		Auditors’ report
Issuer	Year-end	date	of the period	report date	Scope	type

NONCURRENT
INVESTMENTS

Cointel	12-31	12-31-05	12 months	02-24-06	Audit	Qualified (3)

(1)	Corresponds to face value.
(2)	Over common capital stock. As of December 31, 2005, preferred capital stock, without considering accrued dividends (over which the Company has no ownership interest) amounts to 47 million.
(3)	Includes subject-to qualification for the uncertainty related to Cointel’s ability to pay its current liabilities and continue as a going concern.

80
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004

ALLOWANCES AND RESERVES

Amounts stated in millions of Argentine pesos

		2005		2004

	Balances at		Balances
	beginning	Decrease	at end of	Balances at
Account	of year	for the year	year	end of year

Deducted from noncurrent
assets:
For other receivables -
Deferred tax assets	433	(71)	362	433

Total 2005	433	(71)	362

Total 2004	510	(77)		433

81
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004
FOREIGN CURRENCY LIABILITIES

		2005		2004

	Amount in			Amount in
	foreign			foreign
	currency (in		Booked value	currency (in	Booked value
	millions of	Exchange	(in millions of	millions of	(in millions of
Account	US$)	rate	pesos)	US$)	pesos)

Current liabilities
Bank and other financial
payables	13	3.032	39	637	1,897
Other payables	1	3.032	3	1	3

Total current liabilities	14		42	638	1,900

Noncurrent liabilities

Bank and other financial
payables	8	3.032	23	8	22

Total noncurrent liabilities	8		23	8	22

Total liabilities	22		65	646	1,922

US$: US dollars.

82
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004

INFORMATION REQUIRED BY SECTION 64, SUB SECTION I, POINT B) OF LAW No. 19,550

Amounts stated in millions of Argentine pesos

	Administrative expenses

Account	2005	2004

Professional fees and taxes (1)	5	2

Total	5	2

(1) Includes fees payable to the members of the Board of Directors and statutory auditors for pesos 306,000 and pesos 232,000 in 2005 and 2004, respectively.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Independent Public Accountant's Report)

The following discussion should be read together with the financial statements of Telefónica Holding de Argentina S.A. (“the Company”) for the fiscal years ended December 31, 2005 and 2004. Those financial statements have been prepared in accordance with accounting principles generally accepted in Argentina approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), as adopted by the National Securities Commission (“CNV”) (“Argentine GAAP”), which differ in certain respects from U.S. generally accepted accounting principles, and have been set forth in constant pesos as described in Note 2.1. See Note 10. to the Company's unconsolidated financial statements.

Multiple Holding Company Structure

The Company is primarily engaged, through joint-controlled companies (see Note 1. to the consolidated financial statements) in the telecommunications business ("Telecommunications Business") in Argentina.

As of December 31, 2005, the Company conducts its Telecommunications Business through its 50.0% of common capital stock in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 4.a) to the Company's unconsolidated financial statements), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the Company's consolidated financial statements and 6.2. a) to the Company's unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

As a result of the disposition of Telefónica's equity interest in Telinver S.A. described in Note 16 to the consolidated financial statements, Telefónica has discontinued operations in the advertising exploitation segment, as Telefónica continues only with the telecommunications segment.

Additionally, as of December 31, 2005, the Company holds a 6.98% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b) to the Company's unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 1.76% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c) to the Company's unconsolidated financial statements).

The Company looks to Telefónica S.A.’s (“TSA”) global media affiliate, Telefónica de Contenidos S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments.

As of December 31, 2005, as a result of several transactions described below in “Agreement between the Company's Former Principal Shareholders and TSA” and in Note 7. to the Company's unconsolidated financial statements, Telefónica Internacional S.A. (“TISA”)'s equity interest in the Company amounted to 99.99% .

Agreement between the Company’s Former Principal Shareholders and TSA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”), International Investments Union Ltd. (“IIU”) ("HMTF Affiliates") and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TSA (“the Parties”) signed a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TSA 80.9% of the Company’s capital stock, representing 84.7% of the Company's total votes, in exchange for TSA common shares issued. On June 29, 2001, TSA informed the Company that on May 8, 2001, it transferred to its subsidiary TISA, all its equity interest in the Company as of such date.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, reimbursed the Company’s irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco (see Note 4.b) to the Company’s unconsolidated financial statements), (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH and other liabilities of approximately US$27 million. The Shosa’s selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities, except for the amounts payable related to the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9. to the Company's unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c)(i) to the Company's unconsolidated financial statements.

As of the date of issuance of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

Evolution of the current macroeconomic situation and financial system in Argentina

After the 2001-2002 crisis, political uncertainty lost intensity, a circumstance that contributed to a partial restoration of the institutional balance. Néstor Kirchner, of the Justicialist Party ("PJ") took office as President of Argentina on May 25, 2003, and in the second half of 2003, authorities were elected for executive and legislative offices. The PJ not only gained control of most of the provincial governorships but also obtained absolute majority in both Houses of the Argentine Congress.

In the recent legislative elections of October, the PJ retained its dominant position in both Houses of Congress; however, the internal fragmentation within the party has forced the official wing called Frente para la Victoria, (FV) to depend on the will of the rest of the PJ, in particular in the Lower House, where the official wing holds 107 seats, while the requisite quorum for holding sessions is 129.

As far as the renegotiation of the defaulted sovereign debt is concerned, the Government presented, on March 18, 2005 the outcome of the exchange process that concluded on February 25, 2005. The acceptance rate was 76.15% even though the Government’s expected level had been, at minimum, a two-thirds acceptance level and the international financial community demanded a minimum of 80%. As a result, Argentina’s total sovereign debt decreased from US$189.8 billion to US$126.5 billion (equivalent to 77% of Gross Domestic Product (“GDP”), according to official figures). Anyway, this level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

On December 15, 2005, President Kirchner announced the pre-settlement of the debt owed to the International Monetary Fund (“IMF”); to such end, about US$ 9.5 billion were disbursed on January 3, 2006. Consequently, the Government applied to this disbursement all the “unrestricted” reserves (those exceeding the support to the monetary base); such resources would be reinforced by several domestic and foreign financing sources such as founds from Argentine Treasury, loans granted by the Government of Venezuela and other. In addition, the financial imbalance of the Central Bank's reserves was compensated through the issuance of non-transferable US dollars-denominated securities. This measure entails for further improvements in Argentina's fiscal and monetary discipline since in the event of smaller reserves (even though temporary), the trust in the system tends to deteriorate. However, the excess in US dollars demand is precise, while the excess in the supply of US dollars is a structural reality.

Economic activity continues recovering at a fast pace. The GDP (measured in real terms) increased to 8.8% in 2003 and 9% in 2004, while it grew by 9.2% in the first eleven months of 2005, reaching absolute values higher that the one for 1998. The country’s annualized inflation rate continues in 2-digit; in 2005, retail prices accumulated a 12.3% increase (higher than for the same period of 2003 and 2004) while wholesale prices accumulated a 10.7% increase in the same period. In 2004, the Consumer Price Index (“CPI”) increased 6.1% and the Wholesale Price Index (“WPI”) increased by 7.9%.

The employment continues to improve. The unemployment rate was 11.1% in the third quarter of 2005 falling down from levels of over 20% as presented during the worst periods of the Argentine crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 38.5% of population and indigence represents the 13.6% of population. In addition, the work of non-registered employees continuous being high and both unemployment and public insecurity are the main demands of the society.

As far as the main financial variables are concerned, the situation seems stabilized. The dollar exchange rate fluctuates from $3.00 to $3.05 per US dollar. Capital flight is not significant and controls on speculative capital have been established. The Merval index closed December 31, 2005 above 1,500 points. Interest rates are still low, even with negative values in real terms. The excess liquidity resulting from the increase in deposits and the gradual pace in the expansion of loans generates low needs of funding in the local financial system. Still, money supply margins are reduced and a tightening in monetary policy should be the most probable future scenario.

The perspectives for the next months indicate that economic activity will continue increasing though at a slower pace than in the last quarters, affected by the restrictions on installed capacity and the energy crisis. Regarding the price scenario, the retail inflation rate would reach 2-digit annualized levels and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and the rest of the relevant commodities. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2004 period. Therefore, the unemployment rate will probably record annual slight declines.

In the financial markets the Peso is expected to maintain its appreciation against the US dollar, while interest rates will tend to increase slightly, following increases in international rates. Both the variable and fixed income market would range according to the volatility that implies the sustainability of public and external accounts, as well as the conditions of the World economy, in order to satisfy funding needs for the rest of the 2006-2007 period.

TAX MATTERS

The National Congress and the National Executive Power (“PEN”), in the exercise of the powers thereto delegated, passed a tax reform law that introduced the following amendments:

Income tax

Law No. 25,784, in effect for fiscal years current as of October 22, 2003 modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

Decree No. 916/04 regulated Law No. 25,784 in the aspects related to transfer pricing of international transactions and the rules on exiguous capitalization. Concerning the latter, the new regulations establish that interest paid to related companies will be treated as dividends in the proportion in which the liabilities from financial transactions or other transactions assimilated with those entities is two times higher than the net shareholders’ equity as shown in the Company’s balance sheet. The regulations define debts with related companies that are subject to the above mentioned treatment, including the cases in which the creditor is resident of countries that have executed agreements with Argentina to avoid international double taxation.

Valued Added Tax (VAT)

Law No. 25,865, published in the Official Bulletin (Argentine Government daily publishing enacted acts, decrees, administrative orders, as well as resolutions of federal government and municipal agencies, and judicial documents requiring publication, etc. Under Argentine law, legal provision become effective and binding once they have been published in this Bulletin for some specified time as provided by the related statute) on January 19, 2004 amended the regulations applicable to VAT and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among others the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) regarding telecommunication services billed to persons under the Simplified Scheme, the tax increase is not included in the bill.

Pursuant to Decree No. 806/04, this law shall come into force on July 1, 2004. AFIP (Federal Public Revenues Administration) regulated the above mentioned rules and the re-registration of taxpayers under General Resolutions No 1,695, 1,697 and 1,699.

Under General Resolution No. 1,730, the AFIP reduced, with respect to transactions closed as from September 16, 2004, the withholding rates applicable under General Resolution No. 3,337 of the DGI from 5% to 3% and from 2.5% to 1.5%, and increased from $426 to $710 and from $852 to $1,420, respectively, the limit for applying the withholding.

Social security contributions

Decree No. 491/04 published in the Official Bulletin on April 22, 2004, ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to $6,000 with respect to contributions accrued until September 30, 2004; to $8,000 from October 1°, 2004 to March 31, 2005; to $10,000 from April 1, 2005 to September 30, 2005, and the elimination of such ceiling as from October 1°, 2005.

Royalties to be paid to municipalities for public space occupancy

In May 2004, the lower House of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

Telefónica considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

CRITICAL ACCOUNTING POLICIES

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with Argentine GAAP as adopted by the CNV.

The Company believes the following represents the Company’s, Cointel’s and Telefónica’s critical accounting policies. The Company's accounting policies are more fully described in Notes 2. to the Company's unconsolidated financial statements and 2. and 12. to the Company's consolidated financial statements. The most critical accounting policies adopted in preparing the financial statements according to accounting principles generally accepted in Argentina relate to:

•	the recoverability of the investment and the related goodwill generated by the Company's investment in Cointel, based on the Company's Management’s estimates of future discounted cash flows (see Note 2.3.b) to the Company's unconsolidated financial statements);

•	the depreciable lives for each category of fixed assets. Telefónica believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Telefónica's Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as to its results of operations. Telefónica’s Management estimates about technology and its future development require significant judgment because the impacts of technology advances are difficult to predict;

•	the evaluation of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist. Generally accepted accounting principles in Argentina require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, Telefónica must assess whether the carrying amount of the assets is recoverable by estimating the amount of discounted cash flows (future inflows of funds minus future outflows of funds discounted at a rate that reflects the time value of money and the risks specifically inherent in the asset) and before financial charges and income tax. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. As a consequence of the unification of accounting standards as described in Note 2.2. to the Company’s unconsolidated financial statements, the method applicable to the assessment of recoverability is the discounted cash flows method. Telefónica believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires Management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Telefónica’s Management estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, Telefónica mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. Telefónica develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

Fixed assets have been valued based on their recoverable value on the basis of Telefónica’s Management best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefónica has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in Note 4. to the Company’s consolidated financial statements, the main macroeconomic variables have shown relative stabilization. In the opinion of Telefónica’s Management based on the preparation of projections based on such trends and the consideration of operating strategies available for these scenarios, Telefónica will obtain future cash flows enough to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in Note 9.1. to the Company’s consolidated financial statements, Telefónica will continue to monitor the projected situation and will assess the effect of any new future developments.

•	the creation of reserves for contingencies in Telefónica assessed as likely by its Management, based on its estimates and the opinion of its legal counsel (see note 10. to the Company's consolidated financial statements).

•	the Company’s, Cointel's and Telefónica's Management assess the recoverability of deferred tax assets based on estimates. The recoverability of deferred tax assets ultimately depends on the Company’s, Cointel's and Telefónica's ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible. In making their assessment, the Company’s, Cointel's and Telefónica's Management consider the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, a deferred tax asset must be recognized when its future deductibility is likely. As of December 31, 2005, on the basis of the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the variables having an impact on future taxable income, including the renegotiation of the Argentine debt, the evolution of the balance of tax loss carryforwards for the past three years, the stability and predictability in relation to the exchange rate and inflation for the next two years, as well as a reduction in foreign- denominated indebtedness, Telefónica considers that the balance of net deferred tax assets is likely to be recovered (see note 2.5. to the unconsolidated financial statements). As regards the Company and Cointel, considering current tax strategies and the fact that the income of these companies is mainly derived from their shareholdings in Cointel and Telefónica, respectively, and that said income is no levied with income tax, the Company and Cointel have booked an allowance to cover the total balance of deferred tax assets, whose recovery depends upon the generation of future taxable income.

•	the creation of allowances in Telefónica, amounting to 141 million (the amount as it arises from Cointel’s consolidated financial statements as of December 31, 2005), set up to cover doubtful accounts based on Telefónica’s estimates regarding the terms and conditions of their potential future collection; and

•	Telefónica’s Management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine Government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable.

The preparation of financial statements in accordance with Argentine GAAP requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of issuance of the Company's financial statements and the reported amounts of revenues and expenses during the period/year being reported. Final results may differ from those estimated by the Company’s Management. See Notes 2.3. d) and 2.5. to the unconsolidated financial statements and 2.1. g), 2.1. k), 9., 12. and 15. to the Company's consolidated financial statements.

Among others, these financial statements reflect the effects derived from economic and exchange regulations known as of the date of issuance of such consolidated financial statements. All of Company Management’s estimates have been prepared taking such effects into consideration. The effects of any additional action that the Argentine Government may undertake in the future will be recognized in the consolidated financial statements in the moment that Management becomes aware of them.

Comparison of the Company's results of operations for the years ended December 31, 2005 and 2004
(Figures stated in millions of Argentine pesos and restated as described in Note 2.1 to the unconsolidated financial statements)

All references made below to 2005 and 2004 are to the years ended December 31, 2005 and 2004, respectively.

	Millions of pesos

	2005	2004

Equity interest in Section 33 - Law No. 19,550 companies - Continuing
operations	120	(133)
Other income relating to Section 33 - Law No. 19,550 companies and
related parties	37	33
Administrative expenses	(5)	(2)
Net holding and financial incomes and losses	41	(197)
Equity interest in Section 33 - Law No. 19,550 companies - Discontinued
operations	33	(1)

Net income / (loss) for the year	226	(300)

Equity interest for investment in Section 33 – Law No. 19,550 companies

The Company’s equity interests in related parties increased to a gain of 153 million (120 million of continuing operations and 33 million of discontinued operations) from a loss of 134 million (133 million of continuing operations and 1 million of discontinued operations) in 2005 and 2004, respectively. Such results reflect a gain of 153 million in 2005 and a loss of 95 million in 2004, attributable to the Telecommunications Business (see Note 2.3. b) to the Company's unconsolidated financial statements) and include losses of 39 million in 2004, related to the amortization of the goodwill on its investment in Cointel.

The variation in the Company's equity interests in related parties attributable to the Telecommunications Business, to a gain of 153 million in 2005 from a loss of 95 million in 2004, was due principally to the changes in Cointel’s and Telefónica’s results for such periods (see “Telecommunications Business” and “Evolution of the current macroeconomic situation and financial system in Argentina”) and includes the income for Telefónica’s disposal of the ownership interest in Telinver S.A. (See Note 16. to the Company’s consolidated financial statements).

Other income relating to Section 33 – Law No. 19,550 companies and related parties

Other income relating to Section 33 - Law No. 19,550 companies and related parties remained in 37 million and 33 million in 2005 and 2004, respectively. The only significant income that the Company currently receives is from the agreement with Telefónica S.A. Sucursal Argentina (“TSA Arg.”) (see Note 5.c)(i) to the Company's unconsolidated financial statements).

Administrative expenses

Administrative expenses include: (i) legal and audit fees, (ii) tax on bank account credits and debits, non taxable VAT and (iii) various administrative expenses. Administrative expenses amount to a loss of 5 million and 2 million in 2005 and 2004, respectively.

Financial incomes and losses

The Company's financial incomes and losses, amounted to a gain of 41 million in 2005 and a loss of 197 million in 2004.

The variation in 2005 as compared to 2004 is principally due to: a) a variation in the exchange difference due to the impact of the appreciation of the peso on the net monetary position in foreign currency during 2005 and its appreciation during 2004, which resulted in a gain of 69 million in 2005 and a loss of 31 million in 2004 and b) interest on liabilities amounted to 28 million and 166 million in 2005 and 2004, respectively: such decrease was mainly due to a decrease of the Company’s indebtedness as a result of the partial capitalization of the debt with TISA mentioned in Note 7.3. to the Company’s unconsolidated financial statements.

Net income/(loss) for the year

As a result of the factors described above, the Company had a net income of 226 million in 2005 and a loss of 300 million in 2004.

Liquidity and capital resources

As of December 31, 2005, the Company's total liabilities amount to 67 million, which consist of 24 million in negotiable obligations (including interests accrued as of that date), 38 million of payables to Section 33 - Law No. 19,550 companies and related parties and 5 million in tax payable, trade payables and other payables.

Historically, the Company has covered its funds requirements principally through cash dividends from Cointel, other income relating to Section 33 - Law No. 19,550 companies and related parties, proceeds from disposing of its ownership interests and other assets and through different kind of borrowings.

The Company’s principal source of funds has traditionally been dividends paid to it by Cointel, which paid to its shareholders an aggregate of 1,452 million (at historical value) in cash and in-kind dividends from January 1, 1994 through December 31, 2001. Cointel did not pay dividends during the years ended December 31, 2005, 2004, 2003 and 2002. Cointel’s principal source of cash revenues are the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate of 1,190 million (at historical value) in cash dividends from January 1, 1994 through December 31, 2001. Telefónica did not pay dividends during the years ended December 31, 2005, 2004, 2003 and 2002.

In 1997 the Company began collecting income under the agreement with TESA Arg. mentioned in Note 5.c)(i) to the Company's unconsolidated financial statements. During 2005 and 2004, the Company collected 43 million and 42 million in 2005 and 2004, respectively, for this concept.

The Company uses its funds mainly to pay interest on its financial loans and Negotiable Obligations. During 2005 and 2004 the Company did not pay dividends.

On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notified in writing, at least three days before due date, that they do not intend to renew the agreement. TISA was entitled to modify the differential provided it notified in writing the Company of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase the Company’s negotiable obligations (see Note 9. to the Company’s unconsolidated financial statements). Subsequently, on February 14, 2001, the Company made an early partial repayment to TISA of this loan for an amount of US$37.9 million.

Through various amendments during the year 2004, the Company and TISA agreed that principal maturity and interest capitalization will be semiannual, set the differential for the second period in 5.5% nominal per annum, which it has remained unchanged for the following periods, and amended the loan agreement eliminating the early termination event triggered by the existence of restrictions that could limit the Company’s ability to repay its debt with TISA. Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, the Company’s Board of Directors resolved to call a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. On February 15, 2005, due to the capitalization described in Note 7.3. to the unconsolidated financial statements, TISA and the Company agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of US$622.5 million (1,785 million) which shall not accrue interest as from February 15, 2005, and (ii) ratify that the residual amount of TISA’s credit for US$20 million is subject to the same conditions as those agreed upon on December 27, 2004 (see Note 7.3. to the Company’s unconsolidated financial statements). On June 17, 2005 US$7 million of the above-mentioned loan were cancelled remaining its balance as of December 31, 2005 in US$13 million.

In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: upon the Company defaulting on any of the commitments assumed under the loan agreement, in the event of any change in the Company’s controlling shareholder, if the Company or its affiliates are unable to comply with their obligations, changes in the Company’s main business activity, if the Company or any of its affiliates lose the government licenses obtained and if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

In relation to the loan’s balance in force as of December 31, 2005 for an amount of US$13 million, TISA has advised to the Company that until the maturity of the loan TISA shall not consider that an acceleration event as defined in the agreements has taken place. Additionally, the mentioned loan agreement includes an acceleration event in case certain court or extra-court proceedings are filed for an amount in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering until the maturity of the loan.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company's own funds availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.3. b) to the Company’s unconsolidated financial statements.

Telecommunications Business

Comparison of Cointel's unconsolidated results of operations for the years ended December 31, 2005 and 2004 (Figures stated in million of Argentine pesos and restated as described in Note 2.1. to the unconsolidated financial statements)

As of December 31, 2005, the Company’s ownership interest in Cointel amounts to 50.0% of the capital stock, representing 49.84% of Cointel's total votes.

All references made below to 2005 and 2004 are to the years ended December 31, 2005 and 2004.

The discussion relating to Cointel is based on Cointel’s unconsolidated financial information for 2005 and 2004. The Company believes that such financial information, rather than Cointel’s consolidated financial statements, highlights more effectively the effect on Cointel’s activities other than its holding of Telefónica stock.

	2005	2004

Equity interest for investment in Telefónica of continuing
operations	430	(26)
Administrative expenses	(1)	(1)
Holding and financial losses, net	(180)	(156)
Equity interest for investment in Telefónica for discontinued
operations	67	(1)

Net income/(loss) for the year	316	(184)

Equity interest for investment in Telefónica

Income on equity investment in Telefónica increased to a gain of 497 million (430 million of continuing operations and 67 million of discontinued operations) in 2005 from a loss of 27 million (26 million of continuing operations and 1 million of discontinued operations) in 2004. This increase was due to the variation in Telefónica’s net income in such periods (see “Comparison of Telefónica's consolidated results of operations for the years ended December 31, 2005 and 2004”). Equity interest for investment in Telefónica includes a loss of 22 million in 2004 related to goodwill amortization on Cointel's investment in Telefónica.

Holding and financial losses, net

Holding and financial losses, net increased to a loss of 180 million in 2005 from a loss of 156 million in 2004, representing an increase in the loss of 24 million. This variation was due to (i) the impact of the depreciation of the peso over the net monetary position in foreign currency during 2005 and (ii) the increased financial burden due to interest in 2005 on the loans granted by TISA.

Net Income/(loss) for the year

As a result of the factors described above, Cointel had a gain of 316 million in 2005 and a loss of 184 million in 2004.

Comparison of Telefónica’s consolidated results of operations for the years ended December 31, 2005 and 2004 (Figures stated in million of Argentine pesos and restated as described in Note 2.1. to the Company’s unconsolidated financial statements)

As of December 31, 2005 the Company holds an indirect ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which controls the outstanding capital stock of Telefónica through its 100% ownership interest in Telefónica’s Class “A” shares and 40.2 million Class “B” shares of Telefónica which represent approximately 2.3% of Telefónica’s outstanding capital stock. Consequently, Cointel’s total ownership interest in Telefónica’s outstanding capital stock is 64.83%.

All references made below to 2005 and 2004 are to the years ended December 31, 2005 and 2004, respectively.

As a result of the sale of Telefónica's equity interest in Telinver S.A. described in Note 16. to the Company’s consolidated financial statements, as from November 2005, Telefónica has discontinued operations of the business segment corresponding to advertising exploitation of the telephone directory. Consequently, Telefónica no longer files consolidated financial statements.

	2005	2004

Net revenues	3,367	2,983
Cost of services provided	(1,883)	(1,902)
Administrative expenses	(394)	(323)
Selling expenses	(422)	(184)
Loss on equity investments	-	(1)
Holding and financial Income/(Loss), net	(315)	(448)
Other expenses, net	(64)	(130)
Income tax	375	-

Net Income of continuing operations	664	(5)

Net income of discontinued operations	103	(3)

Net Income/(Loss) for the year	767	(8)

Lines installed (in thousands)	4,728	4,615
Lines in service (in thousands)	4,535	4,329
Lines in service per 100 inhabitants	26.0	25.1
Lines in service per employee	509.6	494.3

Telecommunication rate regulations

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the AMBA (“Buenos Aires Multiple Area”). Pursuant to Resolution SC No. 304/03, the Secretary of Communications (“S.C.”) established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $1 to US $1 exchange rate. Furthermore, this law authorized the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”), which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. UNIREN is in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been extended until December 31, 2005 pursuant to Law No. 25,972 and further extended until December 31, 2006 pursuant to Law No. 26.077. The PEN should be responsible for submitting the renegotiation proposals to National Congress, which have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event that the above-mentioned period expires without National Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the PEN in this renegotiation process are not limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Pursuant to Resolution No. 72/03, in February 2003, the Ministry of Economy approved the methodology to calculate and transfer to Telefónica’s customers the impact of tax on bank account transactions introduced by Law No. 25,413 paid by Telefónica as from the date of effectiveness of such resolution. Resolution No. 72/03 explicitly mentions the Transfer Contract as base to approve such method. In conformity with Resolution No. 72/03, any tax paid before such date is included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004 Telefónica, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving such companies’ rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved Telefónica's promotional offer of telephone access through non geographical numbering, to the value added of Internet access service described in sub-paragraph b), for customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Areas, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005 Telefónica and Telecom Argentina S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of Telefónica's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on Telefónica's future results.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Emergency Law) were extraordinary events that significantly modified the economic and financial equation and the regime applicable to the industry, therefore allowing the renegotiation of the agreement to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine Government and it proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly CPI in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006, the parties agree to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of Understanding 2006, both the Telefónica and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress both before administrative, arbitral or any other court in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Telefónica’s license and Transfer Contract.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Telefónica’s Management and its legal advisors, under the general principles of administrative law applicable to the Bidding Terms and Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates schedule would not maintain the rate values in US dollars or in constant pesos in relation to any future rise in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that the Bidding Terms and Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Telefónica’s financial position and future results of operations. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the eventual outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

Net Revenues

Net revenues increased by 12.9% to 3,367 million in 2005 from 2,983 million in 2004.

The increase in revenues was principally due to an increase in the consumption of sundry services and an increase in the average plant and to the consideration of certain related taxes in fiscal 2004.

The following table shows operating revenues by category of services for the years ended December 31, 2005 and 2004. Figures are stated in million of Argentine pesos:

	Millions of pesos

	2005	2004

Basic telephone service
Measured service	923	857
Monthly basic charges (1)	787	719
Special services	565	459
Public phones	185	188
Access charges	517	388
International long-distance service	125	108
Direct lines	79	84
Other	186	180

Total	3,367	2,983

(1) Includes basic charges and charges for supplemental services.

The main variations refer to:

Measured Service:

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, to customers of other operators routed through Telefónica’s network as well as other operators’ networks. In this last case, Telefónica bills and collects revenues for the termination of those calls (included in “Access charges” revenues), and pays to the other operators the cost of using their network (see cost of services provided “Fees and payments for services”).

Measured service increased by 66 million or 7.7% to 923 million in 2005 from 857 million in 2004. The variation was mainly due to: (i) an increase of 48 million or by 4.4% in the total average number of billable lines, partially offset by: (ii) a decrease in average urban and interurban consumption per line of approximately 20 million and (iii) an increase in tariff discounts of approximately 8 million in 2005 as compared to 2004.

Monthly basic charges:

Monthly basic charges increased by 68 million or 9.5% to 787 million in 2005 from 719 million in 2004. The variation was mainly due to (i) an increase in Telefónica’s average number of billable lines of approximately 25 million, (ii) an increase in revenues from supplemental services of approximately 21 million, mainly due to the increase in average price in this service of approximately 9.7%, and (iii) a decrease in 2005 in the average number of lines out of service as compared to last year that generates an increase of 8 million in the monthly basic charges, partially offset by an increase in tariff discounts of approximately 5 million in 2005 as compared to 2004.

Special services:

Special services increased in 106 million or 23.1% to 565 million in 2005 from 459 million in 2004. The variation was mainly due to an increase of: (i) 91 million in Internet service subscriptions billed, due to the rise in the number of ADSL (broad band) users of 78.9%, (ii) 8 million in services provided to suppliers of audiotext and free calls, partially offset by a decrease of 11 million in services provided to other suppliers for agreements signed in 2004.

Public phone:

Revenues from public phones decreased by 3 million or 1.6% to 185 million in 2005 from 188 million in 2004. The variation mainly results from: (i) a drop in the consumption in third party calling centers, and (ii) an increase in discounts and rebates therein granted as a result of growing competition in mobile telephone services, partially offset by an increase in subscriptions.

Access charges:

Access charges: Telefónica bills and collects income resulting from call termination of other operators through its network, and pays to the other operators the cost of using their networks (see costs of services provided “Fees and payments for services”).

Revenues resulting from access charges (interconnection) in 2005 amounted to 517 million, as compared to 388 million in 2004, representing an increase of 129 million or 33.2% . The variation mainly results from a 18.9% increase in interconnection traffic, in particular with mobile telephone companies, both in transit and in access, and an increase in interconnection subscriptions of 21.7% or 15 million.

International long-distance service:

International long-distance service revenues increased by 17 million or 15.7% to 125 million in 2005 from 108 million in 2004. This variation was mainly due to a 27.3% increase in traffic to customers and carriers.

Direct lines:

Revenues from direct lines decreased by 5 million or 6.0% to 79 million in 2005 from 84 million in 2004. This variation was mainly due to a decrease in sales due to the increase in discounts granted.

Other:

“Other” revenues increased to 186 million in 2005 from 180 million in 2004 which represents an increase of 3.3% or 6 million. This variation is mainly due to connection revenues (see note 2.1. l) to the Company’s consolidated financial statements). This variation was partially offset by an increase in computer assistance services and other management services provided, among others.

Cost of Services provided, administrative expenses and selling expenses (“operating cost”)

Cost of services provided, administrative expenses and selling expenses increased by 12.0% to 2,699 million in 2005 from 2,409 million in 2004.

The following table shows the breakdown of expenses for the years ended December 31, 2005 and 2004, in millions of pesos:

	Loss/(Income)

	Millions of pesos

	2005	2004

Salaries and social security taxes	447	393
Depreciation and amortization of fixed and intangible assets (1)	1,068	1,131
Fees and payments for services	683	580
Material consumption and other expenditures	66	71
Allowance for doubtful accounts	6	(43)
Taxes	200	60
Management fee	75	68
Other	154	149

Total	2,699	2,409

(1) Excluding the portion corresponding to financial expenses.

The main variations of operating costs refer to:

Salaries and social security taxes:

Salaries and social security taxes increased by 13.7% or 54 million to 447 million in 2005 from 393 million in 2004. The variation was mainly due to an increase in salaries granted by Telefónica and by a decree of the PEN to employees, both those included and not included in the collective bargaining agreement, during the first quarter of 2005 and to the employees included in the collective bargaining agreement, during the last quarter of 2005. Additionally, this variation includes the effect of the agreements between Telefónica and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2004. These increases were slightly accompanied by an increase in Telefónica’s average headcount, which varied approximately 1% to 8,812 in 2005 from 8,728 in 2004.

The productivity index, measured as lines in service by employee grew from 494.3 in 2004 to 509.6 in 2005, which represents approximately a 3.1% increase.

Depreciation and amortization of fixed assets and intangible assets:

Total depreciation and amortization of fixed assets and intangible assets decreased to 1,068 million in 2005 from 1,131 million during 2004. The decrease was mainly due to assets that were no longer depreciated as from December 2004, (mainly transmission, switching and radio equipment), partially offset by the amortization of investments in fixed assets applied during 2005.

Fees and payments for services:

Fees and payments for services increased by 17.8% or 103 million to 683 million in 2005 from 580 million in 2004. In relation to the above mentioned variation, the main increases should be highlighted:

•	temporary personnel expenses for 20 million, mainly due to the need to hire temporary personnel and salary increases granted by Telefónica and decree of the PEN;

•	network maintenance expenses for 21 million, mainly due to repair charges caused by cable thefts, increase in preventive maintenance due to lines in service;

•	advertising expenses for 12 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in the average cost of them;

•	Interconnection fees to providers amounting to 15 million due to the increase in traffic, mainly outgoing international internet calls as a consequence of the increase in Internet services supplied by Telefónica;

•	11 million in advice and consulting fees mainly due to higher consulting fees;

•	technical services and systems of 11 million mainly due to an increase in the capacity hired from service providers;

•	commissions for sales and building maintenance of 8 million and

•	and security, communication and travel expenses of 5 million;

Material consumption and other expenditures:

Costs for material consumption and other expenditures decreased from 71 million in 2004 to 66 million in 2005. The main cause for the change was the reduction in the consumption of materials that Telefónica kept in stock. These decreases were compensated by increases in the prices of certain materials used and of certain expenditures.

Allowance for doubtful accounts:

The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2005 allowance for doubtful accounts was of 81 million, as compared to 62 million in 2004, representing an increase of 19 million; and (ii) a total recovery of collection of past-due customers in 2005 of 75 million, as compared to 105 million in 2004, representing a decrease of 30 million. These variations are due to an increase of activity during 2005 and the new collection plans implemented by Telefónica.

Taxes:

The charge to income for taxes increased from 60 million in 2004 to 200 million in 2005. This variation is mainly due to an increase in Telefónica’s revenues, the taxable base of certain taxes and certain taxes that impacted on sales revenues in 2005.

Management fee:

The charge to income for management fee increased from 68 million in 2004 to 75 million in 2005, representing a 10.3% increase. This is mainly due to an increase in the income considered for fee calculation.

Other:

The charge to income of other operating costs increased from 149 million in 2004 to 154 million in 2005, representing a 3.4% increase. The variation is due to an increase in transportation expenses of 8 million, cost of services provided of 2 million, commission expenses of 3 million and other payroll expenses of 1 million. This increase is partially offset by a 9 million decrease in lease charges as a result of the expiration of the leases of vehicles.

Financial incomes and losses

In 2005 and 2004 interest capitalized in fixed assets totaled 11 and 8 million, respectively.

For the years ended on December 31, 2005 and 2004 net financial incomes and losses amounted to losses of 315 million and 448 million, respectively, representing a decrease of 133 million. This decrease was mainly due to: (a) 73 million for a gain of exchange difference resulting from the effect of changes in the exchange rate experienced in both periods, from a loss of 65 million in 2004, to a gain of 8 million in 2005 and (b) a reduction in interest and financial charges of 100 million, to a loss of 270 million in 2005 from a loss of 370 million in 2004, mainly due to a decrease in the average exchange rate for the fiscal year, a decrease in financial payables and in the interest rate applied to the debt of Telefónica with its indirect controlling company TISA partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Other expenses, net

Other expenses, net decreased from 130 million in 2004 to 64 million in 2005, representing a 50.8% decrease. The variation is mainly explained by a reduction in employee termination charges and by a decrease in reserve for contingencies.

Results of discontinued operations

Operations discontinued in 2005 resulted in a profit of 103 million. In 2004, this result had been a loss of 3 million. This increase mainly reflects the income derived from the sale of Telefónica’s equity interest in Telinver S.A. (see notes 2.1. l) and 16. to the consolidated financial statements).

Net income (loss) for the year

Net income (loss) increased from a loss of 8 million in 2004 to a gain of 767 million in 2005, mainly due to the variation of revenues and the exchange difference, being the main causes of this change the increase in sales revenues, the exchange difference, the income derived from the disposition of Telefónica’s equity interest in Telinver S.A. and income tax (see note 2.1. k) to the consolidated financial statements).

MAIN SHAREHOLDERS

As of December 31, 2005 the Company's main shareholder is TISA, with a 99.99% of the total capital stock. See Note 1. - Agreement between the Company’s Former Principal Shareholders and TSA and Note 7.2. and 7.3. to the Company's unconsolidated financial statements as of December 31, 2005.

PROSPECTS OF THE COMPANY, COINTEL AND TELEFÓNICA

The Company’s main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica’s activities.

During 2004 and 2005, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the raise of prices.

In this scenario, Telefónica and the Company have the following management priorities for the short and medium term and maintaining Telefónica its vision: “to be Argentina’s most admired company in terms of personnel enthusiasm, customer satisfaction and contribution to the country’s development”:

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	continuing to tap Internet’s growth opportunities by forerunning broadband (ADSL) development, considered to be the main growth leverage for the residential segment. In the coming years Telefónica will implement a plan for growth that will allow it to maintain leadership in the access market in the areas it serves, maintaining quality and service standards comparable to the most developed markets around the world, with the aim of reaching one million ADSL customers in 2008;

•	consolidating Telefónica as a comprehensive supplier for corporate customers, i.e., shifting from a vision focused on product development to a vision focused on the development of integrated offerings tailored to the needs of each segment;

•	applying selective criteria to expenditures and investment projects;

•	continuing with adequate cash management, honoring assumed commitments;

•	encouraging Telefónica’s conversion into an organization focused on, and committed to, the customer; and

•	confirming Telefónica’s commitment to Argentina’s growth capitalizing the opportunities resulting from such growth.

In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills, including:

1) A bill for establishing the National Regime of Utilities (the “Bill”). The Bill defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Bill seeks to introduce substantial changes in the regulatory framework under which Telefónica currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts described above. The Bill includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply of the services must be transferred to the State upon the expiration of such term. At present, Telefónica renders its services under a perpetual license and has the title to the assets assigned to supply of the services.

In addition, although the Bill states that rates must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential rates charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the payment of its obligations by the supplier, etc.

2) A bill that changes the treatment to be given to customers in arrears that was approved by the Senate on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

On February, 2006, the Argentine Government, through the Renegotiation and Analysis of Public Utilities Agreements Unit, and Telefónica executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations were met, this instrument will be the necessary background to execute the Memorandum of Understanding for the Transfer Agreement Renegotiation approved by Presidential Decree 2332/90, as provided for in Law No. 25,561, section 9.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;

•	Maintenance and assurance of legal stability for the benefit of service development;

•	Strengthening of the Nation's common welfare;

•	Assurance of adequate service supply:

•	Assurance of effective protection for the rights of users and consumers;

•	Incentives to the involvement of the private sector in telecommunications;

•	Promotion of sustainable technological evolution in the sector with a view to fixed and wireless connectivity;

•	Development of the Argentine telecommunications industry;

•	Promotion of job creation;

•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom; and

•	Establishment of an equal treatment for all providers.

Telefónica is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become part of the regulatory framework that governs the Telefónica's activities. Nor can Telefónica foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which Telefónica currently operates. Telefónica and the Company continue being committed to cooperating with the regulatory enforcement authorities so as to consolidate a satisfactory set of consistent regulations with a view to achieving in the future a stable legal framework that regulates business in the industry.

As from the second semester of 2003 there has been an improvement in the macroeconomy, including stabilization of the peso with respect to the US dollar. Although in 2005 retail prices already recorded an accumulated increase of 12.3%, it is a priority issue, deserving the Government’s special attention in order to keep such index under control. In particular, Telefónica expects that the outcome of the renegotiations of the agreement with the Argentine Government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years accompanying the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, Telefónica and the Company’s results of operations are very sensitive to changes in the peso/ US dollar exchange rate because its primary assets and revenues are denominated in pesos while a great percentage of its liabilities are denominated in US dollars.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding the services in the markets currently served by Telefónica and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

In the long term, Telefónica intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, and particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels. Telefónica also intends to continue to invest substantial resources and expects investments in 2006 to be in the region of 500 million, both in traditional service and in ADSL as well as in training and personnel development and in incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short- and long-term business strategies, hand in hand with current stability in Argentina’s economic situation, will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date:	April 4, 2006	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel